UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For April 2, 2020

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ANNUAL REPORT AND FINANCIAL STATEMENTS

2019

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ANNUAL REPORT AND FINANCIAL STATEMENTS

ANNUAL REPORT

ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

(figures stated in thousands of constant Pesos as of December 31, 2019, unless otherwise expressed)

1.Letter to our Shareholders, Customers, Employees and Suppliers

Faced with a demanding change scenario, we have focused on seizing opportunities to generate value for our shareholders and the community where we conduct our businesses. Driven by our unwavering commitment, to address the complexities of the economic situation, we seek to increase our leadership in the energy industry and thus fuel a sustainable growth in all our businesses.

Being the main natural gas transportation company in Argentina —where we operate the longest pipeline system in Latin America— our mission is to integrate natural gas production and consumption in a profitable manner, thus contributing to our country’s sustainable development. True to our commitment to safety and environmental care, in 2019 we kept rendering services that improve the quality of life of the community, meeting the high quality and efficiency standards that have always set us apart throughout our track record of 27 years.

At TGS, we generate future and head towards a cultural change that we are developing based on three main cornerstones: focus on the client, innovation and achievement. We are aware that our team is the key to our success and we believe in its high commitment and capacity to face new challenges.

The main landmarks that delineated our path in 2019 are presented below.

Our Business Performance in 2019

In 2019 we reached revenues of Ps. 48,561.5 million and an operative income before depreciations of Ps. 23,454.4 million, which represent 7.3% and 7.5% negative variations, respectively, compared to 2018 figures.

We keep investing in our country, in the natural gas transportation segment, meeting the commitments undertaken with our customers. Thus, within the framework of the Five-Year Investment Plan outlined in the Tariff Review Process, we have conducted investments for Ps. 7,041.5 million in reliability, safety and efficiency works that allow the adequate management of the pipeline system to meet the challenging development of the natural gas market in Argentina.

The main gas pipelines system satisfactorily met the demand for natural gas transportation (60% of the gas consumed in Argentina), particularly considering the importance of natural gas in the Argentine energy matrix and the regulatory entities’ requirements. In light of this, we undertook works of utmost relevance to provide greater safety and quality to our services. Among them, we underline the execution of an ambitious plan that involved the recoating and inline inspection and replacement of several sections of pipelines, all of which was possible thanks to the commitment of our operations teams in charge of maintenance, inspection and prevention. With an investment of approximately U$ 2 million, we also started the expansion of the Turbines Workshop that allows us to conduct major maintenance works of the Frunze NK12 and NK14 Russian units as well as Man THM 1304 turbines.

To sort out the difficulties presented by the macroeconomic scenario in 2019, the Argentine Government took a set or measures that aim at softening the impact of tariffs on inflation. Among said measures, it was decided to defer part of the invoices for services rendered to residential users and to grant only one tariff increase of the two that should have been implemented in accordance with the Tariff Review Process. Additionally, in December 2019— with the enactment of Law 27, 541— it was determined that a new tariff review must be conducted within a 180-day deadline.

As a result of our efficient management of the Cerri Complex, for the second year in a row liquids production continued above the million short tons, reaching 1,127,558 short tons (3.8% lower than in 2018). It is worth noting the negative impact derived from the fact that our only ethane client in the country—PBB Polisur S.R.L.— did not have its plant in operation until the third quarter of 2019. This situation was regularized as from October 2019, allowing the client to take a higher volume of product during the last quarter of the year, partially offsetting lower ethane deliveries.

Thanks to new purchase and negotiation processes, we have achieved the reduction of the average natural gas purchase price (down by 24% in terms of United States dollars), which allowed the compensation of the drop in liquids international reference prices, which were below historic averages.

In October 2019, we conducted the first LPG exports to Brazil for industrial purposes on tanker trucks, which is proof of our constant search for opportunities— driven by innovation and with a special focus on meeting the needs of our clients—. Likewise, we continued serving the needs of our domestic market and conducting exports by tanker ships and tanker trucks; the latter allowed us to reach the Chilean, Paraguay and Brazilian markets.

This year we finalized the technological update of the control system of the third General Electric (GE) machine that remained to be updated at the Cerri Complex, thus achieving higher efficiency, better failures detection diagnosis and an improved control over these machines that are critical for processing. On the other hand, we acquired a new auxiliary heater as a complement to the existing steam generation system, which once installed will generate a more efficient use of the fuel gas, higher operative reliability and therefore lower gas issuances. A further major step in the revamping of our machinery pool is the purchase of three GE turbines that in 2020 will replace two of the current installed ones— which have been constantly in use for 39 years—; whereas the remaining new turbine will be installed in 2021. All these improvements have been part of a US$ 25 million investment plan.

The Other Services segment has undoubtedly been the one on which we have planted the cornerstones to become the first midstreamer in the development of the Vaca Muerta hydrocarbon formation (“Vaca Muerta”). We have honored the terms agreed with our clients related to the Vaca Muerta Southern and Northern Pipelines and Tratayén conditioning plant building projects, which have required investments of around US$ 260 million. This Project, feasible thanks to the natural gas transportation and conditioning agreements entered with several of the main non-conventional gas producers that are operating in the field, facilitates an infrastructure optimization —in contrast to the results that would have been obtained by individual undertakings by each producer— that earns us our status as the First Midstreamer in Vaca Muerta.

We continue strengthening our commitment to the community. For such purposes, we implement and maintain an environmental management system based on standard ISO 14001:2015, which ensures control over the main environmental aspects affected by our activity. Besides, to ensure the safe and reliable operation of our pipeline system, we have launched our “Transporting Awareness” program to raise community awareness on our activities, provide the public with the information they need and foster communication with our stakeholders in all our influence area.

The development of quality bonds with our personnel is another pillar of our performance. With a workforce of 1,118 persons, during 2019 we focused on activities oriented at the cultural change that will enable us to generate future through the main cornerstones:

Thanks to all these measures and to all our team’s cooperation and commitment, we have been able to reach all our outlined goals and continue contributing positively to the development of Argentina.

We feel proud of having ranked seventh as one of the best companies to work at in Argentina (within the category of over 1,000 employees) according to the issuance of the international consultant “Great Place to Work”.

In April 2019, we presented our new brand image— that has evolved from our former identity— with younger and lighter colors related to nature, symbolizing our calling for moving forward.

Our performance in the financial arena was outstanding as thanks to our investment policy we managed to mitigate the negative impact of both exchange fluctuations and changes in BCRA regulations regarding TGS’ businesses. We also continued adding value for our shareholders through the payment of dividends and the execution of several acquisition programs of our own shares. Our indebtedness level continued low, so we managed to keep a balanced capital structure.

Future Outlook

Every year, the future of natural gas as an essential fuel in the Argentine energy matrix keeps getting firmer and firmer, which will make Argentina a sustainable country with great growth. We are consolidating as integral service providers in the hydrocarbon industry.

Within this framework, our strategy aims at positioning ourselves as leaders and carry out undertakings that play an essential role in the future of our country, thus consolidating our growth strategy with a dramatic leap in the non-regulated business. Pursuing that end, we are adopting an innovating customer-focused vision, in search of new business opportunities.

The coming into office of the new governmental authorities and the delay in the granting of the tariff review increases implies that we must generate valid and constructive dialogue channels that ensure a profitable and efficient gas transportation business in line with the country energy development, meeting the needs of both our domestic and external demand and considering our stakeholders’ needs.

We will keep conducting our businesses in compliance with the highest safety, reliability and quality standards to meet the needs of our current and potential customers. We will focus on developing all those activities that consolidate our commitment to the environment and reduce the impact of our activities on it, aware of the contribution and positive impact that our activities have on the communities where we conduct our operations.

The economic context where we perform our activities presents us with complex challenges that call for innovative solutions. Driven by an integrated and efficient vision in resources management based on our cultural change process, we will definitely be one of the main players in the Argentine energy sector.

The reopening of international credit markets and regularization of the macroeconomic context and Argentine businesses will be of utmost importance to attract the main energy industry players investments required to develop said businesses.

In this light, it will be essential to keep monitoring the economic financial situation to ensure the liquidity and solvency required to conduct the investments that can take us to a sustainable growth.

We thank our shareholders for the permanent trust placed in our performance, our clients and suppliers for being part of our businesses and our staff for their unwavering cooperation, commitment and dedication. Their joint efforts over our track record of 27 years, have positioned us at the highest performance standards, which —allied to the cultural change process we have started— will earn us a leading role at the forefront of our industry.

2. Macroeconomic Scenario

2.1 Argentine Context

National, provincial and municipal elections were undoubtedly the most significant event over the last year. The “Frente de Todos” candidate, Alberto Fernández, was elected President and took office last December 10, 2019 for the oncoming 4- year term.

Presidential elections have triggered high-volatility political and economic scenarios. Combined with external factors, the main economy variables have been negatively impacted throughout the year 2019.

The exchange rate continued its rising trend, closing at $ 59.89 per each United States dollar as of December 31, 2019 from its value of $ 37.70 at the closing of 2018 (representing a 58.9% devaluation). It is worth noting the United States dollar major leap was recorded after the holding of the primary, open, simultaneous and compulsory elections (“PASO”, according to its initials in Spanish) reaching a value 33.4% higher than the day prior to said elections (August 9, 2019).

Since then, the Argentine government has not been able to renew its short-term debt maturities, which provoked a significant drop in the price of Argentine financial assets and deposits in dollars.

Fueled by global uncertainty, see “International context”, the risk premium paid by Argentine debt —measured by the JP Morgan EMBI+ index— soared to 2,530 points in September 2019, the highest level since the 2008 financial crisis.

The “BCRA” —the Argentine Republic Central Bank— reserves stock decreased to US$ 45,190 million in December 2019 —from the US$ 65,806 million that had been recorded in December 2018—.

On August 29, 2019, the National Executive Branch (also “PEN”, for its acronym in Spanish) issued Decree N° 596/2019, through which the payment of certain short–term treasury bills (“Letes”, “Lecaps”, “Lecer” and “Lelink”) was postponed by means of the modification of their maturities —without affecting principal or interest rates—. Said obligations shall be cancelled according to the following schedule:

•15% of the owed amount shall be paid on the foreseen maturity date;

•90 calendar days as from the payment date mentioned in the previous point: cancellation of 25% of the debt principal owed as of the date of said payment, plus accrued interest on the balance of said amount, net of the payment conducted previously; and

•the outstanding balance: 180 calendar days as from the date of the first payment.

Said decree also established the need to promote the voluntary change in the profile of national mid-term and long-term bonds, regardless of the legislation that regulates them.

Since the issuance of Notice “A” 6770 by the BCRA, restrictions in the exchange market have been implemented —effective as from September 1, 2019—, including the outlining of terms to enter and settle exports and requiring BCRA’s authorization for the payment of debt to related overseas companies.

The Government has also implemented a number of measures aimed at the stabilization of Argentine economic and social situation— some of them of a temporary nature—, among which we can point out at:

•Fuels price freezing for a 90- day term. For further information, see “Natural gas market in Argentina”

•The Argentine Department of Energy (hereinafter, also “SGE”) deferred the semiannual adjustment of public service natural gas and electricity tariffs. For further information, see “Our businesses in 2019. Natural Gas Transportation”.

•Measures devised to strengthen workers’ salaries in order to mitigate inflation impact on revenues, and

•Moratorium: deferred payment plans for Small and Medium Enterprises (SMEs).

The BCRA continued applying its contractive monetary policy with rates that reached 86%, being at 55% as of December 31, 2019.

Activity remained at minimum levels during the first two quarters of 2019. In the second 2019 quarter, GDP contracted by 0.3% compared to the previous quarter and grew by 0.6% with respect to the second quarter of 2018, mainly owing to the agricultural sector’s recovery. The incipient recovery levels were interrupted when GDP preliminary estimates presented a drop of 1.7% for the third quarter of 2019, compared to the same period of the previous year.

Inflation accelerated in 2019 with respect to 2018, mainly because of the current account deficit as well as the deep currency depreciation and its impact on the other macroeconomic variables. In this sense, the 2019 Consumer Price index (“IPC”, according to its initials in Spanish) was of 53.8%, whereas 2018 IPC had been of 47,6%.

The Wholesale Price Index (“IPIM”, according to its initials in Spanish) hit 58.5% in 2019, having accumulated 73.5% in the year 2018.

The salary index recorded a 43.7% increase in the period comprised between November 2018 and November 2019. Said rise fell short of inflation levels, therefore implying deterioration in the purchasing power.

Trade balance in 2019 presented a US$ 15,990 million surplus. Total exports amounted to US$ 65,115 million while imports reached US$ 49,125 million. Exports went down by 5.8% compared to 2018. On the other hand, imports in 2019 went down by 24.98% compared to the activity level recorded for the previous year.

Fiscal revenues closed the year with an increase of 48.5%, i.e. 5.3% below 2019 inflation levels, reaching a total of Ps. 5,023.6 million. Tax revenues were affected by the economic recession and employment rates deterioration. Thus, Value Added Tax revenues (“VAT”) and Income Taxes went up by 38.7% and 47.8%, respectively. On the other hand, social security revenues rose by 33.9%.

Finally, on December 23, 2019 the Argentine Congress enacted Law N° 27,541 – Social Solidarity and Productive Reactivation – by means of which it introduced a set of measures devised to meet the needs of the lowest income sectors and encourage consumption. These measures include— among others— the rising or creation of new taxes to increase fiscal revenues, public debt renegotiation, the empowering of the National Executive Branch to freeze electricity and natural gas tariffs under federal jurisdiction, as well as the launching of an overall tariff review renegotiation and the beginning of an extraordinary tariff review within a maximum 180-day deadline, with the aim of reducing the actual tariff burden on households, shops and industries for the year 2020.

2.2 International Context

The world growth’s deceleration that had started in 2018 continued in 2019. According to the World Economic Outlook (“WEO”) issued by the International Monetary Fund (“IMF”), world growth is expected to have been of 3.0% in 2019, the lowest level since the financial crisis in 2008.

The world growth’s weakening is attributable mainly to: (i) the worsening of the geopolitical and commercial crisis between the United States and China, which during great part of the year have increased external duties of the products commercialized between said countries, thus generating a significant business uncertainty, (ii) the drop in the demand for products from China, and (iii) the Brexit uncertainty prevailing in Europe.

The factors mentioned above have been translated into a weakening in manufacturing and international trade activities, which could only be offset by higher rendering of services.

Summing up, all the facts presented above triggered further markets’ volatility and changes in the currency policies of developed economies’ central banks. So much so that the Federal Reserve of the United States announced rates reductions in the months of July and September and the European Central Bank decreased deposits rates and announced that it would resume the quantitative expansion.

In 2019, developing economies —the ones with greatest short-term recovery possibilities— were negatively impacted by specific national factors such as the deterioration of financial conditions and geopolitical and financial tensions among the main world powers.

Within our regional scope, it is needless to say that the late 2019 social outbursts in Chile, Bolivia and Ecuador have negatively affected the economies of said countries.

The uncertainty derived from the previously described events provoked a “fly to quality” process in emerging markets, thus diverting money flow towards more developed economies. The yield of treasury bonds suffered a drastic drop, presenting in some cases negative yields and an appreciation against the United States dollar in most currencies both in developed and developing economies, although the latter were the most affected.

With respect to energy prices, in 2019 oil price (WTI) stayed volatile, recovering from the minimum levels of US$ 45 per barrel from January until it reached the peak of US$ 65 per barrel in April.

From that moment onwards, the price fell by 13% mainly due to a record production in United States and a drop in demand. This decrease could partially mitigate the impact of the supply shortage derived from the sanctions imposed by the United States to Iran, the production cutbacks of the Organization of the Petroleum Exporting Countries, (“OPEC”) and conflicts in Venezuela and Libya.

Because of this, the natural gasoline international average price dropped by approximately 16%. On the other hand, propane and butane prices —given an overstock of said products in the United States— went down by 39% and 35%, respectively, compared to the year 2018.

3. Natural Gas Industry in Argentina

Natural gas demand

Natural gas is the energetic resource with greatest share in the national energy matrix.

2018 Argentine Energy Matrix
Renewables
1%
Hydroelectricity
11%
Nuclear Energy
1%
Coal
1%
Oil
36%
Natural Gas
50%
Oil
Natural Gas
Coal
Nuclear Energy
Hydroelectricity
Renewables

Source: BP Statistical Review of World Press (2019 information is not available yet).

Natural gas consumption has played a major role in the Argentine energy industry over the last years, reaching 50% of the total national energy consumption, a share well above world consumption.

The graph below presents natural gas consumption per kind of consumer for the year 2003 and for the 5 consecutive years comprised between 2015 and 2019:

Source: Our own elaboration, based on information obtained from ENARGAS

The following graph shows total natural gas consumption breakdown per kind of user in Argentina:

Natural gas consumption per kind of user 2019
CNG
6%
Others
4%
Residential
21%
Comercial
3%
Power Plants
34%
Industries
32%
Residential
Comercial
Industries
Power Plants
CNG
Others

Source: Our own elaboration, based on information obtained from ENARGAS

Demand for natural gas is highly seasonal, with consumption peaks during winter months. The residential sector is the main source of such demand seasonal changes. Argentine natural gas production —jointly with natural gas imports from Bolivia —meets consumption needs over the warmest months (from October to April). However, production is not enough to meet demand in the coldest months (from May to September), which requires Argentina to import natural gas additional volumes from ducts that link it to its neighboring countries and from liquefied natural gas (“LNG”) regasification facilities.

Demand for natural gas decreased in 2019 compared to the previous year consumption, mainly because of the drop in economic activity. Although a drop in consumption of Electricity Power Plants was recorded —due to the arrival of renewable energies and more efficient thermal plants—, this decrease was offset by higher exports to Chile.

Natural gas supply

National natural gas production in Argentina has increased constantly over the last three years, mainly due to the increase in the production of shale gas in the Vaca Muerta’s formation in the Neuquén Basin.

In 2019 total natural gas production rose by 5.0% compared to the previous year, from 1,660,523 million cubic feet (“MMcf”) to 1,749,197 MMcf. Over this period, this growth was mainly attributable to non-conventional exploitation (shale + tight) in the Neuquén Basin and —to a lesser extent— to other developments in the Austral basin. Specifically, non-conventional gas showed a significant increase, mainly with the contribution of Tecpetrol S.A., derived from the development of the Fortín de Piedra area.

In a breakdown analysis of the natural gas operators, in 2019, YPF continued being the main producer in Argentina with a 30% share of the total, followed by Total Austral S.A. with 25%. The graph below shows the main natural gas operators’ share in total Argentine production:

Main natural gas operators´ Year 2019
Others
23%
YPF
30%
PAE
10%
TecPetrol
12%
Total Austral
25%
YPF
Total Austral
TecPetrol
PAE
Otros

Source: SESCO, Energy Department

Based on information provided by the Energy Department, a drop in main operators’ production levels is observed, which was offset by the significant 51% increase in Tecpetrol production, due basically to the yield obtained in the Fortín de Piedra license area. On the other hand, as from November 2019 said area’s production increase was undermined by the measures introduced by Decree N° 601/2019.

The graph below shows the evolution of gross natural gas production from 2009 to 2019 in MMcf3/d:

Natural gas production (in MMcf/d)

Source: SESCO, Energy Department.

The average 282.5 MMcf/d increase was translated into an equivalent natural gas imports’ reduction. In this context, although said imports still represent a significant volume in the domestic supply, 2019 showed the lowest level over the last years, reaching an average of 663.9 MMcf/d, whereas in 2014 said volume had been of 1,154.8 MMcf/d.

Supply from Bolivia –under the framework of the agreement entered by both governments – hit an average of 494.4 MMcf/d, a 14.6% drop compared to the volume recorded in 2018. On the other hand, liquefied natural gas imports (“LNG”) by sea— which is regasified and injected into the natural gas transportation system at the Escobar port located in the Province of Buenos Aires— recorded an average contribution of 183.6 MMcf/d in 2019. This volume was much lower than the 346.1 MMcf/d LNG’s contribution that had been recorded in 2018 from the Escobar and Bahía Blanca terminal. The latter terminal had been closed in late 2018 by the National Government in light of expected shale-gas increases in the Neuquen Basin.

It was not necessary to import regasified LNG from the Chile terminals during the 2019 winter. Imports of this fuel in 2018 had been of a daily average of 74.16 MMcf/d that had been injected to Transportadora de Gas del Norte S.A.’s transportation system.

The graph below shows the evolution of gross natural gas production per basin since 2009:

Natural gas production per basin

(in million of MMcf/day)

Source: SESCO, Energy Department

Two relevant developments positively affected the Argentine energy trade balance in 2019. Firstly, higher exports to Chile were recorded mainly in summer, derived from the permanent granting of permits by the National Government that started in September 2018, after said market had been closed for 11 years. Secondly, because of natural gas production recovery and higher volumes entered into the system from the Province of Neuquén, the fourth addendum to the Bolivia imports agreement has been entered, modifying the agreed volumes and prices effective up to December 31, 2020. Under the new scheme, it was agreed that during the “summer” months (January to April and October to December), YPFB would deliver 388.5 MMcf/d, in May and September said volume would rise to 565.0 MMcf/d and in the peak winter months—between June and August— such volume would be of 635.6 MMcf/d.

Source: ENARGAS.

Given the deterioration of macroeconomic variables, on August 15, 2019 the National Government issued Decree N° 566/2019, later amended by Decree N° 601/2019. Said decree dictated a freezing in fuel prices in the domestic market for 90 calendar days following the coming into effect of said decree (August 16, 2019). More recently, gas and oil producers have been unable to reflect their operation costs’ increases in their prices, which would have moved them closer to international quotes. These measures —added to the macroeconomic deterioration with strong social impact on our country’s finances— bring about uncertainty regarding projects that could encourage natural gas demand and would attract oil and gas producers’ investments to develop non-conventional fields’ exploration and exploitation.

4.  Our Businesses in 2019

Our business model is integrated throughout the whole natural gas value chain in Argentina. This way of managing our businesses allows us to exploit the synergies of all different segments. In 2019, we kept playing the leading role that our culture pursues. We strengthened our natural gas transportation and liquids production and commercialization. We added value to our customers and continued developing the Vaca Muerta project that positions us as the first midstreamer in Argentina.

4.1 Regulated Segment

Natural Gas Transportation

Revenues related to this business segment amounted to Ps. 22,620.4 million in 2019, representing a Ps. 1,165.3 million decrease compared to the Ps. 23,785.7 million obtained in 2018.

The following graph shows the share of the several sources of incomes in the natural gas transportation segment for the year 2019:

Natural gas transportation Revenues
6%
9%
4%
82%
Firm Transportation
CAU
Interruptible Transportation
Others

Source: our own elaboration

Tariff overview

The conclusion of the Tariff Review Process by means of ENARGAS Resolution N° 310/18 was essential towards the development of a sustainable natural gas transportation business that can keep meeting the high quality standards outlined by the ENARGAS, as we have done since we were granted the License.

In line with the terms of the Tariff Review Process, in 2019 we should have received two tariff increases to offset the operational inflation-driven costs increase. Within this framework, on March 29, 2019, ENARGAS issued Resolution N° 192/2019 (“Resolution 192”) that approved a 26% increase in tariff charts applicable to natural gas transportation services rendered by TGS in effect as of March 31, 2019. Said increase became effective as from April 1, 2019.

In accordance with current regulations, ENARGAS has considered the evolution of the Wholesale Price Index (“IPIM”, according to its initials in Spanish) during the months comprised between August 2018 and February 2019, in order to define the semiannual adjustment applicable to TGS’ tariffs.

Additionally, on June 21, 2019, the SGE issued Resolution N° 336/2019 (“Resolution 336”) through which it stipulated the deferral in the payment of 22% of invoices issued between July 1, 2019 and October 31 2019 for services rendered to natural gas residential users.

The mentioned deferrals are recovered in the invoices issued as from December 2019 in five monthly installments, equal and consecutive. To compensate the licensees, the National Government shall pay them a subsidy for the financial cost involved in the deferral. As of the date of the issuance of this report, regulations to govern the collection and calculation of the mentioned compensation have not been issued yet.

With respect to the semiannual tariff adjustment that should have come into effect as from October 2019, the SGE issued Resolution N° 521/2019 dated September 3, 2019 ( “Resolution 521”)— later complemented by Resolution N° 751/2019— by means of which said adjustment was postponed until February 1, 2020.

Said Resolutions stipulated that —in order to compensate the Licensees for the adjustment deferral—mandatory investments amounts should be reviewed and adjusted accurately. Also, such Resolutions indicated that —for compensation purposes— the Licensees should present their adjustment proposals to ENARGAS for their assessment and authorization. As of the date of the present report, we have already presented the corresponding documentation that accounts for the proposed adjustments to the mandatory investments’ plan.

It should be mentioned that on December 10, 2019 the new government authorities came to office and that —within the context of Public Emergency— on December 23, 2019 Law 27,541 came into effect, under the name of Social Solidarity and Productive Reactivation. By means of the mentioned bill, a public emergency status was declared in the fields of economy, finance, fiscal matters, administrative, social security, tariff, sanitary and social and —additionally— special legislative powers are delegated to the Executive Branch until December 31, 2020. Under this arrangement, the Executive Branch is enabled to start the renegotiation of the current Tariff Review Process or conduct an extraordinary review under the terms of Laws Nº 24,065, 24,076 and other concordant provisions, within the deadline of up to 180 days, towards achieving a reduction of the actual tariff burden on households, shops and industries for the year 2020. Furthermore, this bill enables ENARGAS’ intervention for the term of one year.

This situation might bring about changes in the controlling entity’s staff who supervise TGS’ regulated segment. Such change in the contact officers and the delay in tariff increases mentioned above require us to restart a constructive dialogue in order to ensure compliance with investments and the return to certainty regarding the tariff system.

We are committed to the rendering of a quality, safe and efficient public service that meets the needs of our customers and fosters energy development in our country.

Our ambitious investment plan is fully ongoing. We have designed it with the aim of guaranteeing natural gas service safety and continuity through the reliability and availability of our facilities, people safety and environmental protection. The plan also targets to meet the higher demand expected in connection with the development of natural gas reserves.

The graph below illustrates the evolution of investments carried out for the natural gas transportation service, corresponding to the “PIO 2016” Investments Plan and the Five-year Investments Plan:

2016- 2019 Investments in Natural Gas Transportation

(in millions of Argentine Pesos)

6,000
5,000
4,000
3,000
2,000
1,000
-
2,210
3,026
4,977
3,318
PIO 2016
RTI 04/01/2017 - 03/31/2018
RTI 04/01/2018 - 03/31/2019
RTI 04/01/2019 - 12/31/2019 (9 months)

It must also be underlined that the operation of pipelines requires a high level of investments related to the service’s quality, safety and reliability. There lies the importance of the outlining of a natural gas transportation tariff based on an economic and efficient operation that generates enough revenues to render a sustainable, safe and reliable service.

Operation of the natural gas transportation system

Meeting the needs of 68 direct customers and 6.2 million indirect customers, we keep playing a leading role in the natural gas industry in Argentina. The graph below shows a breakdown of the total firm capacity hired as of December 31, 2019 per kind of client:

Firm capacity per client (in cf/d)
Industries 250.7
Industrial / Producers segment 130.7
Power generation companies 423.8
Trading companies 95.3
Subdistribution companies 12.5
Distribution companies 1,956.4
Distribution companies
Subdistribution companies
Trading companies
Power generation companies
Industrial / Producers segment
Industries

Source: Our own elaboration.

In 2019, firm transportation accounted for 79% of our natural gas deliveries’ daily average and the rest corresponds to interruptible services and exchange and displacement.

As of December 31, 2019, total capacity contracted on a firm basis or “ship-or-pay” was of 2,878 MMcf/d with a weighted average life cycle of approximately 13.6 years.

Natural gas’ daily average injection to the pipeline system operated by TGS amounted to 2,606 MMcf/d, 6% higher than the average 2,457 MMcf/d injected in 2018.

TGS Natural Gas Inyection System (Austral and Neuquina Basins)
(in MMcf/d)
3200
3000
2800
2600
2400
2200
2000
Jan
Feb
Mar
April
May
Jun
Jul
Aug
Sept
Oct
Nov
Dec
Physical Capacity
2018 Injection
2019 Injection

To renew all firm transportation capacity agreements that would expire in the years 2020 and 2021 (448.5 MMcf/d), in 2019 we conducted an Open Season, achieving an average additional term of 12 years.

Natural gas transportation segment financial and operational indicators

4.2 Non-regulated segment

Liquids Production and Commercialization

Liquids Production and Commercialization revenues accounted for 47.6% of our total revenues in 2019, representing a decrease of Ps. 2,440.2 million, down from the Ps. 25,578.4 million reported in the fiscal year 2018 to Ps. 23,138.2 million in 2019.

In 2019, 38% of dispatched short tons were destined to exports. Out of the total tons destined to the domestic market, 75% of them were sold at prices stated in dollars.

Exports market

Export volumes recorded in 2019 reached 439,650 short tons: 56,449 short tons above the 383,200 short tons sold in 2018.

Liquids exports revenues in 2019 were Ps. 9,144.9 million. This figure represented 18.8% (17.7% in 2018) out of the total net revenues and 39.5% (36.2% in 2018) out of the total Liquids Production and Commercialization revenues.

Between January and March 2019, propane and butane exports were delivered to Geogas Trading S.A. under the framework of an agreement entered on October 12, 2018, which stipulated minimum quantities of products to be delivered at international reference prices (MontBelvieu) plus a fixed premium per sold ton.

Once the mentioned agreement had expired, between April and December, we sold on the spot, which allowed us to seize opportunities related to different market niches and significantly increase the individual fixed premium in each transaction.

We also continued exporting by land to Chile, Paraguay and Brazil. Although volumes in this modality are lower than the ones sold by sea, it allows us to capitalize a greater operative margin.

Regarding natural gasoline exports, for the period comprised between February 1, 2019 and January 31, 2020, we entered a new agreement with Petrobras Global Trading B.V, improving the commercial conditions effective in 2018. Upon the expiration of the latter agreement, we further renewed it for the term comprised between February 1, 2020 and January 31, 2021.

Although with certain volatility, propane, butane and natural gasoline export prices recorded drops of 28.5%, 23.3% and 17.0%, respectively, in 2019. International reference prices fell during the first half of the year, showing recovery signs as from the month of August.

In connection with a fixed-price two-year purchase agreement with a producer, on July 23, 2018 we entered price hedge transactions with a renowned financial institution for determined quantities of propane, butane and natural gasoline exports to be carried out during the period October 2018 – April 2020. The aim of this hedging transaction is to get coverage against potential losses that might arise if export prices fall below the equilibrium price (those that are equal to costs).

Through Decree No. 793/2018—, dated September 4, 2018 (later amended by Decree No. 865/2018, the effectiveness of which was ratified by Law 27,467), the Executive Branch stipulated a 12% exports withholding tax for all the goods included in the Mercosur Common Nomenclature, with a maximum of Ps. 4 per United States dollar for the products exported by TGS. This measure was provisional until December 31, 2020. However, on December 16, 2019 Decree Nº N° 37/2019 was issued in the Official Gazette, overruling the Ps. 4 per United States dollar limit outlined in section 2° of Decree N° 793 of September 3, 2018 and the amendments thereto.

By means of Law 27,541, the Executive Branch is enabled (until December 31, 2021) to determine export duties that under no circumstance shall be above 33% of the taxable income or the official FOB price. Regarding hydrocarbons— beyond the limit mentioned above—rates may not overcome 8% of the taxable income or official FOB Price, which has not been fully regulated as of the date of the issuance of the present report.

Domestic Market

In the domestic market, in 2019 we continued participating in the several supply programs dictated by the National Government.

Such is the case of the “Household with Bottles Program” related to the sale of butane carafes at subsidized prices. Said program had been created by Executive Branch Decree N 470/2015 and later regulated by Resolutions N° 49/2015 and N° 70/2015 of the former Secretariat of Energy and Resolutions N° 56-E/2017, N° 287-E/2017 and N° 15-E/2019 as well as by Provisions N° 5/2018, N° 34/2019 and N° 104/2019 of the former Secretariat of Hydrocarbon Resources (current Under Secretariat of Hydrocarbon Resources, hereinafter also “SRH”, for its acronym in Spanish). Another relevant program is the Agreement for the Supply of Gas Propane to Undiluted Propane Networks (“Propane for Networks Agreement”).

The Household with Bottles Program establishes a maximum reference price to the different links of the Liquefied Petroleum Gas (“LPG”) commercialization chain to ensure its supply to low- resource users, forcing producers to provide LPG to fractionating companies at a determined price and with a defined quota for each of them.

Butane and propane price commercialized under the Household with Bottles Program is determined by the Secretariat of Hydrocarbon Resources (“SRH” according to its acronym in Spanish), which in 2018 issued Provision N° 5/2018, setting the prices at Ps. 5, 416 per ton of butane and Ps. 5,502 for propane as from April 1, 2018. Later, on January 28, 2019 the SRH issued Resolution N° 15/2019, by virtue of which prices were increased to Ps. 9,154 and Ps. 9,042 per short ton of butane and propane, respectively as from February 1, 2019.

Afterwards, on May 10, 2019 the Secretariat of Hydrocarbon Resources issued Provision N° 34/2019, which modified the price at which products supplied to the Household with Bottles

Program are commercialized. As from said date, prices went up to Ps. 9,327 and Ps. 9,213 per ton of butane and propane, respectively. On July 1, 2019, Provision Nº 104/2019 modified prices as from said date, being the new prices: Ps 9,895 and Ps. 9,656.

Participation in this program forces our Company to produce and commercialize LPG volumes required by the former Ministry of Energy and Mining at prices lower than market values. For that reason, we are taking steps to avoid this program’s negative impact on our business.

Regarding the Propane for Networks agreement, on May 30, 2018 we signed its sixteenth renewal, by virtue of which a new price determination methodology was established as well as the volumes to be traded under said program for the period April 1, 2018 – December 1, 2019. As of the date of the issuance of the present report, no further renewal to this program has been closed. Notwithstanding the above, on January 14, 2020 we received instructions from Enargas to carry out propane deliveries in line with the terms of the Sixteenth Renewal of the Propane for Networks Agreement and we were informed that said entity is conducting the tasks required to extend the effectiveness of said Agreement at least until June 30, 2020.

Under the terms of this agreement, it was determined that a compensation would be paid by the Argentine Government to participants in the Propane for Networks Agreement, calculated as the difference between the price at which propane is sold under this agreement (which is an established percentage of the export parity for defined periods) and the export parity monthly issued by the SRH. There have been significant delays in the collection of the mentioned compensation: as of this date, its outstanding amount is of Ps. 143.8 million.

On the other hand, it should be underlined that the positive variation in the revenues recognized for the participation in this plan was attributable to the increase in the reference export parity determined by the SRH.

Beyond the supply programs mentioned above, we have sold 203,860 short tons of propane and 16,243 short tons of butane, mainly to the fractionated market and —to a lesser extent— to the industrial, propellant and automotive markets.

In 2019 we continued commercializing ethane, after closing a long-term agreement with PBB (Dow Chemical) in September 2018. This new agreement contemplates similar terms to the ones agreed in the former one, but involves improvements in the take or pay clause, which ensures us an increase in our sales volume to be implemented gradually over the first five years of the agreement. In the year 2019, ethane tons sold to PBB sharply went down: total sold short tons were 312,650— whereas 437,361 had been recorded in 2018 — because of the plant accident that prevented the client from processing in June 2019, situation that started to return to normal by October 2019.

We also continued rendering logistic services at the Puerto Galvan facilities in a successful manner.

Thanks to the works conducted at the Cerri Complex and Puerto Galvan facilities, we continued commercializing LPG by land, dispatching approximately 13,781 trucks (343,790 short tons) of our own production, versus the roughly 12,353 trucks (307,586 short tons) that had been dispatched during 2018.

Natural gas processing

Liquids production in 2019 reached 1,127,558 short tons (44,248 short tons or 3.8% lower than in 2018). This drop was mainly due to commercialized lower ethane volumes in 2019 —owing to the mentioned operative setbacks at PBB facilities—, effect partially offset by higher tons of propane and butane. It should be noted that there were no production restrictions during the winter season, given the higher local gas supply derived from non–conventional gas developments.

In 2019, we were the second ethane producer behind Compañía MEGA S.A. (“MEGA”), our market share going up to over 40% of the total ethane produced in the year. The graphs below show TGS’ share in total propane and butane productions in Argentina during 2019:

TGS share in total propane and butane production in Argentina

The price of natural gas acquired for TPR for processing at the Cerri Complex measured in United States dollars decreased by 24%. Said trend, which had begun in the last quarter of 2018 is attributable to higher natural gas availability and to our innovative supply schemes.

In spite of the international prices drop that affected annual average prices, the year 2019 brought a slight recovery in the operative margins of this business segment, thanks to the coordinated effort of the different areas of our Company. Namely, we enhanced the functioning of our equipment by means of the daily programming of natural gas processing, improving performance in liquids recovery at the Cerri Complex. We also conducted improvement works within the framework of a challenging Five-Year Investment Plan, which will allow us to keep enhancing TPR consumption. On the other hand, owing to new natural gas supply agreements and the current natural gas offer scenario, the availability of this fuel has been guaranteed at reasonable prices.

Financial and Operational Indicators of the Liquids Production and Commercialization Segment

Other Services and Telecommunications

This segment, which accounted for 5.8% of our total revenues in the year 2019, mainly comprises the rendering of midstream and telecommunications services.

Midstream

Our leadership in the natural gas industry enables us to integrate all the links of our value chain, from wellhead to the transportation and distribution systems. We create synergies and offer differential value to our producers and clients, providing integral solutions that comprise, among others:

Throughout the year 2019, we successfully concluded assembling and pressurization works of an important Vaca Muerta project that involved an aggregate approximate investment of US$ 260 million and will be pivotal in the development of Vaca Muerta natural gas reserves. The execution of these works implied great commitment from our team and compliance with all the terms agreed with our customers. The Vaca Muerta Project involved the overcoming of 3 major milestones:

•Milestone 1: on April 30, 2019, we finished the Southern Vaca Muerta Pipeline construction, its linking to the northern Vaca Muerta Pipeline and the segment of the latter that extends from said link to the project’s conditioning plant (the construction of which is still ongoing) located in the city of de Tratayén, province of Neuquén. Besides, both an early conditioning plant (integrated to the definite conditioning plant) and the plant connection to the Neuba I pipeline came into service.

•Milestone 2: on November 3, 2019 the Northern Vaca Muerta pipeline came into service, connecting the Rincón la Ceniza field with the southern section of the pipeline mentioned above.

•Milestone 3: on December 12, 2019 Northern Vaca Muerta Pipeline came into service, extending from the Los Toldos I South field to Rincón la Ceniza, linked with the section previously started and the definite Tratayen conditioning plant. With the coming into service of this section, we have completed the Northern Vaca Muerta pipeline works.

This pipeline system goes through several hydrocarbon fields, such as Bajada de Añelo, La Calera, Rincón la Ceniza, Los Toldos I Sur, Pampa de las Yeguas I and II.

Tramo Norte:
36 MMm³/d
Tramo Sur:
24 MMm³/d
Planta de Acondicionamiento (5 MMm³/d) conectada a los gasoductos de TGS y TGN
Gto. Pacífico - 24"
Gto. Centro Oeste - 30"
NEUBA II - 36"
Gto. Loma La Lata - Valvula V - 24"
Salinas de Huitrin
Molle Norte
Loma del Molle
Los Toldos/Block I Norte
Bajo del Choique - La Invernada
Bajo del Toro
Bajo del Toro Este
Apon Bloque I
La Tropilla I
Senal Cerro Bayo
Dos Picos
Ayala
Senal Picada-Punta Barda
Aguila Mora
Volcan Auca Mahuida
Don Ruiz
La Escalonada
Salinas de Huitrin Sur
Cerro de Las Minas
Los Toldos/Block I Sur
Loma Ranqueles
Cerro Avispa
Las Manadas
Loma Amarilla
El Caracol
Loma Montosa Oeste Petroleos Sudamericanos SA
Parva Negra Oeste
Pampa de Las Yeguas I
Rincon la Ceniza
Veta Escondida
Catriel Viejo
Parva Negra Este
Loma Ancha
Pampa de Las Yeguas II
Loma Linda
San Roque
El Orejano
Cerro Arena
Rincon de Aranda
El Santiagueno
Cortadera
Entre Lomas
Sierra Chata
Aguada Federal
Aguada Canepa
Bandurria Norte
Bandurria Centro
Aguada de Castro Oeste Bloque I
Bajada de Anelo
Aguada de la Arena
Loma Jarillosa Este
Coiron Amargo Norte APCO
Bandurria Sur
Aguada de Castro
La Amarga Chica
Cruz de Lorena
Huacalera
Reversion Chihuido I
Pichana Este
Loma Campana
La Calera
Coiron Amargo Sur Este
Aguada de Castro Oeste Bloque II
Aguada Pichana Oeste
Santo Domingo Bloque I
Coiron Amargo Sur Oeste
Puesto Silva Oeste
La Ribera - B I
Sierras Blancas
La Ribera - B II
Loma la Lata-Sierra Barrosa
Las Tacanas Norte
El Mangrullo
Mata Mora
Fortin de Piedra A
Rincon del Mangrullo
Fortin de Piedra B
Cerro Partido
Lindero

The coming into service of the mentioned works— under the terms agreed with our clients— was possible thanks to the commitment of the people who make TGS what it is. For such purpose, during the works we have hired over one thousand people, thus generating a strong economic impact on the area, favoring the development of communities and contributing to the development of the Vaca Muerta area.

To carry out this project, it was essential to enter into long-term service agreements with several producers (Total Austral, Shell, Pampa Energía, Pluspetrol, Exxon, etc). Through these agreements— along with our customers— we outlined the terms and conditions for the rendering of natural gas transportation and conditioning services, enabling the transportation and conditioning of producers’ gas so that it can meet ENARGAS regulatory requirements for its entrance into the regulated transportation system.

Additionally, in February 2020, we approved a project to expand the plant located in Tratayén. The execution term of this project is of one year—foreseen to start between April and May 2020— and will require a US$ 15 million investment. It will consist in a 91.8 MMcf/d increase of the plant’s treatment capacity, the installation of a butane extraction unit and the building of facilities for liquids storage and dispatch. This project will keep improving the profitability of the investment conducted by the Company and will generate business alternatives required for the sustainable development of the area by natural gas producers.

New Projects

In accordance with the provisions of Resolution N° 82/2019 issued by SGE, last April 8 we submitted to the mentioned entity our Expression of Interest related to the building of a new pipeline and the expansion of the existing pipeline systems. The new pipeline would be built in two stages, the first extending from Tratayén in the Province of Neuquén up to Salliqueló in the province of Buenos Aires and the second from Salliqueló up to San Nicolás de los Arroyos, also located in the province of Buenos Aires.

The main purpose of this new pipeline— of an extension of over 1,000 kilometers— will be the evacuation of non-conventional gas from the Vaca Muerta area and its transportation to the urban centers, thus substituting current imports of liquefied natural gas and liquid fuels.

The open bidding for this new natural gas transportation license was issued by the SGE on July 30, 2019. On October 31, 2019, the SGE dictated the extension of the bidding terms and conditions opening until March 31, 2020. As of the date of the issuance of the present report, although the new Government has not made any statements regarding this project, we are currently analyzing our presentation to the open bidding.

Moreover, we believe that Vaca Muerta’s development will only be feasible if it is possible to generate competitive market conditions and an adequate natural gas demand that encourages production. Thus, we are analyzing the following projects:

•We conducted a pre-feasibility study for the development of a liquefaction plant in Bahía Blanca Province of Buenos Aires, with the purpose of generating a larger natural gas demand that accelerates the development of non-conventional gas, increasing export opportunities and reducing the need for imports. This year we have moved forward with the project and have reached the final investment decision stage.

•We have made progress in the pre-feasibility study for the building of a new liquids processing plant in Tratayén, which will enhance the value and contribute to the liquids business growth.

Telecommunications

With reference to the telecommunication services rendered by Telcosur S.A. (“Telcosur”), in 2019 we closed agreements that expanded our sold capacity and consolidated our operations.

In line with the mid and long term business consolidation strategy, Telcosur closed agreements with new clients and extended or renewed current agreements.

With the technological update of the main Cerri-Río Grande telecommunications system in 2019, we have completed the updating of our whole telecommunications system, as in 2018 we had finished the section Buenos Aires – Bahía Blanca – Neuquén.

We have also expanded our video surveillance system, digital signage at the office, plants and bases and Wi-Fi at the Cerri Complex.

These achievements will improve our connectivity and will enable us to render services to Oil & Gas producers and service companies in Vaca Muerta.

Financial and Operative indicators of the Other Services and Telecommunications Segment

5. Conduction of Operations and Safety

The map below presents the Argentine pipeline system as of the date of the issuance of the present report:

GRAL. SAN MARTÍN PIPELINE
Buchanan C.P.
ANILLO GRAN BUENOS AIRES PIPELINE
MEDANITO-MAINQUE PIPELINE
Río Neuquén C.P.
TRATAYÉN PLANT
NEUBA II PIPELINE
Ordoqui C.P.
NEUBA II PIPELINE
Saturno C.P.
VACA MUERTA NORTH
Olavarría C.P.
El Chourron C.P.
Gaviotas C.P.
LOOP SUR PIPELINE
La Adela C.P.
Barker C.P.
VACA MUERTA SOUTH
Fortín Uno C.P.
Belisle C.P.
Indio Rico C.P.
Confluencia C.P.
GRAL.CERRI COMPLEX
Plaza Huincul C.P. y T.P
Río Colorado C.P.
Picún Leufú C.P.
NEUBA I PIPELINE
Chelforó C.P.
Gral. Conesa C.P.
Cervantes C.P.
Piedra del Águila C.P.
CHELFORÓ-CONESA PIPELINE
San Antonio Oeste C.P.
Bajo del Gualicho C.P.
CORDILLERANO PIPELINE
Dolavon C.P.
GRAL. SAN MARTÍN PIPELINE
Garayalde C.P.
Manantiales Behr C.P.
Pico Truncado C.P.
Bosque Petrificado C.P.
Río Seco C.P.
San Julián C.P.
Piedrabuena C.P.
Moy Aike C.P.
Magallanes C.P.

Main transportation system technical data Pipelines: 9,231Kms Compression: 780,100 hp Compressor Plants: 33 Measurement Stations: 435 Maintenance Bases: 9

In 2019, two pipeline failures occurred, one in the General San Martín pipeline— between the San Julián and Río Seco compressor plants, in the Province of Santa Cruz— and another on the Cordillerano pipeline— between the Plaza Huincul and Picún Leufú plants— Neither of said failures interrupted the service and they did not originate victims or significant damages, either. In spite of the incidents, the pipeline system operated by TGS satisfactorily met the natural gas dispatch demand and the regulatory entity requirements.

An efficient management of the pipeline system involves maintenance, inspection and prevention tasks to ensure that the service will not suffer future interruptions.

We conducted integrity assessment tasks, such as in-line inspections along 1,090 km and direct assessment through CIS+DCVG techniques (sections with no Scraper Traps) over 184 km of pipelines. These tasks have been conducted to identify, assess and control threats to pipelines integrity - such as external (“SCC”-stress corrosion cracking) and internal corrosion, geometrical defects, manufacture and/or construction anomalies, recoating failures, among others.

With reference to our recoating program —and in line with our commitments derived from the Five-year Investment Plan— in 2019 we successfully concluded recoating replacement works in 29.5 km of the General San Martín Pipeline, at the Bajo del Gualicho, San Antonio Oeste plants discharges and the General Conesa’s plant suction. This program, being the most relevant of the works involved under the Tariff Review Process has been the most significant ever faced by TGS, not only because of its economic scope but also due to the technical deployment it entails, as works were conducted over along three times as many kilometers as the average programs carried out over the last five years.

What is more, in these works we have included non –destructive magnetic particles and ultrasound testing for the identification of anomalies and SCC in longitudinal weld seams, by means of which we have been able to detect anomalies that could be mitigated through 66 pipe replacements.

We have also conducted recoating works on surface facilities, reconditioning buried pipes in the Scraper trap in Dolavon in the province of Chubut, to preserve the integrity of the facility and ensure the rendering of our services.

Within the Stress Corrosion Cracking assessment and mitigation plan, we launched an inline inspection plan with “EMAT” technology to detect cracks colonies. As of this date, we have inspected 1,300 km in the General San Martin pipeline, 567 km in the Neuba I pipeline and 82 km in the Greater Buenos Aires Ring Pipeline.

Pursuant to an analysis and planning performed by the Duct Integrity team, we conducted the assessment of 140 external corrosion defects, geometrical defects, anomalies in longitudinal or circumferential seams, which required immediate reparation through the installation of 27 reinforcement sleeves and 29 pipe replacements.

In the field of Cathodic Protection, to mitigate the advance of corrosion and improve reliability, we continued strengthening the system with the installation of 9 new units, the installation of 17 current lens and the renewal of 31 obsolete facilities. Said measures were reinforced with the execution of a remote monitoring plan, which we started with the enhancement of 31 remote measurement units and the enlargement of further 8 units, which is foreseen to be completed by early 2020. Additionally, to guarantee the safety of our staff during field operations, we concluded earth connection works in 27 cathodic protection units.

We have concluded the filling of 12 sleeve pipes in the pipeline crossing with access ways, which contributes to the facilities’ reliability and the safety of the population.

We continued with the implementation of works to mitigate third parties’ damages around the Buenos Aires ring area to minimize the risks derived from its high population concentration. Accordingly, we finished the installation of an optical fiber intruder detection system in 40 km of pipeline, distributed as follows:  31.4 km between the cities of Cañuelas and San Vicente and 8.6 km between Cañuelas and Ezeiza. We have also reinforced the signaling of our facilities all along the pipeline system in populated areas, among other measures.

Upon the detection of population advances in the proximities of the Neuba I pipeline section near Neuquén, we conducted works to change the kind of layout through pipeline replacement for an extension of 8.6 km.

Lastly, we conducted alluvial recomposition works in our pipelines. These works aim at mitigating and repairing the effects of external forces such as heavy rainfall, which erode and expose pipeline segments. Thus, we have concluded the recomposition of the San Martin Pipeline in the Gualicho and Pico Truncado areas. We have also carried out works to restore pipeline coverage in a section that feeds the pumping station YPF-San Román, mitigating exposure risks and damages to facilities. Along the same lines, to monitor this kind of abnormalities throughout the whole pipeline system, we have concluded air survey tasks over the San Martin Pipeline from Bahía Blanca to San Sebastian in Tierra del Fuego, covering an extension of 1,970 km.

6. Environment, Safety and Health

We are committed to running our businesses and operating our facilities in compliance with the requirements of applicable legislation and the obligations to which we willingly adhere. We strive to meet our customers’ expectations. We give priority to our services’ quality, the prevention of pollution and our staff and contractors’ safety and health by means of the continuous improvement of our management system’s efficiency.

Integrated Management System Policy (“IMS”)

Our IMS allows us to conduct a more efficient monitoring of compliance with our Policy of Safety, Occupational Health, Environment and Quality, one of the cornerstones of our performance. Thanks to our efforts to consolidate continuous improvement, we have successfully achieved the recertification of our IMS under standards ISO 14,001, ISO 9,001 and OHSAS 18,001

This year, we have implemented changes in the information technology tools that support our IMS, such as the implementation of the Microsoft SharePoint platform for document management and the SAP EHSM module (I Project Stage) for events and risks management (incidents, near misses, deviations, PSO/MIRÁ): environmental aspects, hazard and exposure. This ensures more reliable and solid tools that are integrated to other tools already in use.

Environment

We pledge to conduct our operations with quality, reliability and safety, preserving the environment and contributing to a better quality of life in our surrounding community.

This commitment to the environment where we conduct our operations is reflected in our Policy of Safety, Occupational Health, Environment and Quality (“SMAC”, according to its initials in Spanish), where our overall pollution prevention guidelines are delineated, through the continuous improvement of our practices and processes and the observance of current legislation on this matter within a national, provincial and municipal scope, as well as further agreements to which we willingly adhere.

The main environmental factors affected by our operations are related to the atmosphere (mostly methane and combustion gases), impact on soil or watercourses due to interventions in pipelines (maintenance, third parties’ action or failures), generation of waste, environmental noise and inadequate handling of universal archeological or paleontological findings during works. All these aspects are monitored through a measurement and follow-up program. We also have an annual emergency drill program to test our response capacity in safety and environmental issues, which was carried out in 2019 with satisfactory results. Our policy also extends to our contractors, who are required to comply with the same standards and implement environmental protection recommendations for the execution of each work.

Weather Change is one of the most dramatic environmental problems that our planet is facing, not only because of its present implications, but because the permanence in the atmosphere of the gases that originate it is endangering the future, to a great extent.

TGS is aware that it manages, uses, transports and releases greenhouse effect gases. Therefore, our commitment to an efficient management of this resource extends to all our business aspects.

For this reason, we are carrying out an environmental improvement strategic initiative, focused mainly on promoting energetic efficiency and the reduction of emissions.

In line with this improvements plan, in 2018 we continued working on three main focal points:

•Increase data reliability

•Outline base lines for improvement

•Go forward with investments that allow us both to implement the points mentioned above and reduce the already quantified known emissions.

Source: our own elaboration.

Safety and Occupational Health

Safety as a "Value" is advocated by our Top Management and plays a major role in our employees and workers’ risk prevention and minimization activities, generating commitment to a sustainable culture of safety-driven behavior. We understand Safety and Occupational Health management as the joint effort of all the people who are part of or interact with our Company, so its management involves our contractors’ staff. We work strongly on modifying and strengthening attitudes, competences and patterns of individual or group behavior that affect or influence safety at work. We focus on developing prevention until we can reach a safe- habits culture.

Safety management is leveraged by several programs, targeted at the generation of a safety-based culture. In 2019, the main activities we carried out —which were extended to contractors who render services in several of our investment projects— were as follows:

•Safe and Healthy Work Workshops, targeted at our own operative and maintenance staff and shared with the usual contractors’ staff: they aim at raising awareness on the perspective of human behavior to cultivate self-control and self-care.

•Cultural change program related to SMAC, aligned to the cultural change we are going through and that facilitates the integration of all TGS’ operative sectors.

•Meetings among officers of the different companies and Safety and Health staff at work sites, with the purpose of encouraging the development of self- care concepts. On December 11, 2019 a workshop was conducted in Bahía Blanca, with the participation of 34 people from 25 contracted companies.

•Consolidating the Preventive Driving Program (“PMP”, according to its initials in Spanish), we continued with the theoretical and practical training and the implementation of psychometric studies along with the Occupational Health test in order to detect aptitude problems for driving. We implemented an individual coaching scheme through the CEPA consulting company information system, through which 150 drivers receive and interact virtually about a specific issue on preventive driving.

We sustain our firm commitment to achieve the lowest possible level of incidents that affect safety, health and environment, thus improving accident rates.

PYRAMID tgs

Theoretical Pyramid

0
FATALITY
5
MAJOR INCIDENTS
25
MINOR INCIDENTS
34
PROCESSES +
PROPERTY AND NEAR MISSES INCIDENTS
2610
DEVIATIONS +PSO+ MIRA
1
30
300
3.000
30.000

- Fatal accident occurred to a worker during the performance of his/her duties
- Incident occurred to a worker during the performance of his/her duties that may result in physical injury with long-term impact on his/her health (which may generate disabling consequences)
- Incident occurred to a worker during the performance of his/her duties that may result in physical injuries that do not generate long-term impact on this person's health and does not generate disabling harm.
- Incidents in which people are not hurt. It may have occurred damage in facilities. It is a future accident alert.
- Deviations, PSO with obstacles and MIRA, which reflect unsafe conditions and behavior. Deviations: total 168, critical 77, PSO 358, MIRA 2084.

Regarding occupational health, we always devise health prevention and promotion programs aimed at protecting the welfare of our employees.

These initiatives have led us to earn the certification of our addiction prevention program awarded by the Secretariat for Comprehensive Policies against Drugs of the Argentine Nation (”SEDRONAR”, for its words in Spanish)

We are the first private company to have provided training with our own staff and external professionals to the recently inaugurated Hospital of Añello, action carried out through our Occupational Health team.

Additionally, random health and safety preventive checkups have been implemented— both for our own staff and the contractors’ usual personnel—, particularly for those who perform risk duties.

7. Human Resources

A sharp increase in our activities related to our human capital (such as personnel recruitment, training and development) this year called for the outlining and follow-up of a significant number of strategic initiatives focused on maintaining and upgrading our value proposal.

We play a leading role in the economic growth of our country. Our culture pivots on the customer, innovation and achievements. We seek to build a healthy and challenging work environment and to ensure our people’s overall welfare. For over ten years, we have been one of the best places to work at in Argentina. Our team anticipates to the market’s needs, opens to new ways of thinking and is focused on the fulfillment of the goals that we reach thanks to our track record and knowledge. We have the tools we need to keep growing, move our country forward and improve people’s quality of life.

With the purpose of training and strengthening the future leadership of our Company, in 2019 we implemented the 3° Young Professionals Program, with the entrance of young engineers and professionals who have gone through a special profile assessment process and have been allocated to different areas of our Company.

Departing from new businesses opportunities, we continue our Cultural Transformation process with the aim of strengthening leadership and driving it towards a customer-focused company, culture innovation and achievement, considering these values as the main cornerstones for building the leadership and commitment model we need to meet the challenges we face.

TGS employees in figures

As of December 31, 2019 our workforce was of 1,118 people.

Employees by Age

Employees by gender

Employess – Unions

Employees by years of service

Our Company has been acknowledged as one of the best companies to work at in our country by the renowned international consulting firm “Great Place to Work”, ranking seventh within the category of companies with over 1,000 workers. This result represented an improvement in our performance with respect to the result obtained in the previous year, when we had ranked tenth within the 251 - 1000 workers category. We have Climate Committees in charge of preparing action plans and specific initiatives to improve our work environment and strengthen the employees’ commitment and sense of belonging. TGS stands out as a heterogeneous and inter-generational company, which is proved by the cultural integration that is taking place among the new acquired talents and the staff with longer history at TGS, whose experience is highly valued.

Regarding the work climate’s internal measurement, according to the last conducted survey, the participation level remained high (92%) achieving an Overall Satisfaction Rate of 76% (higher than the last survey’s results)

We offer professional development opportunities though permanent learning, from a transversal vision of the business focused on greater achievement, positioning the client as the fundamental axis, for the design of innovating solutions.

Besides, we also offer an outstanding and very competitive program of benefits based on the needs of all who make our Company. Organized in segments, the program offers creative and tangible options devised for families, health promotion and care and recreational activities, besides loans an insurance. These benefits foster a flexible and comfortable environment, besides supporting employees in all the stages of their lives and their families’.

in 2019 we created the “+Energy Program”, a program that seeks to acknowledge all workers who transmit TGS’ culture through their individual work, their teams and and/or their commitment to our Company. This program awards people who have overcome expected standards and who have showed organizational behavior in line with our culture. Within this program’s framework, we have acknowledged:

-583 workers for outstanding actions

-257 for their participation in teams

-15 for their individual performance

- 11 outstanding employees of the year

-56 acknowledgements for track record in the Company

Innovation is a cornerstone we intend to develop and strengthen. For such purpose, we have created “EUREKA”, an Innovation Strengthening Program, in which 204 employees participated with the contribution of 74 innovative ideas. Also, 85 participants worked in teams for the development of 9 ideas chosen by themselves. Although there was a winning project, “Improvement in Eco-energy Production”, all the finalist ideas will be implemented in 2020 and subsequent years.

Finally, it is worth pointing out at the relation we have nurtured throughout the years with the labor unions that represent our workers. Currently, 80.2% of TGS’ staff has some kind of affiliation with the six union entities with which we interact.

The inflationary scenario present throughout the whole year required to develop a sustained strategy of relations with union entities through many demanding work meetings. The agreements we could achieve through such negotiations were reflected in documents submitted to the Ministry of Labor, Employment and Social Security for their approval and inclusion in the current collective work agreements with every union that represents our staff under collective agreements. Thus, thanks to our mutual openness to dialogue not only could we deal with salary issues but also with several other aspects that concern our staff labor activities.

8. Sustainability Management

We conduct our Sustainability actions in line with the Sustainability Policy we developed in 2018. Said policy goes beyond compliance with regulatory obligations and provides our relation with the communities with added value, generating an economic, social and environmental impact on them— in the short, mid and long term—.

Over the last years, with the expansion, development and growth of our Company— and more specifically in the area of Vaca Muerta where we carried out the construction of the Northern and Southern pipelines and the Tratayén conditioning plant— we have intensified our bonds with the communities in the regions with which we have always interacted in compliance with national and international regulations.

To conduct our operations, we rely on three key cornerstones: the reliability of our pipeline system, the safety of our employees and the protection of the environment. Besides, we keep surveying and identifying social aspects related to the value chain and stakeholder groups, on which we are working to foster sustainable development.

We devise our social investment programs based on the United Nations Sustainable Development Goals (“SDGs”). This year, along with the IAPG (the Argentinean Institute of Oil & Gas), we worked on the Road Map to determine the most relevant SDGs in the gas and oil sector, outlining six goals and highlighting further two as transversal. For these initiatives, we have been distinguished by the Argentine Business Council for Sustainable Development (CEADS, according to its acronym in Spanish).

In this line of action, we conduct several social investment programs in the provinces where we operate.

This year we continued with the School Infrastructure Improvement Program by means of which— through an important economic investment— we refurbished seven public schools of the city of Bahía Blanca in two years, improving the educational quality of over 1200 students, teachers and directors of the benefited institutions.

In the last edition of our Corporate Volunteering Program, which has been implemented since 2014, we sponsored 17 social and environmental projects proposed by our workers, in alliance with non-profit organizations.

The “Learn a Trade” program, conducted jointly with the Instituto La Piedad from Bahía Blanca, trained over 100 young people in 2019, having so far reached over 900 young people in carpentry, welding, mechanics and electricity since it started in 2007.

Besides, we renewed the commitment to the ”Getting Close to Sports” Program, conducted as a joint effort with the Bahía Basket team to educate young people from Bahía in the building of values through sports.

Damage Prevention

Year after year, the constant increase in population density in the urban areas and cities served by our pipeline network has driven us to adopt a new approach in our damage prevention program. This new approach includes the network survey not only with respect to the pipeline technical aspects but also with a special focus on the surrounding context above surface.

In 2019, we conducted door-to-door visits to all the neighbors who live on the most populated sections of our pipeline system. During said visits, we explain to them their obligations and responsibilities regarding the prevention of accidents related to our facilities and we also provide them with advice on this topic. We also carried out talks on safety and preventive signals and indications to children and teachers at educational institutions in the proximities of our pipelines.

The bonding with the members of the community, through an effective communication and direct action, has generated a positive impact on the creation of trust and dialogue spaces that reduce potential contingencies.

It should be noted that TGS is one of the 15 companies listed in the New Sustainability Index prepared by the Argentine Stock Exchanges and Markets (“BYMA”, according to its initials in Spanish) with the cooperation of the Interamerican Development Bank (BID”, according to its initials in Spanish). The index analyzes the performance of the companies that are listed in BYMA based on four axes: (i) environment, (ii) social, (iii) corporate governance and (iv) sustainable development.

We have been part the Global Compact for fifteen years and we annually present our Communication on Progress. As every year, in 2019 we issued our 8° Sustainability report that consolidates our vision of corporate responsibility as a sustainable development tool.

Such dynamic tools allow greater efficiency in the allocation of resources and enable us to observe our performance at all Company levels and continue generating improvements year after year.

9. Corporate Governance

We permanently strive to introduce the best Corporate Governance practices, bearing in mind the market international trends and local and foreign regulations, with the main objective of keeping and protecting our investors, the community on the whole and ensuring transparency in our actions. The legal framework protecting minority investors has considerably widened over the last years, particularly in the United States and several European countries. Since then, Corporate Governance has become of more and more relevance to ensure the transparency of the actions of any company listed in the stock exchange, before the eyes of their investors and the community overall.

Structure of TGS’ management and auditing bodies

Board of Directors

The Board of Directors is in charge of running the operations of our Company. TGS’ bylaws stipulate that our Board of Directors is constituted by a minimum of nine regular directors and nine alternate directors and a maximum of eleven regular directors and eleven alternate directors. By virtue of the Corporate Bylaws and the Argentine Corporate Law Nº 19,550, the Board of Directors shall meet at least once every three months.

As of December 18, 2019 the Board of Directors of TGS approved its Internal Rules of Operation, which includes the guidelines for the diligent fulfillment of its responsibilities.

The current Board of Directors was appointed by the Ordinary Shareholders Meeting dated April 11, 2019 and by the Board of Directors Meeting for distribution of roles and responsibilities held on the same date. The current Board was appointed for the term of one year and will be in office until the Shareholders Meeting analyzes the financial statements as of December 31, 2019.

Members of the Board of Directors

ChairmanFallo, Luis Alberto

Vice-ChairmanMariani, Gustavo

Regular Directors

Batistella, Mariano

Werthein, Gregorio

Secco, Luis Rodolfo

Olivieri, Carlos Alberto

Di Brico, Carlos Alberto

Szmulewiez, Mauricio Edgardo

Patrón Costas, Sergio Benito

Alternate Directors

Sampietro, Jorge Romualdo

Mindlin, Nicolás

Turri, Horacio Jorge Tomás

Tarantino, Pablo Rodrigo

Llerena, Enrique

Fumo, Santiago Alberto

Waisberg, Pablo Fabián

Álvarez Pizzo, Ignacio Gustavo

Castrogiovanni, Hernán

Management Committee

The chart below presents the executive directors of our Company, their roles and year of appointment as of the date of the present report:

Audit Committee

The Audit Committee is our controlling body, in accordance with the provisions of Section 284 of Argentine Corporate Law Nº 19,550. The Corporate Bylaws dictate the creation of an Audit Committee made up of three regular and three alternate members. In line with the Corporate Bylaws, two of the Statutory Auditors and their replacements must be appointed by holders of Class “A” shares. The remaining Statutory Auditor and his/her replacement is appointed by the remaining holders of ordinary shares. The members of the Audit Committee are appointed at the Annual Ordinary Shareholders’ Meeting and perform their roles for the period of one fiscal year, renewable for the same term.

Regular Statutory Auditors

Abelovich, José Daniel

Griffi, Agustín

Pardi, Walter Antonio

Alternate Statutory Auditors

Fuxman, Marcelo Héctor

Orozco, Raquel Inés

Executive Committee

This committee has the aim of ensuring an optimal corporate management. In line with our Corporate Bylaws, and under the terms of Section 269 of the Argentine Corporate Law Nº 19,550, it is constituted by 4 members: Luis Alberto Fallo, Gustavo Mariani, Mariano Batistella and Gregorio Werthein.

Audit Committee

In accordance with the Argentine Public Offering Law, companies who offer their shares to the public must constitute an Audit Committee, a body of at least three regular directors and same number of alternate directors, most of which shall act independently. Our current Audit Committee is made up of Carlos Alberto Olivieri (Chairman), Carlos Alberto Di Brico (Vice-chairman) and Luis Rodolfo Secco.

Corporate Governance Policies

We permanently strive to develop and improve our internal Policies and Procedures, adhering to the best international practices, with the main objective of protecting and enhancing our Company value for all our shareholders.

Our Corporate Governance practices are subject to applicable Argentine law (particularly, the Argentine Corporate Law Nº 19,550 and its amendments), the standards issued by the Argentine Securities Exchange Commission (referred to as “CNV” for its acronym in Spanish) and other entities and the bylaws. Besides, as TGS is listed in the Securities and Exchange Commission (“SEC”) and its shares are listed in the New York Stock Exchange (“NYSE”), we are subject to the standards and regulations of both the NYSE and the SEC.

The objective of our Corporate Governance is to ensure:

-Greater transparency in our performance, through the outlining of a culture of integrity and openness in our business management.

-Adequate monitoring through the continuous improvement of our internal control structure, leadership in compliance with regulations and the adoption of policies addressed to achieve effective risk management.

-Proper allocations of accountability. Clear outlining of the extent of responsibility assumed by the Board members and Managers of our Company, related to compliance with internal policies and regulations.

Among the measures implemented by TGS to ensure transparency in our actions, we can point out at — among others— the following components articulated in an Integrity Program, in accordance with the provisions of Law on Corporate Criminal Liability N° 27,401):

Code of Conduct

Our Code of Conduct governs the behavior of our Directors, Statutory Auditors and members of the Management and employees of both TGS and its controlled company. Furthermore, the principles of the mentioned code are intended to be accepted by suppliers, independent contractors, consultants and clients. The Code of Conduct outlines the indispensable ethics, transparency and honesty of people who work at our Company. Among other things, it declares the prohibition to forge or tamper any information or documentation; behave in a manner that may generate damage to our Company or to obtain any personal benefit that goes against the interests of our Company. It also stipulates that those who release information to the market must abide by the CNV and SEC regulations and are under the obligation to report without misrepresentations.

Antifraud Policy

Our Board of Directors has issued an Antifraud Policy, the aim of which is to outline the roles and responsibilities and detect irregularities that may arise in connection with the activities performed by our Company. Said policy establishes the mechanisms devised for the reception of reports of infringements, such as the ethics line through which employees, clients, suppliers and other stakeholders may anonymously inform about any violation to the Code of Conduct.

Risk Management Policies

We have internal procedures that outline the identification, assessment and monitoring of risks at a strategic level. Based on the results of this process, an annual Strategic Risks Report is issued, which is analyzed by the Board of Directors, the Management and the Audit Committee in line with the responsibilities outlined in the legal regulations in force.

Dividends Distribution Policy

Through this policy, TGS’ Board of Directors has outlined criteria to keep an adequate balance between the amounts to be distributed as dividends and TGS’ investment plans. For such purpose, decisions shall be driven by a cautious management of businesses, seeking a balance in our economic-financial position.

Sustainability Policy

It defines the overall guidelines for reflecting our Sustainability vision in the development of our strategies and action programs, focused on business continuity and promoting bonds with stakeholders.

Best Stock Market Practices’ Policy

We have adopted this policy to ensure greater transparency in purchase or sale transactions or any kind of operation related to negotiable securities listed in stock markets, preventing any person in our Company from obtaining any kind of advantage or economic benefit from the use of privileged information.

Policy of Related Parties’ Approval and Disclosure

It devises mechanisms to detect and disclose transactions with related parties, under the terms of the Argentine Public Offering Law N° 26,831.

Anti-Money Laundering Policy

Designed to prevent and detect unusual or suspicious transactions in line with the definitions of applicable law, accounting standards and international standards on this issue. This policy is applicable to all TGS’ directors, statutory auditors, members of the Management and employees.

10. Financial matters

Share Price evolution

TGS shares are listed in BYMA and —in the form of American Depositary Receipts (“ADR”), representing 5 shares each— in the NYSE, which are registered in the SEC and have been listed since November 1994.

Shareholding Structure as of December 31, 2019

TGS has 794,495,283 issued shares, out of which 784,608,528 shares are in circulation. The main TGS shareholders, out of the total issued shares, are:

The graph below shows the evolution of price per share and their volume operated by TGS in BYMA from January 1, 2015 to December 31, 2019:

The graph below shows the evolution of ADR price and their volume operated by TGS in NYSE from January 1, 2015 to December 31, 2019:

Financing sources

As of December 31, 2019, our total indebtedness amounted to Ps. 33,582.9 million, fully denominated in United States dollars, with the following breakdown:

Class 2 Notes (“2018 Notes”)

2018 Notes were issued under the Global 2018 Notes Program authorized by the CNV. On October 9, 2019 we obtained CNV’s approval for the expansion of said program to US$ 1,200 million.

The terms of these Notes are:

2018 Notes
Amount in US$	500,000,000
Interest rate	6.75% annual
Issuance price	99.725%
	Scheduled payment date	Original Payable Principal Amount Percentage
Amortization	May 2, 2025	100%
Interest Payment Frequency	Semiannual, payable on May 2 and November 2 each year.
Guarantor	None

Financial Leases:

It corresponds to the financing obtained for the acquisition of assets corresponding to the treatment and compression plant located in the area of Río Neuquén. Said agreement was entered on August 11, 2016 with Petrobras (presently, Pampa Energía) and consists in the payment of 119 consecutive monthly installments of US$ 623,457, not including taxes, and a purchase option for same amount payable upon the finalization of 120th month of the term of the agreement.

Exports prefinancing:

On November 5, 2019, we agreed with Itaú Unibanco S.A., the granting of a loan for US$ 17 million with the aim of prefinancing propane, butane and natural gasoline exports, with the following features:

Amount in US$	17,000,000
Interest rate	LIBOR + 1,95%
Issuance price	100%
	Scheduled Payment date	Original Payable Principal Amount Percentage
Amortization	March 4, 2020	100%
Interest Payment Frequency	Monthly, payable on December 4, 2019, January 6, 2020, February 4, 2020 and March 4, de 2020
Guarantee	US Treasury Securities in portfolio

This loan was fully pre-cancelled with the revenues obtained from exports.

Our indebtedness maturities profile is as follows:

Debt amortization schedule (in million of USD)

25,7
7.5
7.5
7.5

2019 Financial Overview

The main goal of our investment policies is to keep a strong financial capacity to address the volatility of the economic scenario where we conduct our businesses. Operational cash flows are the main financing source with which we run our business, pay dividends and finance part of our growth. In addition, provided financial conditions are in line with the profile and objectives outlined by the Management, we resort to external financial sources, for further information see “Financing Sources”.

In 2019, due to a combination of external and local factors in the macroeconomic context, the United States dollar exchange rate went up by 58.86%, rising from $ 37.70 as of December 31, 2018 to $ 59.89 as of December 31, 2019, respectively.

To minimize the negative impact of the exchange rate variation on the financial indebtedness, we adopted a conservative management of our financial position, having as of December 31, 2019, roughly 88% of fund collocations denominated in United States dollars.

Our financial positioning remains solid thanks to our strong generation of cash, a relatively low indebtedness level and revenues mainly denominated in United States dollars in the non-regulated segments. Our strategy will remain focused on devising measures to mitigate the exchange rate risk on our net liabilities in United States dollars and the impact of inflation on our availabilities denominated in Argentine pesos.

The graph below presents the investments in property, plant and equipment carried out by our Company over the years ended December 31, 2019, 2018 and 2017:

Through a considerable financial and operative effort, in 2009 we continued conducting our ambitious Investment Plan. The investment level of the last few years has significantly increased owing to the tariff increases granted by the Argentine Government, our unwavering commitment to the rendering of a safe and reliable service and the Vaca Muerta project.

The execution of the investment plan was financed by our own funds and those obtained from the 2018 Bonds placement.

Given the ambitious Five-year Investment plan and the challenging business context that surrounds the development of the Vaca Muerta area, we must analyze several financing alternatives, focusing on the projects’ profitability and seeking to achieve an optimal capital structure.

The following table presents the cash dividend payments we conducted in 2019:

Approval date	Amount in thousands of $	Amount per share
04/11/2019	9,504,584	12.17
10/31/2019	256,338	0.33

Additionally, in 2019, the Ordinary and Extraordinary Shareholders Meeting approved the distribution of treasury stock as of October 16 (for a total of 29,444,795 Class B ordinary book-entry shares, of a nominal value of $ 1 per share and entitled to one vote each of them) among all the shareholders, proportionally to their holding. The Board of Directors decided to make them available as from November 13, 2019. Said distribution amount was of Ps. 3,228,002, or 0.0385 per share.

Finally, within the framework of the Share Buyback Program approved by the Board of Directors Meetings held on March 27, August 26 and November 19 of 2019, as of December 31, 2019, we have a treasury stock of 9,886,755 of our own shares (equivalent to 1,977,351 ADRs), representing 1.3% of our common stock.

In 2019, we allocated 2,590.7 million to acquire 4,429,997 ADRs (at an average price of US$ 9.60 per ADR). Later, in the first two months of 2020 we bought 2,152,219 ADRs (at an average price of US$ 6.36 per ADR).

11. Analysis of financial condition and results of operations for the year ended December 31, 2019

The following analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB” ) adopted by the Argentine National Securities Exchange ("CNV", for its initials in Spanish) through the CNV standards (N.T. 2013) and taking into account ENARGAS Resolutions N° 1,660 and N° 1,903.

These consolidated financial statements for the years ended December 31, 2019 and 2018 have been audited jointly by Price Waterhouse & Co. S.R.L. (“Price”) and Pistrelli, Henry Martin y Asociados S.R.L.

Effects of Inflation

On December 3, 2018, Law No. 27,468 was enacted, sanctioned on November 15, 2018 by the National Argentine Congress. Among other measures, this law abolishes Decree N ° 1,269/02 —amended by Decree No. 664/2003 — through which the controlling entities (among them the CNV) had been instructed not to accept inflation adjusted financial statements. On December 28, 2018, the CNV issued Resolution No. 777/2018, by virtue of which it instructs companies that offer their shares to the public to apply the financial statements restatement method to a stable currency in line with the provisions of IAS 29 “Financial Reporting in Hyperinflationary Economies”.

In accordance with such standards, the restatement of financial statements was restarted as from January 1, 2018. In line with the restatement method, non-currency assets and liabilities are restated by an overall price index issued by the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”) since their acquisition date or last inflation adjustment (March 1, 2003).

Likewise, comparative information included in the financial statements has also been restated, but this fact has not modified the decisions based on the financial information corresponding to those fiscal years.

For further information, see “Note 4. Significant Accounting Policies – d) Restatement to constant currency – Comparative Information” to the consolidated financial statements as of December 31, 2019.

11.a. Analysis of Consolidated Results of Operations

The following table presents a summary of the consolidated results of operations for the years ended December 31, 2019 (“FY2019” or 2019) and 2018 (“FY2018” or 2018):

Our Activities during the Fiscal Years 2019 and 2018

Revenues

Total revenues for the Fiscal Year 2019 went down by Ps 3,838.0 million compared to Fiscal Year 2018, mainly because of the decrease in Liquids Production and Commercialization business segment revenues.

Natural Gas Transportation

Out of the total revenues of this business segment, 81.6% (79.3% for the Fiscal Year 2018) corresponded to firm contracted capacity.

Natural Gas Transportation revenues in the Fiscal Year 2019 amounted to Ps. 22,620.4 million (having been Ps. 23,785.7 million in the Fiscal Year 2018). The decrease of Ps. 1,165.3 million is mainly due to the negative impact of the tariff increases that in real terms were lower than the inflation for the year and to lower volumes delivered under the modality of interruptible contracts.

It is noteworthy that during Fiscal Year 2019 TGS received a single tariff increase of 26% (nominal). According to the RTI process, TGS must have received a second tariff increase from October 2019 that compensates the increase in operating costs, which was not granted in the framework of the public emergency declared by the National Congress.

For further information regarding our tariff situation, see “4. Our businesses in 2019. 4.1. Regulated Segment. Natural Gas Transportation”, of the present report.

Liquids Production and Commercialization

In Fiscal Year 2019 net revenues related to this segment amounted to Ps. 23,138.2 (Ps. 2,440.2 million lower than in Fiscal Year 2018). It was mainly due to the drop in international reference prices and lower dispatched ethane tons due to the Polisur plant accident in last June. These factors were partially offset by the exchange rate increase effect on revenues denominated in United States dollars and LPG dispatched for exports.

Total dispatched volumes recorded a drop of 1.6% or 18,460 short tons compared to the Fiscal Year 2018. As mentioned above, ethane tons delivered to PBB suffered a significant drop as a consequence of the June accident at their facilities. Ethane commercialization started to be gradually regularized by late September 2019 at the request of PBB.

For further information regarding the evolution of this business segment in 2019 see “4. Our businesses in 2019. 4.2. Non-regulated segment. Liquids Production and Commercialization”, of this Annual Report.

Other Services

Revenues derived from the Other Services segment went down by Ps. 232.5 million in the Fiscal Year 2019, with respect to 2018. This decrease is mainly derived from lower construction, operation and maintenance services rendered in Fiscal Year 2019, partially offset by the impact of the exchange rate increase on the revenues denominated in United States dollars and revenues related to natural gas transportation and conditioning in Vaca Muerta.

For further information with respect to this business segment’s outlook and performance, see “4. Our businesses in 2019. 4.2. Non-regulated segment. Other services”, of this Annual Report.

Operating Costs, Administrative and Selling Expenses

Operating Costs, Administrative and Selling Expenses corresponding to Fiscal Year 2019 fell by Ps. 421.8 million, 1.5% compared to Fiscal Year 2018. The variation is mainly due to: (i) a reduction in the cost of natural gas processed at the Cerri Complex— lower price measured in constant Argentine pesos and quantities of the gas purchased for thermal plant reduction reposition (“TPR”)— (ii) lower fees paid for services rendered by third parties and (iii) lower costs of services rendered to third parties. These effects were partially offset by increases in: (i) expenses related to the repair and maintenance of property, plant and equipment, basically incurred for the operation of the natural gas transportation system, (ii) exports withholding taxes, (iii) labor costs and (iv) depreciations.

The following table discloses the main elements of the operative costs, administrative and commercialization expenses and their main variations in the Fiscal Year 2019 versus Fiscal Year 2018:

Other Operating Results

Other Operating Results recorded a positive variation of Ps. 1,242.8 million, mainly due to the recognition in May 2018 of the unfavorable ruling of the International Court of Arbitration (“ICC”) in connection with the proceeding started by Pan American Energy S.L. Suc. Arg. (formerly Pan American Energy LLC Suc. Arg.) and Pan American Sur S.A.

Financial results

Financial results for the Fiscal Year 2019 presented a positive variation of Ps. 1,481.1 million compared to Fiscal Year 2018. The breakdown of financial results is as follows:

The positive variation mainly derives from a gain in the purchasing power parity (“RECPAM” for its acronym in Spanish) due to the increase in net liabilities and higher capitalization of financial costs in line with the IFRS International financial reporting standards. These effects were partially offset by lower interests and changes in the fair value of financial assets and higher negative exchange rate, net of Ps. 194.3 million, on account of higher depreciation of the Argentine peso with respect to the United States dollars that took place in the Fiscal Year 2019, with respect to the Fiscal Year 2018.

The selling peso/ dollar exchange rate closed at a value of Ps. 59.89 per United States dollar as of December 31, 2019, representing a 58.9% increase (or Ps. 22.19 per each United States dollar) compared to the exchange rate observed at the closing of Fiscal Year 2018. On the other hand, as of December 31, 2018 said rate had already increased by 102.2% (or $19.05 per each United States dollar) regarding its quote at the closing of the Fiscal Year 2017.

The positive effects mentioned above were partially offset by lower interests generated by assets and lower gain generated by the appraisal of other financial assets due to the lower invested capital.

Income Tax

For the Fiscal Year 2019, TGS reported a Ps. 4,024.2 million loss related to income taxes, compared to the loss reported in the Fiscal Year 2018 of Ps. 20.1 million.

The lower income tax charge recorded in the Fiscal Year 2018 is due to the fact that in said period, TGS acknowledged the positive effect of the net deferred position that arises from the application of the deferred tax method through the option to conduct the tax reappraisal under the terms of Law N° 27,430. This effect had been offset by the payment of the special tax required to get access to the benefit mentioned above.

On the other hand, Fiscal Year 2019 income tax charge increased due to the effect of the application of tax inflation adjustment, in accordance with the provisions of Law N° 27,468.

11.b. Liquidity

Our funding sources and their application during the 2019 and 2018 Fiscal Years are detailed below:

In Fiscal Year 2019 net cash flows showed a negative variation of Ps. 14,463.4 million.

This decrease in funds was partially attributable to the Ps. 16,643.9 million increase in net cash flows applied to investment activities, mainly driven by capital expenditures required by the Five-Year Investment Plan we have undertaken in line with the provisions of the Tariff Review Process and the development of Vaca Muerta’s midstream business. On the other hand, funds destined to the purchase of non-cash and cash-equivalent financial assets have also increased in Fiscal Year 2019.

Regarding net cash flows (applied to)/generated by financing activities, it recorded an increase in applied funds by Ps. 11,318.5 million, attributable to higher dividend payments and the buyback of treasury shares.

Net cash flows generated by operations decreased by Ps. 13,499.0 million, due to the lower operating income and the negative variation in working capital.

11.c. 2019 Fourth Quarter (“4Q2019”) vs. 2018 Fourth Quarter (“4Q2018”)

The table below presents a summary of the consolidated results recorded in the 4Q2019 versus the 4Q2018:

In the 4Q2019, we obtained a comprehensive gain of Ps. 4,356.0 million, compared to the comprehensive gain of Ps. 12,026.9 million obtained in same period of 2018.

4Q2019 total revenues decreased by Ps. 1,067.1 million with respect to the same period of the previous Fiscal Year.

Natural Gas Transportation revenues in the 4Q2019 were Ps. 734.6 million below the same period in the previous year. Said negative variation was mainly due to the negative impact of inflation on revenues as in 4Q2019 we did not received the tariff increase that would have corresponded in line with the Tariff Review Process. This effect was partially offset by an increase in revenues related to exchange and displacement services (ED).

Liquids Production and Commercialization revenues fell by Ps. 348.6 million in 4Q2019, mainly driven by the drop in international reference prices. This effect was partially offset by the exchange rate effect on sales denominated in United States dollars and higher delivered volumes.

Total volume dispatched from the Cerri Complex went up by 8.7% or 27,680 short tons, mainly due to higher exported tons. On the other hand, ethane volumes delivered to PBB recorded a decrease. The table below presents a breakdown of dispatched tons per destination market and product:

The Other Services segment showed a slight increase of Ps. 16.1 million, mainly attributable to higher: (i) natural gas transportation and conditioning services related to the Vaca Muerta project, (ii) operation and maintenance services and (iii) exchange rate increase. These effects were partially offset by lower revenues derived from the pipeline construction services in the Province of Santa Fe rendered through the joint venture TGS - SACDE.

Cost of sales and administrative and commercialization expenses for the 4Q2019 amounted to Ps. 8,029.6 million (whereas in the 4Q2018 had reached Ps. 8.965,3 million), representing a decrease of Ps. 935.7 million. Said variation is mainly due to the decrease in (i) the cost of natural gas processed at the Cerri Complex, (ii) fees and services paid to third parties, (iii) the charge of allowances for doubtful accounts and (iv) turnover tax and exports withholding tax. The effects mentioned above were offset by an increase in labor costs.

The following table presents the main components of operative costs, administrative and commercialization expenses and their main variations in the 4Q2019 and 4Q2018:

Financial results in the 4Q2019 presented a negative variation of Ps. 3,326.9 million, compared to the same period in 2018. This variation is mainly due to the negative exchange rate difference recorded in 2019 (as a result of the devaluation of the 4Q2019) compared to the gain recorded in 2018 (due to the appreciation of the Argentine peso in 4Q2018), the loss recorded in 4Q2019 due to derivative financial instruments and lower interest generated by assets. These effects were partially offset by the RECPAM’s positive effect.

11.d. Shareholders’ Equity Structure

Our Shareholders’ Equity structure as of December 31, 2019, 2018 and 2017 was the following:

11.e. Comparative Statements of Income

Statements of comprehensive income for the Fiscal Years ended December 31, 2019, 2018 and 2017:

11.f. Comparative Statements of Cash Flows

Comparative Statements of Cash Flows for the Fiscal Years ended December 31, 2019, 2018 and 2017:

11.g. Comparative Statistic Data (in physical units)

11.h. Ratios

12. Further considerations

In accordance with the provisions of Title IV, Chapter I, Section I, article 1, subsection a.1) of CNV’s NT 2013, below we include information requested by Law Nº 26,831 “Argentine Public Offering Law” under its section 60, subsection c), I, II, III and IV , thus reporting:

a)Projected business strategy and other relevant aspects pertaining to our business:

Regarding the regulated business, our goal is to complete the ambitious investment plan that we must carry out in compliance with ENARGAS requirements.

We will focus on those business opportunities that not only add value to our economic financial situation but also contribute to the energy development much needed in Argentina.

Both goals— being complementary to each another— will ensure the maintenance of the pipeline system and its adequation to meet the demand and promote the essential energy development in Argentina, driving our company forward in the sustainable path we have undertaken.

The Liquids Production and Commercialization segment’s strategy will aim at achieving an optimal production based on the sales margins of the several products and the development of alternative markets both in the local and external markets. On the other hand, given the current scenario marked by a rising trend in the prices of the gas we purchase for processing, our main goal is to ensure supply of this raw material at reasonable prices to maintain sustainable profitability levels.

In our exports market, our effort will be focused on renewing propane, butane and natural gasoline agreements in terms that allow us to obtain the best profitability possible.

In the domestic market— given the increase of natural gas purchase cost—, we will work along with national authorities to implement changes to the current schemes of LPG supply to the most vulnerable sectors in a manner that allow us to obtain reasonable margins.

Regarding Other Services, we will seek opportunities to foster the energetic development of the country,  taking advantage of Vaca Muerta’s natural gas growing production. Thus, we will move forward in the execution of related works in the northern and southern sections and the conditioning plant in Vaca Muerta.

b)Issues related to organizational decision-making structures and internal control system:

Decision-making is within the scope of the Board of Directors’ responsibilities, whereas decisions are executed by the Management of the Company. The top management is in charge of implementing our corporate strategy and is led by the Chief Executive Officer (CEO), who reports directly to the Board of Directors, in accordance with the terms of section 270 of the Argentine Corporate Law Nº 19,550. The areas of Operations, Administration, Finance and Services, Regulatory and Institutional Affairs, Human Resources and Legal Affairs report directly to the CEO.

The areas of Safety, Enviroment, Quality and Internal Audit also report directly to the CEO.

Our internal control structure—designed with different layers of controls— is aimed at mitigating several risks. The adequate performance of internal controls is assessed on a yearly basis, as it also constitutes a requirement of the United States Sarbanes-Oxley Act (to which we are subject because we trade our shares in the United States Stock market). The internal controls structure’s annual assessment consists in the evaluation of its design to ensure controls are oriented at mitigating process-related risks. On the other hand, a test is performed on the eficiency of its operation. Based on the analisis performed in 2019, we have not detected significant deficiencies or material weaknesses to be reported.

For the purposes of conducting the mentioned internal control system assessment we use as referential parameter the one outlined by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in its 2013 version.

c)Dividends policy proposed or recommended by the Board of Directors, with a well- founded and detailed explanation:

The Board of Directors has approved a Dividend Distribution Policy by means of which a set of guidelines have been outlined to maintain an adequate balance between the amounts to be distributed as dividends and TGS’ investment plans, with the aim of establishing a clear, trasnparent and consistent practice that enables well- informed decisions.

d)Compensation to the Board of Directors members and the corporate Management, option plans and any other modality of compensation to directors and managers. The mandatory nature of disclosing this information shall extend to the controlled companies in which different systems or policies are applied:

The compensation to the members of the Board of Directors is determined by the Shareholders Meeting. The compensation to managers consists of fixed and variable components, the latter depending on the fulfillment of the objectives outlined by the Board of Directors. The members of the controlled company’s Board of Directors do not receive any payment. We currently don’t have stock option plans for the acquisition of TGS shares nor retirement plans for our employees.

e)In compliance with the provisions of Tïtle IV, Chapter I, Section I, Article 1, subsection a.1) of the NT 2013 of the CNV Standards, in Exhibit I to this Annual Report, we include the information related to level of compliance with the Corporate Governance Code

13. Board of Directors’ Proposal regarding the application of results

The breakdown of retained earnings as of December 31, 2019 and its distribution proposal are presented below. The proposal involves the reversal of the balance of the “Reserve for Capital Expenditures, Acquisition of treasury shares and/or Dividends” created by the Ordinary Shareholders Meeting held on April 11, 2019 and the constitution of a new “Reserve for Capital Expenditures, Acquisition of treasury shares and/or Dividends”. This new reserve aims at addressing the new businesses and challenges we are facing and its funds may be allocated to: (i) future capital expenditures related to the projects and businesses included in our business plan and/or (ii) ongoing or already committed business projects, (iii) the payment of future dividends based on the evolution of our Company’s financial condition and macroeconomic variables and/or (iv) the acquisition of treasury shares within the framework of a plan already or subsequently approved by the Board of Directors. This reserve may be totally or partially distributed by the Board of Directors (insofar as it does not correspond to its effect as indicated in (iv) as provided in subsection c) of item 11, article 3, Chapter III Title IV of the Rules of the CNV (NT 2013), depending on the destination, opportunity and amount determined by the resolutions from the Shareholders Meeting, in accordance with the criteria of a prudent administration as established by applicable regulations, and considering the economic-financial situation of the Company and its future prospects.

In thousands of pesos as of December 31, 2019
Reserve for future capital expenditures, treasury shares and/or dividends	5,351,123
Retained earnings	811,298
2019 Fiscal Year net income	12,805,105
Total	18,967,526
Proposal: Legal reserve Reserve for future capital expenditures, acquisition of treasury shares and/or dividends	640,255 18,327,271

Autonomous City of Buenos Aires. March 6, 2020.

Luis Alberto Fallo

Chairman of the Board of Directors

tgs

ANNUAL REPORT AND FINANCIAL STATEMENTS

FINANCIAL STATEMENTS

TRANSPORTADORA DE GAS DEL SUR S.A.

Financial Statements As Of December 31, 2019

2/ CONSOLIDATED FINANCIAL STATEMENTS

Statements of comprehensive income

Statements of financial position

Statements of changes in equity

Statements of cash flows

Notes to the consolidated financial statements

3/ AUDITORS' REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

4/ INFORMATION REQUIRED UNDER SECTION NO. 12 OF CHAPTER III - TITLE IV OF THE CNV (NATIONAL SECURITIES COMMISSION STANDARDS):

Exhibit A. Property, Plant and Equipment
Note 13 (consolidated financial statements)

Exhibit B. Intangible Assets
Not applicable.

Exhibit C. Investment in other companies
Note 10 (consolidated financial statements)

Exhibit D. Other Investments
Note 9.c (consolidated financial statements)

Exhibit E. Allowances
Note 9.b (consolidated financial statements)

Exhibit F. Cost of Sales
Note 9.l (consolidated financial statements)

Exhibit G. Assets and Liabilities in foreign currency
Note 18 (consolidated financial statements)

Exhibit H. Information required under section 64, subsection I. B) of Law N 19,550 (Expenses Exhibit)
Note 9.j (consolidated financial statements)

AESA

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(Stated in thousands of pesos as described in Note 3 except for basic and diluted earnings per share)

Luis Alberto Fallo

Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2019 AND 2018

(Stated in thousands of pesos as described in Note 3)

Notes	2019	2018
ASSETS			
Non-current assets			
Property, plant and equipment	12	74,552,728	59,510,863
Investments in associates	9	78,660	111,790
Other financial assets at amortized cost	8.m.	5,403	13,476
Deferred tax assets	14	15,600	6,967
Other receivables	8.a.	9,004	12,665
Total non-current assets		**74,661,395**	**59,655,761**
Current assets			
Other receivables	8.a.	2,898,077	4,096,646
Inventories		307,640	554,218
Trade receivables	8.b.	6,473,759	4,791,109
Contract assets		177,269	241,012
Derivative financial instruments		274,024	335,773
Other financial assets at amortized cost	8.m.	1,043,960	8,790
Cash and cash equivalents	8.c	9,765,201	25,605,137
Total current assets		**20,939,930**	**35,632,685**
Total assets		**95,601,325**	**95,288,446**
EQUITY			
Common stock		28,349,861	28,224,365
Treasury shares		366,086	491,582
Cost of acquisition of treasury shares		(730,764)	(2,185,845)
Additional paid-up capital		(791,712)	-
Legal reserve		1,922,444	1,000,251
Future dividends reserve		-	1,525,444
Future capital expenditure reserve		-	107,453
Reserve for capital expenditures, acquisition of treasury shares and/or dividends		5,351,123	-
Accumulated retained earnings		13,616,403	18,440,641
Non-controlling interests		28	15
Total equity		**48,083,469**	**47,603,906**
LIABILITES			
Non-current liabilities			
Deferred tax liabilities	14	4,778,114	3,427,531
Contract liabilities	8.d.	2,926,826	2,259,876
Loans	13	31,860,717	31,003,715
Total non-current liabilities		**39,565,657**	**36,691,122**
Current liabilities			
Provisions	15	589,118	570,977
Contract liabilities	8.d.	219,801	199,333
Other payables	8.e.	287,659	124,103
Taxes payables	8.f.	353,183	311,083
Income tax payable		18,329	3,759,987
Payroll and social security taxes payable	8.n.	648,451	590,156
Loans	13	1,722,087	681,225
Trade payables	8.g.	4,113,571	4,756,554
Total current liabilities		**7,952,199**	**10,993,418**
Total liabilities		**47,517,856**	**47,684,540**
Total equity and liabilities		**95,601,325**	**95,288,446**

The accompanying notes are an integral part of these consolidated financial statements.

Luis Alberto Fallo

Chairman of the Board of Directo

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(Stated in thousands of pesos as described in Note 3)

Luis Alberto Fallo

Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(Stated in thousands of pesos as described in Note 3)

_____________________________________________________________________________________________________

Luis Alberto Fallo

Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

1.GENERAL INFORMATION

Business Overview

Transportadora de Gas del Sur S.A. (“TGS” or the “Company”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). TGS commenced operations on December 29, 1992, and it is mainly engaged in the Transportation of Natural Gas, and Production and Commercialization of natural gas Liquids (“Liquids”). TGS’s pipeline system connects major natural gas fields in southern and western Argentina with natural gas distributors and industries in those areas and the greater Buenos Aires area. The natural gas transportation license to operate this system was exclusively granted to TGS for a period of thirty-five years (“the License”). TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where TGS processes natural gas to obtain liquids, was transferred from GdE along with the gas transmission assets. TGS also provides midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services. Also, telecommunications services are provided through the subsidiary Telcosur S.A. (“Telcosur”). These services consist of data transmission services through a network of terrestrial and digital radio relay.

Subsequently, the corporate purpose of the Company was modified to incorporate the development of complementary activities, incidental, linked and / or derived from natural gas transportation, such as the generation and commercialization of electric power and the provision of other services for the hydrocarbon sector in general.

Major Shareholders

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is under co-control of: (i) Pampa Energía S.A. (“Pampa Energía”), which holds 10% of CIESA’s common stock, (ii) CIESA Trust (whose trustee is Pampa Energía and whose beneficiary is PHA S.A.U. (considered as a wholly-owned subsidiary of by Pampa Energía) (the "Trust"), who has a trust shareholding of 40% of the share capital of CIESA) and (iii) Grupo Inversor Petroquímica S.L. (member of GIP Group, headed by Sielecki´s family; “GIP”), and PCT L.L.C. ("PCT"), which directly and together with WST S.A. (Member of Werthein Group, "WST") indirectly through PEPCA S.A. ("PEPCA"), hold a 50% of the shareholding in CIESA in the following shares: GIP 27.10%, WST 4.58% and PCT 18.32%.

Macroeconomic context

The Company operates in an economic context whose main variables have recently had strong volatility as a result of political and economic events both nationally and internationally.

In the domestic market, particularly, the shares of the main contributing companies, sovereign bonds and the Argentine peso experienced a sharp drop in their value.

In this context and after the mandate of President Alberto Fernández began, on December 23, 2019, the National Congress passed Law No. 27,541 - “Law of social solidarity and productive reactivation” (the “Solidarity Law”). This law, based on the public emergency, grants the Executive Branch broad legislative powers to create the necessary conditions for economic recovery and achieve fiscal sustainability.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Among the measures adopted by this law are, among others:

1.Provisions regarding sovereign debt through which the Executive Branch is empowered to carry out the negotiations and make the necessary decisions to achieve the renegotiation of the Argentine public debt.

2.Freezing and tariff review of transportation and distribution services of natural gas and electric power (for more information, see Note 17.a).

3.Establishment of a cap on the export rights of hydrocarbons (for more information see Note 17.b).

4.Establishment of a regime of regularization of tax, social security and customs obligations.

5.Tax modifications concerning personal property tax, financial income, earnings (for more information, see Note 14), on bank and internal credits and debits.

6.Creation of the Tax for an Inclusive and Solidarity Argentina that taxes foreign currency acquisition operations for treasury, acquisition of goods and services and tourism.

7.Modifications to custom taxes.

The Company's Management permanently monitors the evolution of the situations that affect its business, in order to determine the possible actions to be taken and identify the possible impacts on its financial situation and results of its operations. The financial statements of the Company must be read considering these circumstances.

2.CONSOLIDATED FINANCIAL STATEMENTS

TGS presents its consolidated financial statements for the years ended December 31, 2019 and 2018 in compliance with the provisions of CNV Rules.

Its consolidated financial statements including Telcosur S.A. (“Telcosur”) and CTG Energía S.A.U. (“CTG”) its consolidated subsidiaries, which are jointly referred to as “TGS” or “the Company”.

3.BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”) and the International Financial Interpretations Committee (“IFRIC”), jointly the “IFRS”).

The CNV, in Title IV, Chapter III, Article 1 of the Rules has provided that listed companies must submit their condensed consolidated financial statements by applying Technical Resolution No. 26 of the Argentine Federation of Professional Councils of Economic Sciences ("FACPCE"), which adopts the International Financial Reporting Standards ("IFRS") issued by the IASB, its amendments and circulars for the adoption of IFRS that the FACPCE dictates in accordance with the provisions of that Technical Resolution.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the allowance for doubtful accounts, income taxes, provisions for legal claims and others, depreciations and recoverable value of assets. Actual results could be significantly different from such estimates.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

The presentation in the statement of financial position distinguishes between current and non-current assets and liabilities. The assets and liabilities are those expected to be realized or settled within twelve months after the end of the reporting period under review, and those held for sale. The fiscal year begins on January 1 and ends on December 31 of each year. The economic and financial results are presented on a fiscal year basis.

The consolidated financial statements are stated in thousands of Argentine pesos (“PS.” Or “pesos”) which is the functional currency of the Company and its subsidiaries, unless otherwise stated. For further information, see Note 4.c).

4.SIGNIFICANT ACCOUNTING POLICIES

4.a) New accounting standards

4.a.1) New standards and interpretations issued by the IASB effective for the periods beginning on or after January 1, 2019 adopted by the Company:

IFRS 16 – “Leases”

The Company has adopted IFRS 16 under the modified retrospective approach, from January 1, 2019, but has not modified comparatives for the 2018 reporting periods as permitted under the specific transition provisions in the standard.

After the analysis performed by Management, no significant adjustments were made to the accumulated results or significant reclassifications were made.

Practical expedients applied

In applying IFRS 16 for the first time, the Company has used the following practical expedients permitted by the standard:

•Accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases.

•The Company has elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date (January 1, 2019), the Company relied on its assessment made applying IAS 17 – Leases and IFRIC 4 – Determining whether an arrangement contains a lease.

•This standard does not apply for those leases classified as low value contracts.

Accounting policies applied

Until the year ended December 31, 2018, by application of IAS 17 and IFRIC 4, leases of property, plant and equipment were classified as financial leases (only if substantially all the risks and benefits of ownership of leased asset were assumed by the Company) or operating leases. Payments made under operating leases were charged to the Statement of Comprehensive Income in a straight line over the period of the lease.

As from January 1, 2019, leases are recognized as a right of use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic interest rate on the remaining balance of the liability for each period.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

a)Fixed payments less any lease incentive receivable;

b)Variable lease payments;

c)Amounts expected to be payable by the Company under residual value guarantees;

d)The exercise price of a purchase option; and

e)Payments of penalties for terminating the lease.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the Company's incremental borrowing rate is used, being the rate that TGS would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment.

Right-of-use assets are measured at cost comprising the following:

a)The amount of the initial measurement of lease liability.

b)Any lease payment made at or before the commencement date less any lease incentives received.

c)Any initial direct cost, and

d)Restoration costs.

Leased assets, which are subject to the risk of impairment, are depreciated in a straight line over the shorter of the asset’s useful life and the lease term.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line base as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT-equipment, vehicles, small items of office furniture and rented offices.

The Company recognized right-of-use assets under the line item “Property, plant and equipment” of its balance sheet (see Note 12). The corresponding liability has been recognized under Loans (see Note 13). For more information regarding the expense related to short-term and low-value leases and the interest expense of lease liabilities, see Note 8.j) and 8.k), respectively.

In addition to the aforementioned, on January 1, 2019, the following standards and interpretations, described in the consolidated financial statements as of December 31, 2018, were adopted without having a significant impact on the Company's financial statements:

•IFRIC 23 “Uncertainty over income tax treatments.”

•Annual improvements to IFRS Standards 2015 – 2017 Cycle.

•Amendments to IFRS 9 – Financial instruments.

4.a.2) New standards and interpretations issued by the IASB not yet effective for the periods beginning on or after January 1, 2019

Below is a description of the standards, amendments and interpretations to existing standards that might impact the Company and are not mandatory for the Company’s fiscal years beginning on January 1, 2019 and which have not been early adopted by the Company:

Amendments to IAS 1 and IAS 8 regarding the definition of materiality

In October 2018 the IASB included certain amendments to IAS 1 “Presentation of financial statements” and IAS 8 “Accounting policies, changes in accounting estimates and errors” with the objective of clarifying the concept of materiality and aligning that definition with the amendments introduced in the Conceptual Framework.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Additionally, these amendments incorporate new concepts that helped both financial statement preparers and their users to prepare and interpret the financial information included in them.

These amendments are applied on prospective basis and are effective for annual periods beginning on or after January 1, 2020. Modifications to the concept of materiality are not expected to have a significant impact on the Company's financial statements.

4.b) Consolidation

4.b.1) Subsidiaries

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. For this purpose and unless there are specific requirements, it is generally considered that TGS has control, when it has a participation equal to or greater than 50% of the available voting rights.

The accounting policies of the subsidiaries are consistent with the accounting policies adopted by the Company.

Inter-company transactions, balances and gains/losses from transactions between group companies are eliminated. Unrealized gain/losses are also eliminated.

Detailed data reflecting subsidiary control as of December 31, 2019 and 2018 is as follows:

		% of shareholding
Company	Incorporation country	and votes	Closing date	Main activity

Telcosur	Argentina	99.98	December 31	Telecommunication Services
CTG (1)	Argentina	100.00	December 31	Electrical power related services

(1)100% of the shares of this company were acquired on August 8, 2017.

For consolidation purposes for the years ended December 31, 2019 and 2018, Telcosur's financial statements have been used at those dates. The Company CTG does not record operations or significant assets and liabilities as of December 31, 2019 and 2018.

4.b.2) Associates

Associates are entities over which the group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition.

The Company accounted for the investments in its associates, under the equity method on the basis on the financial statements as of September 30, 2019 of Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay SA (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”), under liquidation. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Company. The Company’s management is not aware of any significant subsequent events which affected the financial

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

statements as of September 30, 2019 of Link, TGU and EGS (in liquidation) from this date to December 31, 2019.

Associates with negative equity are disclosed under "Other liabilities" to the extent that the Company has incurred legal or constructive obligations, or made payments on behalf of the associate, as of the date of the financial statements. Unrealized gains and losses resulting from transactions between TGS and the associate or joint venture are eliminated to the extent of the interest in the associate or joint venture.

In the table below, associates are disclosed, together with the percentage of shareholding and voting as of December 31, 2019 and 2018:

Company	% of shareholding / voting	Country	Main activity	Closing date

TGU	49.00	Uruguay	Pipeline maintenance	December 31
EGS (in liquidation)	49.00	Argentina	Pipeline exploitation and construction	December 31
Link	49.00	Argentina	Pipeline exploitation and construction	December 31

4.b.3) Joint arrangement

As indicated in “Note 23 – Associates and Joint Arrangement”, on August 7, 2017, the Company proceeded to create a UT (similar to a joint operation) with SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A. ("SACDE") ("UT"). This operation is evaluated as a joint agreement under the provisions included in “IFRS 11 - Joint Arrangements” since the parties have joint control of the operation, meaning that the decisions of the relevant activities are taken under the unanimous consent of the parties.

The Company has defined that the UT constitutes a joint operation given that it grants its participants a percentage of the rights over the assets and liabilities arising from each contract. Accordingly, the Company recognizes its share in the jointly operated assets, liabilities, revenues, costs and expenses.

Accounting policies applicable to the UT have been modified and adapted, if applicable, to ensure consistency with the policies adopted by the Company.

For further information regarding the UT, see Note 23.

4.c) Foreign currency translation

4.c.1) Functional and presentation currency

The consolidated financial statements are presented in thousands of Argentine Pesos, which is the Company’s functional currency. Each subsidiary or associate determines its own functional currency based on the currency of the primary economic environment in which these entities operate.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

4.c.2) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the profit or loss for the year.

Foreign exchange gains and losses are presented in the statement of comprehensive income within financial income and financial expenses, as appropriate.

4.c.3) Associates

The functional currency of the associate company located abroad, TGU, is the US dollar, because it is the currency in which it substantially generates its income and incur its expenses. Assets and liabilities were converted into Argentine pesos using the exchange rate prevailing at the end of each year, their common stock and retained earnings at their historical exchange rates and results at average exchange rates.

4.d) Restatement to constant currency – Comparative Information

4.d.1) Regulatory framework

The consolidated financial statements as of December 31, 2019, including comparative figures, have been restated to take into account changes in the general purchasing power of the Company's functional currency (the Argentine peso) in accordance with IAS 29 "Financial Reporting in hyperinflationary economies ("IAS 29") and CNV General Resolution No. 777/2018. As a result, the financial statements are stated in terms of the current unit of measurement at the 2019 balance sheet date.

IAS 29 requires that the financial statements of an entity that reports in the currency of a hyperinflationary economy, regardless of whether they are based on the historical cost method or the current cost method, are expressed in terms of the current unit of measurement at the closing date of the reporting period. In order to conclude on the existence of a hyperinflationary economy, the standard details a series of factors to be considered, among which is a cumulative inflation rate over three years that approaches or exceeds 100%.

The accumulated inflation in three years is over 100%. Likewise, both the National Government projections and other available projections indicate that this trend will not be reversed in the short term.

To evaluate the aforementioned quantitative condition, and also to restate the financial statements, the CNV has established that the series of indexes to be used for the application of IAS 29 is determined by the FACPCE. This series of indexes combines the National Consumer Price Index ("CPI") as of January 2017 (base month: December 2016) with the Domestic Wholesale Price Index ("IPIM"), both published by the Institute National Statistics and Census ("INDEC") until that date. For the months of November and December 2015, for which there is no information from the INDEC on the evolution of the IPIM, the variation in the CPI of the Autonomous City of Buenos Aires was applied.

Considering the aforementioned index, inflation was 53.83% and 47.64% in the years ended December 31, 2019 and 2018, respectively.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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4.d.2) Restatement mechanism

The financial statements must be adjusted to consider changes in the general purchasing power of the currency, so that they are expressed in the current unit of measurement at the end of the reporting period. Said requirements also include all the comparative information of the financial statements, without modifying the decisions made based on the financial information corresponding to those financial years.

The figures as of December 31, 2018, which are presented in these Consolidated Financial Statements for comparative purposes, arise from the restatement to the current unit of measure of the Financial Statements as of said date, in accordance with IAS 29.

Restatement of the balance sheet

i. Monetary items (those with a fixed nominal value in local currency) are not restated, since they are already expressed in the current unit of measurement at the closing date of the reporting period. In an inflationary period, maintaining monetary assets generates loss of purchasing power and maintaining monetary liabilities generates a gain in purchasing power, provided that such items are not subject to an adjustment mechanism that compensates to some extent for these effects. The monetary loss or gain is included in the result of the period in which it is reported.

ii. The non-monetary items measured at their current values at the end of the reporting period are not restated for the purpose of their presentation in the balance sheet, but the adjustment process must be completed to determine in terms of a homogeneous unit of measurement the results produced by the holding of these non-monetary items.

iii. Non-monetary items measured at historical cost or at a fair value as of a date prior to the closing date of the reporting period are restated by coefficients that reflect the variation in the general price level from the date of acquisition or revaluation to the closing date, proceeding then to compare the restated amounts of those assets with the corresponding recoverable values.

iv. The restatement of non-monetary assets in the terms of the current unit of measurement at the end of the reporting period without an equivalent adjustment for tax purposes, results in a temporary taxable difference and the recognition of a deferred tax liability whose counterparty is recognized in the result of the period. For the closing of the subsequent period, the deferred tax items are restated for inflation to re-determine the charge to the result of the next period.

v. When the capitalization of costs for loans in non-monetary assets in accordance with IAS 23 is applicable, the portion of those costs that compensate the creditor for the effects of inflation is not capitalized.

Restatement of the Comprehensive Income Statement

Revenues and expenses (including interest and foreign exchange differences) are restated from the date of their accounting recording, except for those items of the result that reflect or include in their determination the consumption of assets measured in purchasing power of a date before the consumption is booked, which are restated based on the date of origin of the asset to which the item is related (for example, depreciation and other consumption of assets valued at historical cost); and also those results that arise from comparing two measurements expressed in purchasing power currency of different dates, for which it is necessary to identify the amounts compared, restate them separately, and make the comparison, but with the amounts already restated.

The result of the exposure to the change in the purchasing power of the currency (monetary results) is presented in a separate line and reflects the effect of inflation on the monetary items.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Restatement of the statement of changes in equity

As of the transition date (January 1, 2016), the Company applied the following special rules:

i. The components of the capital stock were restated from the dates they were contributed.

ii. Reserved earnings were maintained at the date of transition at their nominal value (legal amount without restatement).

iii. The restated unallocated results were determined by the difference between the net assets restated at the transition date and the rest of the initial equity components expressed as indicated in the preceding sections.

iv. After the restatement at the transition date, all the components of the equity are restated by applying the general price index from the beginning of the period, and each variation of those components is restated from the date of contribution or from the moment in which is added by any other means.

Restatement of the statement of cash flows

IAS 29 requires that all items in this statement should be restated in terms of the current unit of measurement as of the closing date of the period for which it is reported.

The monetary result generated by cash and cash equivalents is presented in the statement of cash flows separately from cash flows from operating, investing and financing activities, as a specific item of the reconciliation between cash and cash equivalents at the beginning and the end of the year.

4.e) Financial instruments

4.e.1) Financial assets

Recognition and initial measurement

At the time of initial recognition, financial assets are classified as:

i.Financial assets subsequently measured at amortized cost (initially recognized at fair value through profit or loss); and

ii.Financial assets subsequently measured at fair value either with changes in other comprehensive income or with changes in results (initially recognized at fair value while transaction costs are expensed).

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. For additional information see Note 16.2.1.

Subsequent measurement

After initial recognition, financial assets are measured according to their initial classification according to the following categories:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Financial assets at amortized cost:

It is the most relevant category used by the Company, financial assets are classified and measure at amortized cost if both of the following conditions are met:

•The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and

•The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest method.

Gains and losses are recognized in the Statement of Comprehensive Income under financial results when the asset is derecognized, modified or impaired.

Financial assets at fair value through OCI (Debt instruments)

Corresponds to financial assets that are maintained in a business model whose objective is achieved by obtaining contractual cash flows and selling them.

Unrealized gains or losses arising from changes in fair value are recognized as other comprehensive income, except for the accrual of interest, exchange rate difference and the impairment of such assets that are recognized as financial results in the Statement of Comprehensive Income. At the time the asset is written off, the accumulated gain or loss is recognized as a financial result and it is eliminated from the respective reserve.

Financial assets designated at fair value through OCI (equity instruments)

Upon initial recognition, the Company can elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity under IAS 32.

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the Statement of Comprehensive Income when the right of payment has been established, except when the Company benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject   to impairment assessment.

Financial assets at fair value through profit or loss

In the event that financial assets are not classified according to the aforementioned categories, they will be subsequently measured at fair value, presenting gains or losses arising from changes in fair value in the income statement within financial results in the year in which they are originated.

Impairment of financial assets

The Company applies the expected loss (“PE”) model for those financial assets accounted for at amortized cost or at fair value through OCI. The PE is based on the difference between the contractual cash flows due in accordance with the contract and the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. To this end, the Company evaluates various factors, including credit risk, historical trends and other available information.

The application of this model implies recognition of:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

•Expected credit losses within 12 months: these are expected credit losses that result from possible default events within 12 months after the filing date; and

•Expected credit losses during the life of the asset: these are expected credit losses that result from possible events of default during the expected life of a financial instrument.

In case a loss allowance is recognized, the carrying amount of the asset is reduced through an impairment account and the amount of the loss is presented in the Statement of Comprehensive Income at the time it occurs. Subsequent recoveries of amounts previously written off are credited in the same line item.

The impairment policies on accounts receivable are described in Note 4.h).

4.e.2) Financial liabilities

Includes trade payables, loans, other payables and certain payroll and social security taxes payable.

Recognition and initial measurement

Financial liabilities are classified, at initial recognition, as subsequently measured at amortized cost or at fair value through profit or loss, as appropriate.

All financial liabilities are recognized initially at fair value and, in case of measured at amortized cost, net of transaction costs.

They are classified in current liabilities, except those whose maturity exceeds twelve months, which are classified as non-current liabilities.

Subsequent measurement

Financial liabilities at fair value through profit or loss

Includes financial liabilities held for trading. As of December 31, 2019 and 2018, there are no instruments classified in this category.

Financial liabilities at amortized cost

The Company includes financial liabilities with fixed or determinable payments that are not quoted in an active market. Current liabilities are included, except those whose maturity exceeds twelve months including premiums, discounts and direct expenses, which are included as non-current liabilities. They are measured using the effective interest method As of December 31, 2019 and 2018, all of the Company's financial liabilities were classified in this category.

Offsetting of financial instruments

Financial assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

4.f) Derivative financial instruments

Derivative financial instruments are recognized at their fair value at inception and subsequently measured at their fair value and disclosed as assets or liabilities depending if it is gain or loss. The results of derivative financial instruments are classified under "Financial

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

gain / expenses" in the statement of comprehensive income, or in the other comprehensive income if hedge accounting is applied.

Derivative financial instruments are measured in accordance with IFRS 13 “Fair value measurement”.

The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument or not and, according to the nature of the item being hedged.

As of December 31, 2019, the Company maintained derivative financial instruments that are mentioned in Note 16.1.3 to these consolidated financial statements for which the application of hedge accounting has not been opted for as defined by IFRS 9.

4.g) Inventories

Inventories consist of natural gas (in excess of the “Line Pack” classified as property, plant and equipment in the Company’s pipeline system, and the liquids stored obtained from natural gas processing at the Cerri Complex.

Inventories are measured at the lower of cost restated for the inflation effects as mentioned in Note 4.d) or net realizable value. Cost is determined using the weighted average cost method. The cost of inventories includes expenditure incurred in purchasing and production and other necessary costs to bring them to their existing location and condition.

The net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs to make the sale.

The assessment of the recoverable value of these assets is made at each reporting date, and the resulting loss is recognized in the statement of comprehensive income when the inventories are overstated.

4.h) Trade receivables, contract assets and other receivables

Trade receivables are amounts due from customers for goods and services performed in the ordinary course of business. Contract assets are unbilled amounts due to customers related to works in progress.

Trade receivables, Contract assets and Other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less allowance for trade receivables.

The Company applies the simplified approach to measuring expected credit losses for trade receivables, contract assets and other receivables. For this purpose, customers have been grouped based on shared credit risk characteristics, the existence of guarantees, historical credit losses experienced and the existence of judicial proceedings aimed at obtaining payment. Once each group was defined, an expected uncollectibility rate calculated based on historic default rates adjusted to future economic conditions was defined.

Impairment losses on trade receivables and contract assets are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

4.i) Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits with banking institutions and other short-term, highly liquid investments with original maturities not exceeding three months and without being subject to a risk of a significant change of value.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

4.j) Property, plant and equipment (“PPE”)

-Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company’s common stock, which amounted to US$ 561.2 million. This price was the basis to determine a total value of common stock of US$ 801.7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Agreement”) of US$ 395.0 million, resulted in a total value for PPE of US$ 1,196.7 million. Such value, converted at the exchange rate in effect as of the date of the Transfer Agreement, has been restated for the effects of inflation as mentioned in Note 4.d), and less accumulated depreciation.

-Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as mentioned in Note 4.d).

-Other items of PPE: have been valued at acquisition cost restated for the effects of inflation as mentioned in Note 4.d), and net of accumulated depreciation. They include, mainly, all the investments made to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection, pipeline replacement and recoating, and the goods affected to the Production and Commercialization of Liquids and Other Services segment.

PPE additions are recorded at acquisition or construction cost less accumulated depreciation and impairment losses (if applicable), except land, which is recorded at historical cost acquisition minus any impairment (if applicable), all this restated for the effects of inflation as mentioned in Note 4.d). The cost includes the cost of replacing significant components and the borrowing costs derived from loans that finance its construction to the extent that the requirements for recognition as assets are met.

Subsequent costs restated for the effects of inflation as mentioned in Note 4.d) are included in the carrying amount of the asset or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured. The carrying amount of a replaced component is written off. In the same way, when a major maintenance is carried out, they are added to the cost of the equipment if the recognition criteria are satisfied, eliminating any remaining non-depreciated remaining value restated for the effects of inflation as mentioned in Note 4.d), if any, of previous overhaul.

In this sense, Resolutions No. 1660/2000 (“Resolution 1660”) and No. 1903/2000 (“Resolution 1903”) issued by ENARGAS include definitions about the costs that should be considered as improvements or maintenance expenses. All other repairs and maintenance are charged to the statement of comprehensive income when incurred.

In accordance with IAS 23, the Company capitalizes financial expense on long term construction projects, until the moment in which the asset is in conditions for its use. Capitalization of borrowing costs is carried out considering the provisions of IAS 29, recording as an expense in the Statement of Comprehensive Income the part of the borrowing costs that compensates for inflation during the same period. For the year ended December 31, 2019, the Company capitalized Ps. 446,195 as borrowing costs. For the year ended December 31, 2018, there has not been capitalized borrowing costs.

Depreciation related to natural gas transportation assets is computed under the straight-line method over the estimated useful lives of the specific assets, which are not exceeding the maximum useful lives established by ENARGAS through Resolutions 1660 and 1903.

For depreciation of all other PPE, the Company uses the straight-line method of depreciation based on the useful life assigned to each item.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Major maintenance costs are depreciated according to the estimated time until the next major maintenance planned. Regarding the capitalized financial costs, they are depreciated based on the remaining useful lives of those components of PPE that originated such capitalization.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date. For further information, see Note 12.

The result generated by the disposal of PPE components is recognized in the year in which it is generated.

-Impairment of non-financial assets: The Company assesses at each reporting period whether there is an indication that an individual component or a group of PPE may be impaired.

If any indication exists, the Company estimates the asset´s recoverable amount. An asset´s recoverable amount is the higher of the fair value less costs to sell that asset, and its value-in-use.

That amount is determined for and individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of asset; in which case, the cash flows of the group of assets that form part of the cash-generating unit (“CGU”) to which the belong are taken.

Where the carrying amount of an individual asset or CGU exceeds its recoverable amount, the individual asset or CGU, as the case may be, is considered impaired and is written down to its recoverable amount. Impairment losses are recognized in the consolidated statement of comprehensive income.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. To such end, the Company makes estimates and assumptions of the economic conditions that will prevail throughout the useful life of the assets.

As a result of the factors mentioned above, actual cash flows and values could vary significantly from projected cash flows and the values derived from the discounting techniques used.

Impairment losses, if any, are recognized in the statement of comprehensive income.

As of December 31, 2019 and 2018, the carrying value of PPE does not exceed their recoverable value.

Infrastructure used in the natural gas transportation service: for its measurement and disclosure, the Company has evaluated the application of Interpretation No. 12 "Service Concession Agreements" (IFRIC 12) that sets the guidelines for the accounting of private entities that provide public services through a service concession agreement or a contract of a similar nature.

Considering the current terms and conditions of the License, TGS concluded that the License is outside the scope of IFRIC 12, as it is considered in substance to provide for an indefinite term because the infrastructure will never revert to the grantor and due to the characteristics of renewal of the License that give a similar result to what which would result from having obtained a perpetual right to operate the infrastructure.

The evaluation carried out and the conclusions reached by TGS are consistent with those of other transportation and natural gas distribution companies in Argentina that are

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

subject to the similar regulations and license agreements. The evaluation was carried out jointly, when the transportation and distribution companies adopted the IFRS in Argentina in 2012, together with the FACPCE, the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos -“BYMA”) and the CNV, considering the contributions of ENARGAS with respect to the regulatory aspects of the License agreements. In this regard, the CNV issued General Resolution No. 613/2012, ratifying that IFRIC 12 does not apply to natural gas transportation and distribution licenses established under the regulatory framework described in Note 17.

4.k) Leases

As mentioned in note 4.a), from January 1, 2019, the Company has adopted IFRS 16 to recognize the leases in which it participates. For more information regarding the new accounting policy adopted, see Note 4.a).

Until December 31, 2018, leases in which TGS assumed substantially all the risks and rewards of ownership of leased assets were classified as financial. To that purpose, an asset and a liability are recognized at the beginning for the same amount that corresponds to the lower value that results from comparing the fair value of the leased asset and the present value of the minimum lease payments.

Subsequently, each finance lease payment should be apportioned between the finance charge and the reduction of the outstanding liability (the finance charge to be allocated so as to produce a constant periodic rate of interest on the remaining balance of the liability). The corresponding lease payments, net of financial charges, are included in "Leases" in the current and non-current loans caption of the Statement of Financial Position. Interest on the financial cost is charged to the Statement of Comprehensive Income in the period of the lease in order to obtain a constant periodic interest rate on the debt pending amortization in each period.

Assets acquired through finance leases are restated for the effects of inflation as mentioned in Note 4.d) and are depreciated over the useful life of the assets received in accordance with current depreciation policies.

The remaining leases were classified as operational, so their recognition in the Statement of Financial Position was not required.

IFRS 16 provides, for the so-called operating leases, the recognition of an asset, for the right to use the assets included in the lease contracts from the date they are available for use, and an equal liability at the present value of the payments to be made during the term of the contract, considering the discount rate implicit in the lease agreement, if it can be determined, or an incremental reference indebtedness rate.

4.l) Loans

Loans have been initially recorded at fair value net of direct attributable transaction costs. Subsequently, loans are valued at their amortized cost. Liabilities are disclosed as non-current when their maturity exceeds twelve months.

4.m) Trade payables

Trade payables are initially recognized at fair value. Subsequently they are measured at amortized cost using the effective tax method.

4.n) Income tax and deferred tax

Income tax includes current tax and deferred income tax. Income tax is presented in the Statement of Comprehensive Income.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

The current income tax is calculated on the basis of tax regulations in force at each reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which tax regulations are subject to interpretation and establishes provisions if applicable. As of December 31, 2019 and 2018, there are no provisions booked for this concept.

The Company has calculated income tax charges using the deferred tax method, which considers the effect of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred income tax assets and liabilities are measured at undiscounted nominal value at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting period rate (See note 14).

A deferred tax is recognized on the temporary differences arising from investments in subsidiaries and associates, except for deferred tax liabilities where the Company is able to control the timing of the reversal of the temporary difference and it is probable that the reversal will not occur in the foreseeable future.

Deferred tax assets and liabilities are offset if the Company has a legally enforceable right to offset recognized amounts and when deferred tax assets and liabilities relate to income tax levied by the same tax authority on the same taxable entity or different taxable entities that intend to settle tax assets and liabilities on a net basis. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be generated against which the temporary differences can be used.

The assets and liabilities generated by the application of the deferred tax were valued at their nominal amount considering the restatements for inflation mentioned in Note 4.d) and are classified as non-current assets or liabilities.

4.o) Provisions

The Company has recorded provisions related to legal actions, judicial court, claims and administrative proceedings, including interpretive questions of the current legislation and those of regulatory nature.

Provisions for legal claims and/or claims by third parties ("legal claims and others") are recorded at the expected cancellation value when the Company has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Estimates are reviewed and adjusted, as the Company obtains additional information to be received.

4.p) Revenue recognition from contract with costumers

Revenue is measured at the fair value of the consideration received or to be received, and represents amounts receivable for goods and/or services supplied. Revenue is recognized when the control of goods or services is transferred to the customer and the consideration is determined by an amount that reflects the consideration that the Company expects to receive.

Tax on exports and turnover tax are disclosed as Selling Expenses.

The following are the accounting policies of the Company for the recognition of income of each of the business segments defined by Management:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Natural Gas Transportation

Natural Gas transportation services includes: (i) firm natural gas transportation, whose revenues are recognized when the capacity is reserved and paid for regardless of actual usage by the customer (ii) interruptible natural gas transportation and exchange and displacement services whose revenues are recognized when services are rendered and (iii) the operation and maintenance service of the assets affected by the natural gas transportation service corresponding to the expansions promoted by the National Government and whose ownership corresponds to the trusts created for such purpose whose revenues are recognized when services are rendered.

The applicable rates arise from the tariff tables published by ENARGAS. Thus Company’s revenues are recognized by the amount for which it will be entitled to receive as consideration.

At the end of each month, TGS recognizes its revenues from sales equivalent to the firm reserved capacity, the volumes of natural gas transported under the modalities of interruptible and exchange and displacement and by the operation and maintenance services. In return, a trade receivable is recognized which represents an unconditional right that the Company has to receive the consideration owed by the customer. On the other hand, the billing of the service is done monthly and according to the guidelines established by ENARGAS, the consideration is received within said calendar month.

Liquids Production and Commercialization

This business segment includes: (i) production and commercialization of liquids on our own account, and (ii) other liquid services.

Domestic Market

In the domestic market, TGS sells the production of propane and butane to LPG retailers in the framework of the programs created by the National Government to supply the domestic market. The sale prices are determined by the ex-Secretary of Hydrocarbon Resources (“SHR”). For more information, see Note 17 - Regulatory framework – b) Regulatory framework for non-regulated segments - to these consolidated financial statements.

The price of those tons of propane and butane that are not sold within the framework of the aforementioned programs is determined by the ex-Ministry of Energy and Mining ("ex MINEM") based on the international reference prices.

Regarding ethane sales, they are made to PBB Polisur S.R.L. (“PBB”), the only customer to whom this product is sold. To estimate transaction price, the Company uses the most probable amount method. In this regard, the Company only recognizes those transactions where it is highly probable that they will not be reversed in the future.

Foreign Market

In the foreign market, the Company markets propane, butane and natural gasoline to international traders ("traders") and other clients of worldwide renown, some of them through trucks.

These sales are made under short-term contracts (less than one year), with the price determined as reference to international prices plus / minus a fixed amount per ton sold. There are no variable consideration components in these contracts.

For both domestic and foreign market sales, TGS transfers control and recognizes revenues when the products are delivered to the customer and therefore the product has been accepted and there is no evidence of the existence of pending obligations by the Company. It is at that moment when a trade receivable is recognized given that the receipt of the

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

consideration is unconditional and only the passage of time is the only requirement for receiving the consideration owed by the customer.

Other liquids services

Our Liquids production and commercialization segment also comprises reception, storage and dispatch of the liquids from the facilities located in Puerto Galván.

Revenues from sales are recognized when the service is effectively rendered, that is, after the dispatch to each vessel. The price is agreed by the parties being a fixed amount per ton of product dispatched, there being no variable components in them. These services are billed monthly, at which time an unconditional right to receive the consideration from the client arises.

Subsidies

As part of its participation in propane and butane supply programs in the domestic market carried out by the National Government, (for more information see "Note 17 - Regulatory Framework - b) Regulatory framework for non-regulated segments"), the Company receives from the Ministry of Energy a series of subsidies that are recognized in accordance with the provisions of IAS 20 "Accounting for government grants and disclosures of government assistance" because they correspond to economic compensations calculated as the difference between the sale prices of the products determined in accordance with the legislation in force and the reference prices calculated by the Secretary of Energy.

Subsidies are recognized at fair value whenever there is reasonable assurance that will be received and that the product has been delivered. They are exposed within the caption "Revenue from sales" of the statement of comprehensive income.

Other services

The services included in the Other Services segment consist mainly in (i) treatment, removal of impurities and natural gas compression, including the collection and transport of natural gas (ii) inspection and maintenance of pipelines and compressor plants, (iii) services of steam generation for electricity production and management services for expansion works and steam generation for the production of electricity and (iv) natural gas transportation services in Vaca Muerta.

Revenues from sales of this business segment are recognized in the period in which the service is provided. The sale price is determined according to what arises from the contractual conditions agreed between TGS and its customers. In all cases, the recognition and billing of sales income is made on a monthly basis so that at that time a sales credit is recorded.

Revenue from the Company's participation in the joint operation with SACDE which correspond to the construction activities provided by it, are recognized based on the physical progress of the work. To calculate the costs associated with such income, the UT adopts the criterion of applying the estimated final margin for the work to the accrued revenue in each period. The costs incurred in excess of the costs associated with the revenues are recognized in the Contract Assets caption.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Telecommunications

Revenues from the provision of Telecommunications services are recognized in the statement of comprehensive income at the time of effective performance of the service. The sale price is determined according to what arises from the contractual conditions agreed between TGS and its customers. The consideration is determined as a fixed monthly amount. In all cases, the recognition and billing of sales income is made on a monthly basis so that at that time a sales receivable is recorded.

Financial components

The Company does not have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, the Company does not adjust any of the transaction prices for the time value of money.

4.q) Contract liabilities

Mainly consist of pre-payments for services made by customers in order to finance the works to render the service. Contract liabilities are recognized initially at their fair value. Subsequent to initial recognition, advances from customers are measured at their amortized cost based on the projections of the services to be provided that cancel the advances, restated for the inflation effects as mentioned in Note 4.d).

In case of prepayments received from customers to finance part of the works corresponding to the construction of an evacuation pipeline in Vaca Muerta, they are denominated in US dollars. The initial recognition of the contract liabilities is made at fair value. Subsequently, they are valued at their amortized cost based on the projections for the provision of the agreed services that cancel them and are measured using the selling exchange rate published by the Banco de la Nación Argentina at the date of the period reported.

Additionally, it includes the advance received by the UT from the Argentine Government as payment on account of the gas pipeline construction project. For more information, see "Note 23 - Associates and joint arrangements."

4.r) Equity accounts

The activity in the Equity accounts reflects resolutions adopted by Shareholders in their meetings, or the effects of the laws or regulations in force. The equity accounts are restated for the inflation effects according to what is mentioned in Note 4.d), except the account Capital stock which is maintained at its original value.

Common stock and adjustment to common stock

The common stock consists of contributions made by shareholders represented by shares and comprises outstanding shares at their face value, net of treasury shares mentioned below.

Common stock accounts were restated in constant currency as mentioned in Note 4.d). Common stock account was kept at original value and the adjustment arising from such restatement is shown under “Inflation Adjustment to common stock”.

Common stock adjustment is not distributable in cash or in kind but may be capitalized through issuance of shares. In addition, this balance may be used to compensate accumulated losses.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Treasury shares and adjustments to treasury shares

Corresponds to the reclassification of the nominal value and corresponding restatement in constant peso (Inflation Adjustment to Common Stock) of shares issued and repurchased by the Company in market transactions, as required by the current regulations of the CNV.

Own equity instruments that are reacquired (treasury shares) are recognized at cost restated for the inflation effects as mentioned in Note 4.d), and deducted from equity. No gain or loss is recognized on the purchase, sale or cancellation of the Company's treasury shares. Any difference between the carrying amount and the consideration, if reissued, is recognized as a premium on common stock.

Additional paid-up capital

Corresponds to the difference between the carrying value of the treasury shares and the quoted value at the time were distributed (for more information see Note 19.b). It is restated according to what is mentioned in Note 4.d).

Legal Reserve

Pursuant to the provisions of the Argentine Business Association Law and the CNV, the Company is required to set up a legal reserve by providing at least 5% of the aggregate amount of net income for the year, prior year adjustments, transfers of other comprehensive income to retained earnings and accumulated losses of prior years, when this aggregate amount exceeds zero until the legal reserve equals 20% of the sum of Capital stock and Adjustment to capital stock balances.

Distribution of dividends

The cash dividend is recognized as a liability in the Company’s financial statements in the year in which they are approved by the shareholders of the Company or the Board of Directors according to the powers delegated by the Shareholders’ Meeting, as appropriate.

Retained earnings

The outstanding balance of retained earnings includes accumulated gains or losses which were not allocated to a specific purpose reserve and, when positive, may be distributed pursuant to the decision of the Shareholders provided these retained earnings are not subject to legal restrictions, as mentioned above “Legal reserve”.

4.s) Basic and diluted earnings per share

Earnings per share as of December 31, 2019 and 2018 were calculated as follows:

As of the date of the issuance of these consolidated financial statements, there are no TGS instruments outstanding that imply the existence of potential ordinary shares, thus the basic

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

net income per share for the years ended on December 31, 2019 and 2018 matches the diluted net income per share.

5.CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements in accordance with generally accepted accounting principles requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. These estimates require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain. Management bases its estimates on various factors, including past trends, expectation of future events regarding the outcome of events and results and other assumptions that it believes are reasonable.

5.a) Provisions for legal claims and others

The Company has certain liabilities with respect to existing court or out-of-court claims, lawsuits and other proceedings, including those involving legal and regulatory matters. The Company records liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such provisions are based on developments known at the date of the issuance of these consolidated financial statements, estimates of the outcome of these matters and the experience of its legal counsel in contesting, litigating and settling other matters. As the scope of the liabilities become better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

5.b) Income tax

Deferred tax assets are recognized for all tax losses to the extent that it is probable that there will be a tax benefit against which these losses can be utilized. Determining the amount of deferred tax assets that can be booked requires a considerable judgment by the Management, based on the probable term and level of future taxable profits together with future tax planning strategies and macroeconomic variables affecting the business.

On December 29, 2017, the PEN promulgated and put into effect through Decree 1112/2017 a tax reform enacted in the National Congress through Law No. 27,430 (the "Tax Reform"). This reform establishes a gradual reduction of the applicable rate for the calculation of income tax. Subsequently, through the enactment of the Solidarity Law, the Argentine Government defined the postponement of the current tax rate for fiscal years that began on January 1, 2020.

Note 14 "Income tax and deferred tax" includes more detailed information on Income Tax.

5.c) Impairment of PPE

As mentioned in Note 4.j), the Company periodically evaluates the existence of events or significant changes that could have adverse effects on the Company or will take place in the near future that could affect the recoverable value of the PPE amounts. These evaluations are carried out at the lowest level for which there are identifiable cash flows, that is, for each single cash CGU. TGS considers each of its business segments to be a CGU.

When assessing whether an impairment indicator may exist, TGS evaluates both internal and external sources of information, such as the following:

•whether significant decreases in the market values of PPE elements took place;

•whether prices of the main products and services that are marketed decreased;

•whether significant changes in the regulatory framework were introduced;

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

•whether operating costs suffered a material increase;

•whether evidence of obsolescence or physical damage has occurred; and

•whether the macroeconomic situation in which we carry out our activities, including significant variations in the sale prices of products, raw materials, interest rates, etc., has worsened.

Since August 2019, the main macroeconomic and business variables of Argentina suffered a significant deterioration which led the Argentine Government to take measures accordingly even affecting the regulatory framework of the Natural Gas Transportation segment (see Notes 1 and 17). Given these indicators of impairment of the recorded amounts of PPE, the recoverable value of each of the CGUs has been calculated.

The value in use is calculated on the basis of discounted future cash flows. The projected cash flows are prepared taking into account: (i) for assets associated with the Liquids and Commercialization segment, projections of the prices of liquids and purchase cost of natural gas used as raw material (ii) for assets associated with the Natural Gas Transportation segment, estimates of future tariff adjustments and the recognition of cost adjustments (iii) projections of the future costs to be incurred, (iv) expected macroeconomic variables such as interest rates, inflation, foreign exchange rates. The discount rate is based on a weighted average cost of capital (“WACC”).

In performing the analysis, the Company based on: (i) the status of negotiations with the Argentine Government, (ii) the contractual rights derived from the License, (iii) Management´s expectations regarding the procedures and actions initiated, (iv) the Company´s expectations to conclude the new RTI process required by the Argentine Government and (v) the impact of a cost monitoring scheme that allows the realization of semiannual adjustments to current tariffs.

The Company has prepared three different estimates of expected cash flows by sensitizing its main variables and thus determining a baseline scenario that allows its comparison with the book value of the Natural Gas Transportation business.

Thus, considering the above mentioned assumptions the Company did not identify the need for any impairment of the PPE amounts as of December 31, 2019.

The estimated recoverable values are sensitive to the significant variation of the assumptions applied, including the determination of future tariffs by the Argentine Government on the Natural Gas Transportation business segment. In the less favorable scenario considering the current regulatory framework and the measures taken, up to the date of issuance of these financial statements, by the current Argentine Government, we have estimated that the current tariffs will be adjusted in line with the estimated future inflation. In any case, we cannot assure with certainty that future tariff adjustments will be in line with the assumptions applied. Therefore, significant differences could arise in the future in relation to the estimated values in use.

6.SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

Non-cash investing and financing activities for the years ended December 31, 2019 and 2018 are presented below:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Note 13 to these consolidated financial statements includes a reconciliation between the initial and final balance of the financial liabilities arising from financing activities.

7.CONSOLIDATED BUSINESS SEGMENT INFORMATION

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Board of Directors.

The Company analyzes its businesses into four segments: (i) Natural Gas Transportation Services, subject to ENARGAS regulations, (ii) Liquids Production and Commercialization, (iii) Other Services including midstream, among others, and (iv) Telecommunications. These last three business segments are not regulated by ENARGAS. Production and Commercialization of Liquids segment is regulated by the SE.

Detailed information on each business segment for the years ended December 31, 2019 and 2018 is disclosed below:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

8.SUMMARY OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME ITEMS

8.a) Other receivables

8.b) Trade receivables

The movement of the allowance for doubtful accounts is as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

8.c) Cash and cash equivalents

8.d) Contract Liabilities

During 2019 and 2018 financial years, the Company recognized Ps. 139,207 and Ps. 182,784, respectively, in revenues for sales from contracts with clients in the Statement of Comprehensive Income, which had been included in the balance at the beginning of each year.

8.e) Other payables

8.f) Taxes payables

8.g) Trade payables

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

8.h) Revenues

Disaggregation of net revenues

Below is a table in which net revenues are disaggregated considering the type of market and the opportunity to satisfy performance obligations:

Detailed information of revenues on each business segment for the years ended December 31, 2019 and 2018 is disclosed below:

➢Natural Gas Transportation:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

➢Production and Commercialization of Liquids:

➢Other Services:

8.i) Cost of sales

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3)

8.j) Expenses by nature – Information required under art. 64 paragraph I, clause B) Commercial Companies Law for the years ended December 31, 2019 and 2018

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3)

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

8.k) Net financial results

8.l) Other operating results, net

8.m) Other financial assets at amortized cost

8.n) Payroll and social security taxes payable

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

9.INVESTMENTS IN ASSOCIATES

10.JOINT ARRANGEMENTS

TGS jointly with SACDE applied for the public tender launched by the Argentine Government for the construction of a connection pipeline in the province of Santa Fe. This tender was finally obtained by the UT whose sole purpose is the execution of such works. For further information, see Note 23.

The Company participates in the UT in a percentage of 51% on the rights of the assets and on the obligations related to them. TGS consolidates line by line assets, liabilities and results of the UT based on the aforementioned percentage of participation.

The breakdown of the amounts included in the statements of financial position related to the Company's participation in the UT and its results as of December 31, 2019 and 2018 is the following:

11.SHARE OF (LOSS) / GAIN FROM ASSOCIATES

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

12.PROPERTY, PLANT AND EQUIPMENT

2019										
	Cost					Depreciation					
Account	Beginning of the year	Additions	Retirements	Transfers	End of the year	Accumulated at the beginning of the year	Retirements	For the year	rate %	Accumulated at the end of the year	Net book value
Pipelines	61,419,814	-	13,330	1,933,215	63,339,699	29,732,526	7,747	1,518,032	2.2	31,242,811	32,096,888
Compressor plants	23,468,780	399,897	179,885	2,033,984	25,722,776	16,260,945	108,445	1,067,625	3.3 to 25	17,220,125	8,502,651
Other plants	26,488	-	-	-	26,488	8,039	-	899	3.3	8,938	17,550
Stations of regulation and/or measurement of pressure	2,091,798	-	-	76,900	2,168,698	1,668,370	-	57,681	4.0	1,726,051	442,647
Other technical installations	413,717	-	-	7,440	421,157	353,051	-	9,250	6.7	362,301	58,856
Subtotal assets related to natural gas transportation service	87,420,597	399,897	193,215	4,051,539	91,678,818	48,022,931	116,192	2,653,487		50,560,226	41,118,592
Non-regulated segment Pipelines	124,829	-	-	10,109,995	10,234,824	63,362	-	62,977	2.2	126,339	10,108,485
Non-regulated segment Compressor plants	1,910,728	-	-	145,605	2,056,333	582,695	-	217,431	3.3 to 25	800,126	1,256,207
Non-regulated segment Other plants	13,326,401	-	-	4,726,393	18,052,794	9,976,456	-	312,521	3.3	10,288,977	7,763,817
Non-regulated segment Stations of regulation and/or measurement of pressure	160,534	11,284	-	457,977	629,795	32,186	-	11,582	4.0	43,768	586,027
Non-regulated segment Other technical installations	254,016	-	-	-	254,016	75,525	-	22,868	6.7	98,393	155,623
Subtotal assets related to Other Services and Production and Commercialization of Liquids (1)	15,776,508	11,284	-	15,439,970	31,227,762	10,730,224	-	627,379		11,357,603	19,870,159
Lands	165,136	189,003	-	-	354,139	-	-	-	-	-	354,139
Buildings and constructions	3,119,619	-	948	428,387	3,547,058	1,761,692	11	58,976	2.0	1,820,657	1,726,401
Facilities and features in building	263,700	-	-	97	263,797	105,381	-	10,927	4.0	116,308	147,489
Machinery, equipment and tools	933,683	172,586	7,758	6,207	1,104,718	578,196	7,758	80,007	6.7 to 10	650,445	454,273
UT Machinery, equipment and tools	909	-	-	-	909	686	-	223	6.7 to 10	909	-
Computers and Telecommunication systems	4,177,609	3,440	-	662,582	4,843,631	3,420,768	-	221,927	6.7 to 20	3,642,695	1,200,936
Vehicles	455,370	80,860	24,497	-	511,733	320,725	23,144	41,452	20	339,033	172,700
Furniture	228,540	-	-	-	228,540	221,308	-	1,237	10	222,545	5,995
Materials	2,363,440	2,259,125	21,545	(1,458,699)	3,142,321	-	-	-	-	-	3,142,321
Line pack	578,707	-	-	(84,156)	494,551	27,646	-	-	-	27,646	466,905
Works in progress	9,216,602	15,722,143	-	(19,045,927)	5,892,818	-	-	-	-	-	5,892,818
Total	124,700,420	18,838,338	247,963	-	143,290,795	65,189,557	147,105	3,695,615		68,738,067	74,552,728

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

2018										
	Cost					Depreciation					
Account	Beginning of the year	Additions	Retirements	Transfers	End of the year	Accumulated at the beginning of the year	Retirements	For the year	rate %	Accumulated at the end of the year	Net book value
Pipelines	60,167,955	-	27,845	1,279,704	61,419,814	28,257,137	461	1,475,850	2.2	29,732,526	31,687,288
Compressor plants	22,369,570	-	474,819	1,574,029	23,468,780	15,721,120	429,105	968,930	3.3 to 25	16,260,945	7,207,835
Other plants	26,488	-	-	-	26,488	7,141	-	898	3.3	8,039	18,449
Stations of regulation and/or measurement of pressure	2,093,130	1,663	9,150	6,155	2,091,798	1,620,632	7,942	55,680	4.0	1,668,370	423,428
Other technical installations	407,598	-	2,046	8,165	413,717	346,264	2,046	8,833	6.7	353,051	60,666
Subtotal assets related to natural gas transportation service	85,064,741	1,663	513,860	2,868,053	87,420,597	45,952,294	439,554	2,510,191		48,022,931	39,397,666
Non-regulated segment Pipelines	124,829	-	-	-	124,829	61,868	-	1,494	2.2	63,362	61,467
Non-regulated segment Compressor plants	1,898,166	-	4,330	16,892	1,910,728	395,448	808	188,055	3.3 to 25	582,695	1,328,033
Non-regulated segment Other plants	13,744,847	9,207	1,029,228	601,575	13,326,401	10,676,085	950,340	250,711	3.3	9,976,456	3,349,945
Non-regulated segment Stations of regulation and/or measurement of pressure	160,534	-	-	-	160,534	25,765	-	6,421	4.0	32,186	128,348
Non-regulated segment Other technical installations	254,016	-	-	-	254,016	52,658	-	22,867	6.7	75,525	178,491
Subtotal assets related to Other Services and Production and Commercialization of Liquids (1)	16,182,392	9,207	1,033,558	618,467	15,776,508	11,211,824	951,148	469,548		10,730,224	5,046,284
Lands	110,509	54,627	-	-	165,136	-	-	-	-	-	165,136
Buildings and constructions	3,053,615	-	73,980	139,984	3,119,619	1,765,318	58,701	55,075	2.0	1,761,692	1,357,927
Facilities and features in building	255,239	-	18,078	26,539	263,700	103,710	9,419	11,090	4.0	105,381	158,319
Machinery, equipment and tools	790,333	199,925	73,467	16,892	933,683	609,507	73,206	41,895	6.7 to 10	578,196	355,487
UT Machinery, equipment and tools	-	909	-	-	909	-	-	686	6.7 to 10	686	223
Computers and Telecommunication systems	5,762,314	258	2,085,323	500,360	4,177,609	5,203,218	2,078,177	295,727	6.7 to 20	3,420,768	756,841
Vehicles	405,725	58,593	8,948	-	455,370	294,870	8,465	34,320	20	320,725	134,645
Furniture	228,380	-	-	160	228,540	220,020	-	1,288	10	221,308	7,232
Materials	2,419,633	880,423	55,307	(881,309)	2,363,440	-	-	-	-	-	2,363,440
Line pack	236,471	-	-	342,236	578,707	27,646	-	-	-	27,646	551,061
Works in progress	3,429,298	9,418,686	-	(3,631,382)	9,216,602	-	-	-	-	-	9,216,602
Total	117,938,650	10,624,291	3,862,521	-	124,700,420	65,388,407	3,618,670	3,419,820		65,189,557	59,510,863

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

As of December 31, 2018, the assets allocated to the natural gas treatment and compression service include the following amounts in which the Company is a lease under the terms of leasing contracts:

12/31/2018
Capitalized financial lease	2,501,165
Accumulated depreciation	(560,091)
Total	1,941,074

As of December 31, 2019 and January 1, 2019, date of the first application of IFRS 16, the assets related to the Other Services and Production and Commercialization of Liquids segments contains the following assets for right of use:

The book value variation of the rights-of-use accounted during the year ended on December 31, 2019 corresponds to its depreciation:

This lease expires in September 2026, the date on which the purchase options provided in the contracts may be exercised.

13.LOANS

Short-term and long-term loans as of December 31, 2019 and 2018 comprise the following:

Loans are totally denominated in US dollars.

The activity of the loans as of December 31, 2019 and 2018 is the following:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The following are the maturities of the leasing in force as of December 31, 2019 (not including issuing costs):

The following table shows reconciliation between the minimum future payments to be made for leases and their book value as of December 31, 2019:

Description of the indebtedness of the Company

Class 2 Notes (“2018 Notes”)

The Ordinary General Shareholders' Meeting held on April 26, 2017, ordered the increase of up to US$ 700,000,000 (or its equivalent in other currencies) of the 2017 Program authorized by the CNV by Resolution No. 17,262 dated January 3, 2014, whose amount until the Shareholders´ Meeting was held was US$ 400,000,000 (the “2017 Program”).

On May 2, 2018, within the framework of the 2017 Program, the Company issued the 2018 Notes according to the following characteristics:

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

	2018 Notes
Amount in US$	500,000,000
Interest Rate	6.75% annual
Issuance price	99.725%
	Scheduled payment date	Percentage of the principal to be paid
Amortization	May 2, 2025	100%
Frequency of interest payment	Semiannual, payable on May 2 and November 2 of each year.
Guarantor	None

The authorization for the public offering of the 2017 Program was granted by the CNV through Resolutions No. 17,262 and 18,938 dated January 3, 2014 and September 15, 2017, respectively. On October 31, 2018, through Disposition No. DI-2018-55-APN-GE#CNV, the CNV granted the extension of the 2017 Program until January 3, 2024.

The Ordinary General Shareholders´ Meeting held on August 15, 2019 decided to increase the 2017 Program from US$ 700 million to US$ 1.2 billion. This increase was authorized by the CNV on October 9, 2019 through Resolution RESFC-2019-20486-APN-DIR # CNV.

Funds obtained by the Company are applied to:

i. The repurchase of the Class 1 Notes (the "2014 Notes") for US$ 86,511,165;

ii. the cancellation and total redemption of the 2014 Notes for US$ 120,786,581;

iii. the balance of net funds to make investments in capital expenditures.

The value of the financial debt is based on its amortized cost calculated as cash flows discounted at an effective rate of 7.088%.

Covenants

As of the date of issuance of these consolidated financial statements, the Company has complied with a series of restrictions derived from its current financial agreements, which include, among others, those related to obtaining new loans, payment of dividends, granting of guarantees, disposal of certain assets and make certain transactions with related parties.

The Company may contract new debts under the following conditions, among others:

a. To the extent that after the new debt has been incurred (i) the consolidated coverage ratio (calculated as the quotient of the consolidated adjusted EBITDA -earnings before financial results, income tax, depreciation and amortization-) and the consolidated interest expense) is equal or higher than 2.0:1; and (ii) the consolidated debt ratio (calculated as the quotient of the consolidated debt and the consolidated EBITDA) is equal to or lower than 3.5:1.

b. For the refinancing of the outstanding financial debt.

c. Originated by customer advances.

The Company may pay dividends under the following conditions: (i) the Company is not in default under 2018 Notes, and (ii) immediately after any dividend payment, the Company may incur new debts according to the provisions in point a. of the preceding paragraph.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Lease liability

Corresponds to the financing obtained for the acquisition of the corresponding assets to the treatment and compression plant located in the area of Río Neuquén. Said agreement was concluded on August 11, 2016 with Petrobras (currently Pampa Energía) and consists of the payment of 119 consecutive monthly installments of US$ 623,457 without taxes and an option to purchase for the same amount payable at the end of the 120th month of the effectiveness of the contract.

Pre-export finance:

On November 5, 2019, the Company agreed with Itaú Unibanco S.A. the granting of a loan for US $ 17 million in order to pre-finance the exports of propane, butane and natural gasoline made. The characteristics of this loan are as follows:

Amount in US$	17,000,000
Interest Rate	LIBOR + 1.95%
	Scheduled payment date	Percentage of the principal to be paid
Amortization	March 4, 2020	100%
Frecuency of interest payment	Monthly, payable on December 4,2019, January 6, 2020, February 4, 2020 and March 4, 2020
Guarantor	US Treasury bills *

* Included in “Other financial assets at amortized cost.”

As of the date of issuance of these Financial Statements, this loan is fully canceled.

14.INCOME TAX AND DEFERRED TAX

Tax Reform

The Tax Reform sanctioned in Argentina in 2017, with some amendments introduced in December 2018 after the issuance of Law No. 27,468, brought with it a series of modifications in the taxation and calculation of the income tax to which the Company is subject in the normal course of its activities. Subsequently, on the occasion of the enactment of the Solidarity Law, new modifications were introduced with impact as of the fiscal year beginning on January 1, 2019. The main changes are the following:

Reduction in the applicable rate

Until the fiscal year ended on December 31, 2017, the income tax rate remained at 35%. The tax reform establishes a gradual reduction of the applicable rate for the calculation of income tax, being 30% and 25% for fiscal periods beginning on January 1, 2018 and 2019 and January 1, 2020 onwards, respectively.

The reduction in the applicable rate is complemented by the application of a tax on the distribution of dividends made to human persons and foreign beneficiaries, which the Company must withhold and enter the Tax authority as a single and definitive payment when the dividends are paid. This additional tax will be 7% or 13%, depending on whether the dividends distributed correspond to earnings of a fiscal period in which the Company was reached at the rate of 30%

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

or 25%, respectively. For these purposes it is considered, without admitting proof to the contrary, that the dividends that are made available correspond, firstly, to the oldest accumulated earnings.

Solidarity Law suspended until fiscal years starting from 1st January 2021 inclusive, reduced to 25% of the applicable rate and retention of 13% on dividends.

Tax adjustment for inflation

This section was subsequently modified by Law No. 27,468, which establishes that in the net taxable income of the periods beginning on or after January 1, 2018, the adjustment for inflation obtained by the application of the income tax law may be deducted or incorporated into the tax result for the fiscal year. This adjustment will proceed only if the percentage variation in the IPC, will accumulate (a) a percentage higher than 100% in the 36 months prior to the end of the year, or (b) regarding the first, second and third fiscal year that starts from its effective date, an accumulated variation of the IPC that exceeds 55%, 30% or 15% of said 100%, respectively.

For the fiscal year ended December 31, 2019, the CPI has exceeded the 30% threshold mentioned above, so the Company has measured the tax charge to earnings for the year ended December 31, 2019 considering the application of the adjustment for fiscal inflation.

According to the Solidarity Law, the positive or negative result generated by the application of the inflation adjustment corresponding to the first and second fiscal year beginning on January 1, 2019 will be charged in a sixth in that fiscal period and the five sixths remaining in equal parts in the following 5 fiscal periods.

Adjustment of acquisitions and investments made in fiscal years beginning on or after January 1, 2018

A cost adjustment mechanism is established for assets acquired or investments made in fiscal years beginning on or after January 1, 2018. The adjustment will be made based on the percentage variations of the IPIM. This adjustment mechanism will have a significant impact on the calculation of future taxable profits on which the Company must pay the income tax.

Tax revaluation

It established the possibility of carrying out a tax revaluation, for a single time, of certain assets that are part of the assets as of December 31, 2017, in order to adjust their value.

This revaluation was optional, and to carry out the tax revaluation, a special tax must be paid. The special tax varied between 8% and 15%, depending on the type of asset to be re-evaluated between the difference of the residual revalued tax value and the residual tax value of origin.

Once the option for a certain good is exercised, all other goods in the same category must be revalued.

This tax is not deductible from income tax, and the asset increase that originates the revaluation is neither taxable for income tax nor taxable for the purposes of the TOMPI liquidation.

The taxpayers that exercised the revaluation option waived to promote any judicial or administrative process for which the adjustment for tax inflation is claimed.

The Board of Directors decided to make use of this option, which implies a one-time payment of Ps. 1,612,164. Said tax paid was recorded under the line "Income Tax" of the Statement of Financial Position with a charge to the 2018 current tax, as well as the positive effect of the aforementioned tax revaluation on the position to be paid of the income tax for such year.

Deferred Tax

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The reconciliation between the charge computed for tax purposes and the income tax expense charged to the statement of comprehensive income in the years ended December 31, 2019 and 2018 is as follows:

The analysis of the net deferred tax liabilities is as follows:

The components of the net deferred tax assets and liabilities as of December 31, 2019 and 2018 are the following:

Income tax expense computed at the statutory tax rate on pre-tax income differs from the income tax expense for the years ended December 31, 2019 and 2018 as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

15.PROVISIONS

16.FINANCIAL INSTRUMENTS BY CATEGORY AND HIERARCHY

16.1 Financial risk factors

The Company’s activities and the market in which it operates expose it to a series of financial risks: market risk (including foreign exchange risk, interest rate risk, and commodity price risk), credit risk and liquidity risk.

The Company's risk management framework establishes that a risk map is determined that measures the potential impact of each of them on the financial situation and results of operations. Based on this, the Executive Officers are responsible for defining the policies, procedures, limits and measures aimed at mitigating the impact of said risks.

The sensitivity analyzes included below are based on the change in one of the factors while all others remain constant. In practice, this is unlikely to happen, and changes in several factors can be correlated, for example, in variations in the interest rate and variations in the foreign currency exchange rate.

Sensitivity analysis only provides limited vision, at one point in time. The actual impact on the Company's financial instruments could vary significantly with respect to the impact shown in the sensitivity analysis.

16.1.1 Foreign exchange risk

The Company is primarily exposed to the fluctuation of the exchange rate of the U.S. dollar against the Argentine Peso due to the fact that almost its entire financial indebtedness is denominated in U.S. dollars. The exposure to other currencies is not significant.

As regards to the revenue derived from the Natural Gas Transportation segment, the tariffs charged by the Company are currently denominated in Argentine pesos. On the other hand, revenues in US dollars derived from the Liquids Production and Commercialization segment accounted for approximately 87% and 77% of the segment’s total revenues for both the years ended December 31, 2019 and 2018, respectively. Likewise, approximately 74% and 79% of the operating costs of this business segment are denominated in US dollars.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Total revenues denominated in Argentine Pesos accounted for 53% and 59% for the years ended December 31, 2019 and 2018, respectively.

TGS's financial risk management policies are defined with the objective of mitigating the impact that the variation in the exchange rate has on the Company's position in foreign currency. For this purpose, alternative investment evaluations are regularly carried out to diversify investments in financial instruments portfolio between US dollar-denominated instruments or, although denominated in Argentine pesos, to obtain positive returns in real terms.

Additionally, in the event that it is considered appropriate, the Company contracts derivative financial instruments that allow TGS to hedge the fluctuation of the US dollar over long-term positions in such currency. During the years 2019 and 2018, the Company did not contract derivative financial instruments to cover this risk.

However, the Company managed to mitigate the impact on the exchange rate variation by placing funds in assets denominated in US dollars. As of December 31, 2019, for mitigating this foreign exchange risk, 88% of the Company's fund placements are denominated in US dollars.

Considering the net liability financial position described in the table below, the Company estimated that, other factors being constant, a 10% appreciation of the US dollar against the Argentine Peso for the years ended December 31, 2019, and 2018 would have decreased the Company’s pre-tax income for the year in approximately Ps. 2,564,896 and Ps. 1,138,128, respectively. A 10% depreciation of the US dollar against the Argentine Peso would have an equal and opposite effect on the pre-tax income. Actual results may differ significantly from these theoretical sensitivity scenarios.

16.1.2 Interest rate risk

The management of interest rate risk seeks to reduce financial costs and limit the Company's exposure to an increase in interest rates. Currently, the Company’s exposure to interest rate risk is limited because 97% of its outstanding financial indebtedness bears fixed interest rates. The interest rate profile of the Company's borrowings is set out in Note 13.

The main objective of the Company’s financial investment activities is to obtain the highest return by investing in low risk and high liquidity instruments. The Company maintains a short-term portfolio of cash equivalents and investments made up of investments in mutual funds and deposits in remunerated bank accounts, public and private securities. The risk of these instruments is low given the short-term nature and high liquidity in well-known financial institutions.

As a consequence of the application of IAS 29, maintaining monetary assets generates loss of purchasing power, provided that such items are not subject to an adjustment mechanism that compensates to some extent the loss of purchasing power. This loss of purchasing power is included in the result of the period under gain on the net monetary position. On the contrary, maintaining monetary liabilities generates a gain in purchasing power, which are also included in such line item.

The Company's risk management policy is defined to reduce the impact of the loss of purchasing power. During the 2019 and 2018 fiscal years the Company has maintained a liability monetary position. As a consequence, TGS has recorded a net gain from exposure to inflation in the monetary items.

The following table shows a breakdown of the Company’s fixed-rate and floating-rate financial assets and liabilities as of December 31, 2019 and 2018:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

In view of the nature of the Company’s financial assets which bear variable interest, an immediate 100 basis points decrease in the interest rate would not have a significant impact on the total value of the financial assets.

16.1.3 Commodity price risk

Commercial operations performed by the Company in its Liquids Production and Commercialization segment are affected by several factors beyond its control, including changes in the international prices of the products sold, and government regulations on prices, taxes and other charges, among others.

The sale prices of propane and butane (“LPG”) and natural gasoline the Company exports in its Liquids Production and Commercialization segment are referenced to international prices (Mont Belvieu for the LPG and NWE ARA for the natural gasoline). Additionally, most of the total sales of propane and butane that are made in the domestic market are made at prices fixed by the Hydrocarbon Resources Secretariat (“SRH” for its acronym in Spanish) based on export parity prices.

These prices have historically been cyclical, reflecting overall economic conditions and changes in capacity within the industry, which may affect the profitability of TGS.

Based on the volume of sales for the years ended December 31, 2019 and 2018, the Company estimated that, other factors being constant, a decrease of US$ 50/ton in the international price of LPG and natural gasoline, respectively, would have decreased the Company’s net comprehensive income in its Liquids Production and Commercialization segment in Ps. 1,153,105 and Ps. 849,161, respectively. On the other hand, an increase of US$ 50/ton could have had the opposite effect on the comprehensive income for the year.

Derivative financial instruments

On July 23, 2018, TGS entered into an agreement with a recognized financial institution to hedge export prices for propane, butane and natural gasoline (put contracts), in order to offset potential losses that could arise if export prices fall below breakeven prices (those that balance costs). This agreement is valid between October 2018 and April 2020, according to the following monthly short tons:

Period	Propane	Butane	Natural gasoline
October 2018 – April 2019	6,045	4,506	2,700
May 2019 – September 2019	-	-	4,100
October 2019	9,068	7,010	4,200
November 2019 – April 2020	13,098	10,014	6,000

In order to arrange such operation, the Company paid a premium of US$ 3 million, which was classified as a financial asset measured at fair value through profit or loss, being recorded under

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

"Derivative financial instruments". The Company has not designated those instruments for the application of hedge accounting in accordance with the provisions of IFRS 9.

As of December 31, 2019, the balance is Ps. 274,024 and is recorded under the caption “Derivative Financial instruments”.

16.1.4 Credit risk

The Company’s exposures to credit risk takes the form of a loss that would be recognized if counterparties failed to, or were unable to, meet their payment obligations. These risks may arise in certain agreements in relation to amounts owed for physical product sales, the use of derivative instruments, and the investment of surplus cash balances. This risk mainly results from economic and financial factors or from a possible default of counterparty.

The Company is subject to credit risk arising from outstanding receivables, cash and cash equivalents and deposits with banks and financial institutions, and from the use of derivative financial instruments. The Company’s policy is to manage credit exposure to trading counterparties within defined trading limits.

Trade and Other Receivables

If any of the Company’s customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, the Company assesses the credit quality of the customer taking into account its financial position, past experience and other factors. The Company may seek cash collateral, letter of credit or parent company guarantees, as considered appropriate.

As of December 31, 2019 and 2018, the balance of current and non-current trade receivables, net of allowances of doubtful accounts are as follows:

The Company, in the normal course of business, renders natural gas transportation services, principally to natural gas distribution companies, CAMMESA and to Pampa Energía. Significant customers in terms of revenues and trade receivables (net of allowances of doubtful accounts) from natural gas transportation for the years ended December 31, 2019 and 2018 are as follows:

Revenues from Liquids Production and Commercialization customers (including those made on behalf of third parties, from whom the Company earns a commission and trade receivables (net of allowances of doubtful accounts) for the years ended December 31, 2019 and 2018 are as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Cash and financial placements

The Company is exposed to counterparty credit risk on cash and cash equivalent balances. The Company holds cash on deposit with a number of financial institutions. The Company manages its credit risk exposure by limiting individual deposits to clearly defined limits in various financial institutions. The Company considers that this risk is limited because it has short-term funds policies whose main objective is to obtain an adequate return in terms of market characteristics and minimizing exposure. The Company only deposits with high quality banks and financial institutions with a high credit rating. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents and other financial assets at amortized cost in the statement of financial position.

Below is a detail of the maturities of the financial assets included in: (i) cash and cash equivalents, (ii) loans to related parties; (iii) other financial assets, (iv) trade receivables, (v) other receivables and (vi) derivate financial instruments, as of December 31, 2019 and 2018:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

16.1.5 Liquidity risk

This risk implies the difficulties that TGS may have in fulfilling its commercial and financial obligations. To this purpose, the expected flow of funds is regularly monitored.

The Company has funding policies whose main objectives are to meet the financing needs at the lowest cost possible according to market conditions. The main objective of the Company is its financial solvency. Given the current financial market conditions, the Company believes that the availability of resources (including available credit lines) and the positive cash flow from operations are sufficient to meet its current obligations.

Additionally, TGS applies a methodology for analyzing and assigning credit limits to individual financial institutions in order to minimize the associated credit risk. In line with this, the Company invests its liquid funds in certain financial institutions with an appropriate credit rating.

The tables below include a detail of the maturities of the obligations corresponding to financial liabilities corresponding to: trade payables, payroll payables, other payables and loans as of December 31, 2019 and 2018. The amounts disclosed in the table are the contractual undiscounted cash flows and as a result, they do not reconcile to the amounts disclosed on the statement of financial position. These tables are made based on available information at the end of each year and may not reflect the actual amounts in the future. Therefore, the amounts disclosed are provided for illustrative purposes only:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

December 31, 2019	Loans	Other financial liabilities	Leases liabilities
Without specified maturity	-	-	-
With specified maturity			
Overdue			
Until 12-31-2018	-	130,829	-
From 01-01-19 to 03-31-19	-	311	-
From 04-01-19 to 06-30-19	-	311	-
From 07-01-19 to 09-30-19	-	311	-
From 10-01-19 to 12-31-19	-	311	90,363
Total overdue	-	**132,073**	**90,363**
Non-due			
From 01-01-20 to 03-31-20	1,027,502	3,745,057	111,994
From 04-01-20 to 06-30-20	1,010,644	32,769	111,994
From 07-01-20 to 09-30-20	-	-	111,994
From 10-01-20 to 12-31-20	1,010,644	-	111,994
During 2021	2,021,288	-	448,037
During 2022	2,021,288	-	448,037
During 2023	2,021,288	-	448,037
During 2024	2,021,288	-	448,037
From 2025 onwards	30,955,641	-	715,686
Total non-due	**42,089,583**	**3,777,826**	**2,955,810**
Total with specified maturity	**42,089,583**	**3,909,899**	**3,046,173**
Total	**42,089,583**	**3,909,899**	**3,046,173**

December 31, 2018			
	Loans	Other financial liabilities	Financial leases
Without specified maturity	-	-	-
With specified maturity			
Overdue			
Until 12-31-2017	-	159,366	-
From 01-01-18 to 03-31-1	-	478	-
From 04-01-18 to 06-30-1	-	478	-
From 07-01-18 to 09-30-1	-	478	-
From 10-01-18 to 12-31-1	-	478	87,517
Total overdue	-	**161,278**	**87,517**
Non-due			
From 01-01-19 to 03-31-1	-	5,157,610	108,450
From 04-01-19 to 06-30-1	978,663	33,442	108,450
From 07-01-19 to 09-30-1	-	-	108,450
From 10-01-19 to 12-31-1	978,663	-	108,450
During 2020	1,957,325	-	433,860
During 2021	1,957,325	-	433,860
During 2022	1,957,325	-	433,860
During 2023	1,957,325	-	433,860
From 2024 onwards	31,933,396	-	1,126,898
Total non-due	**41,720,022**	**5,191,052**	**3,296,138**
Total with specified maturity	**41,720,022**	**5,352,330**	**3,383,655**
Total	**41,720,022**	**5,352,330**	**3,383,655**

16.1.6 Capital risk management

The objective of the Company in capital management are to safeguard the ability to continue as a going concern, achieve an optimal cost of capital structure and support the capital expenditures process in order to provide returns to the shareholders and benefits for other stakeholders.

The Company seeks to maintain a level of cash generation from operating activities, which may allow it to meet all of its commitments.

The Company monitors capital on the basis of the gearing ratio. This ratio is calculated as total financial debt (including current and non-current loans as shown in the consolidated statement of financial position, if applicable) divided by total capital. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus total debt.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

During the years ended December 31, 2019 and 2018, the gearing ratio was as follows:

16.2 Financial instruments by category and hierarchy

16.2.1 Financial instruments categories

Accounting policies for the categorization of financial instruments are explained in Note 4.e). According to the provisions of IFRS 7, IAS 32 and IFRS 9, non-financial assets and liabilities such as PPE, investments in associates, inventories, advances from customers, deferred income tax, taxes and social taxes payables and provisions are not included.

The categories of financial assets and liabilities as of December 31, 2019 and 2018 are as follows:

2019		
	Financial assets at fair value	Financial assets at amorized cost	Total
CURRENT ASSETS			
Trade receivables	-	6,473,759	6,473,759
Other receivables	-	473,216	473,216
Derivative financial instruments	274,024	-	274,024
Other financial assets at amortized cost	-	1,043,960	1,043,960
Cash and cash equivalents	1,029,644	8,735,557	9,765,201
Total current assets	**1,303,668**	**16,726,492**	**18,030,160**
NON-CURRENT ASSETS			
Other receivables	-	7,603	7,603
Other financial assets at amortized cost	-	5,403	5,403
Total non-current assets	-	**13,006**	**13,006**
Total assets	**1,303,668**	**16,739,498**	**18,043,166**

	Financial liabilities at fair value	Other financial liabilities	Total
CURRENT LIABILITIES			
Trade payables	-	4,113,571	4,113,571
Loans	-	1,722,087	1,722,087
Payroll and social security taxes payables	-	533,497	533,497
Other payables	-	287,659	287,659
Total current liabilities	-	**6,656,814**	**6,656,814**
NON-CURRENT LIABILITIES			
Loans	-	31,860,717	31,860,717
Total non-current liabilities	-	**31,860,717**	**31,860,717**
Total liabilities	-	**38,517,531**	**38,517,531**

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

2018		
	Financial assets at fair value	Financial assets at amortirzed cost	Total
CURRENT ASSETS			
Trade receivables	-	4,791,109	4,791,109
Other receivables	-	652,771	652,771
Derivative financial instruments	335,773	-	335,773
Other financial assets at amortized cost	-	8,790	8,790
Cash and cash equivalents	3,324,575	22,280,562	25,605,137
Total current assets	**3,660,348**	**27,733,232**	**31,393,580**
NON-CURRENT ASSETS			
Other receivables	-	9,521	9,521
Other financial assets at amortized cost	-	13,476	13,476
Total non-current assets	-	**22,997**	**22,997**
Total assets	**3,660,348**	**27,756,229**	**31,416,577**

	Financial liabilities at fair value	Other financial liabilities	Total
CURRENT LIABILITIES			
Trade payables	-	4,756,554	4,756,554
Loans	-	681,225	681,225
Payroll and social security taxes payables	-	475,882	475,882
Other payables	-	124,103	124,103
Total current liabilities	-	**6,037,764**	**6,037,764**
NON-CURRENT LIABILITIES			
Loans	-	31,003,715	31,003,715
Total non-current liabilities	-	**31,003,715**	**31,003,715**
Total liabilities	-	**37,041,479**	**37,041,479**

16.2.2 Fair value measurement hierarchy and estimates

According to IFRS 13, the fair value hierarchy introduces three levels of inputs. These levels are:

•Level 1: includes financial assets and liabilities whose fair values are estimated using quoted prices (unadjusted) in active markets for identical assets and liabilities. The instruments included in this level primarily include balances in mutual funds and public or private bonds listed on the BYMA. The mutual funds mainly carry out their placements in bonds issued by the Central Bank of the Argentine Republic.

•Level 2: includes financial assets and liabilities whose fair value is estimated using different assumptions quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (for example, derived from prices). Within this level, the Company includes those derivate financial instruments for which it was not able to find an active market.

•Level 3: includes financial instruments for which the assumptions used in estimating fair value are not based on observable market information.

During 2019 and 2018, there were neither transfers between the different hierarchies of fair values nor reclassifications between financial instruments categories.

The table below shows different assets and liabilities at their fair value classified by hierarchy as of December 31, 2019 and 2018:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The fair value of the financial assets and liabilities is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As of December 31, 2019, the carrying amount of certain financial instruments used by the Company including cash, cash equivalents, other investments, receivables, payables and short term loans are representative of fair value because of the short-term nature of these instruments.

The following table reflects the carrying amount and estimated fair value of the 2018 Notes as of December 31, 2019, based on their quoted market price:

17. REGULATORY FRAMEWORK

a)General framework of the Natural Gas Transportation Segment

General aspects

Regarding TGS’ Natural Gas Transportation business, it is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory Decree No. 1,738/92 and the Regulatory framework for the transportation and distribution of natural gas in Argentina. The Natural Gas Act created ENARGAS, which is entitled, among other things, to set the basis for the calculation, monitoring, approval of tariffs and the power to verify compliance with the Natural Gas Law and its regulations. On January 28, 2016, Resolution No. 7 of the Ministry of Energy and Mining (“MINEM”) of Argentina repealed the Resolution 2000/2005 of the former Ministry of Federal Planning, Public Investment and Services (“ex MPFIPyS”) which provided that all tariff increases should have the prior intervention of the Undersecretary of Coordination and Management Control.

TGS License has been granted for an original period of 35 years beginning on December 28, 1992. However, the Natural Gas Act provides that TGS may apply to ENARGAS for a renewal of its license for an additional period of ten years. ENARGAS should evaluate at that time the performance of TGS and raise a recommendation to the Executive Branch. At the end of the period of validity of the license, 35 or 45, as appropriate, the Natural Gas Act requires a call for a new tender for the granting of a new license, in which TGS, provided the Company fulfilled substantially with the obligations resulting from the license, would have the option of matching the best offer that the Government received in this bidding process.

Tariff situation

Prior the enactment of the Public Emergency Law, and according to the Regulatory Framework, transportation tariffs were to be calculated in US dollars and converted into

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Argentine pesos at the time the customer was billed using the exchange rate prevailing at the date of the billing. The basic natural gas transportation tariffs charged by TGS had been established at the time of the privatization of GdE and were to be adjusted, subject to prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The “efficiency factor” was a reduction to the base tariff resulting from future efficiency programs while the “investment factor” increased the tariffs to compensate the licensees for future investments which were not repaid through tariffs. Also, subject to ENARGAS approval, tariffs were to be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

The terms and conditions as described in the precedent paragraph in connection with tariff adjustments contemplated within the Regulatory Framework are no longer effective since the enactment of the Public Emergency Law in early 2002, which, among other provisions, eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Public Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in such law as long as it is in force, which expired on December 31, 2017, after several extensions.

Between July 2003 and March 2018, the Company received a series of temporary tariff increases under the framework of the Integral Tariff Review (“RTI” for its acronym in Spanish) process initiated after the Public Emergency Law was passed.

On March 27, 2018, the Executive Branch of the Argentine Government issued the Decree No. 250/2018 (the “Decree 250”) ratifying the 2017 Integral Agreement. This decree represents the conclusion of the RTI process and the completion of the 2017 Transitional Agreement, and thus, the final renegotiation of the license after seventeen years of negotiations.

The 2017 Integral Agreement sets the guidelines for the provision of the natural gas transportation service until the end of the License. Among these guidelines:

•The RTI Process, which will culminate in the signing of the integral agreement, was approved. As a result of this RTI, a new tariff schedule was also approved. This new tariff schedule applicable to the Company determined a total tariff increase of 214.2% and 37%, in the event that it had been granted in a single installment as of April 1, 2017, on the tariff of the natural gas transportation service and the CAU, respectively.

•A Five-Year Investment Plan is approved. Resolution 4362 obliged TGS for the execution of the Five-Year Plan, which requires a high level of essential investments for the operation and maintenance of the pipeline system, to provide quality, safe and reliable service. The Five-Year Plan shall be for the period from April 1, 2017 to March 31, 2022 and will amount to Ps. 6,786,543, expressed in December 31, 2016 currency terms.

•A non-automatic six-month adjustment mechanism for the natural gas transportation tariff and the investment commitments were approved. This adjustment must be approved by ENARGAS and for its calculation, the evolution of the WPI published by INDEC will be considered.

•TGS and its shareholders must withdraw any claim against the Government related to the natural gas transportation business, including the arbitration proceedings before the ICSID. The Company desisted from it on June 26, 2018.

As it is mentioned above the tariff increase was granted in 3 installments according to the following resolutions:

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

•Effective as of April 1, 2017, 64.2% of the tariff for the natural gas transport service, the CAU not being adjusted, in accordance with the provisions of Resolution No. 4362/2017 ("Resolution 4362 ").

•Effective as of December 1, 2017, after the issuance of Resolution 120, 81.1% on the tariff for the natural gas transport service and 29.7% on the CAU, which includes the first adjustment by WPI.

•Effective as of April 1, 2018, an increase of 50% over the tariff for the natural gas transport service and the CAU within the framework of the provisions of Resolution No. 310/2018 issued by ENARGAS.

Semi-annual tariff increase

This increase is granted within the framework of the semi-annual tariff adjustment of the natural gas transportation service in accordance with the provisions of the RTI process.

In the public hearing held on September 4, 2018, in which the Company requested, based on the variation of the WPI recorded for the period February - August 2018, a tariff increase of approximately 30%. Considering the hearing, on September 27, 2018, ENARGAS issued Resolution No. 265/2018 which determined a 19.7% tariff increase effective as of October 1, 2018.

This increase was determined by ENARGAS based on the simple average of the WPI, the Construction Cost Index for the period February and August 2018 and the Salary Variation Index between December 2017 and June 2018.

It is noteworthy that ENARGAS supported the determination of the aforementioned tariff increase in the provisions of Resolution 4362, which, among other issues, provided that under certain circumstances and macroeconomic conditions, such as the significant devaluation occurred after April 2018, ENARGAS may use other indexes than the WPI to determine the tariff increase. TGS notified ENARGAS its disagreement with respect to the methodology for calculating the semi-annual adjustment.

On March 29, 2019, ENARGAS issued Resolution No. 192/2019 ("Resolution 192") that approved, effective as of April 1, 2019, a 26% increase in the tariff chart applicable to the public service of natural gas transportation by TGS in force as of March 31, 2019.

In accordance with current regulations, ENARGAS has considered the evolution of the wholesale price index update index ("WPI") between the months of August 2018 and February 2019, in order to define the semi-annual adjustments applicable to TGS tariffs.

Regarding the semi-annual tariff adjustment that was to be enforced as from October 1, 2019, on September 3, 2019, the SE issued Resolution No. 521/2019 (“Resolution 521”) postponing it to February 1, 2020.

The deferral also meant that the Company reviewed and fit, in equal proportion to the revenue that is no longer received, the execution of the Five-Year Investment Plan. As of the date of the issuance of these Consolidated Financial Statements, TGS made the proposal to ENARGAS and the corresponding approval resolution have not yet been issued.

Nevertheless, the Solidarity Law establishes that natural gas transportation and distribution tariffs will remain unadjusted for a period of 180 as days from December 23, 2019. In this sense, the Executive Branch is authorized to renegotiate them, either within the framework of the current RTI or through an extraordinary review in accordance with the provisions of the Natural Gas Law.

At the date of issuance of these financial statements, the administrative steps to normalize the Company's tariff situation have not occurred.

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Additionally, the Solidarity Law provides for the administrative intervention of ENARGAS.

Deferral of collections

On June 21, 2019, the Secretary of Energy issued Resolution N° 336/2019, which ordered the deferral of payment of 22% of the invoices issued between July 1, 2019 and October 31, 2019 corresponding to residential natural gas users.

The deferrals are recovered from the invoices issued from December 1, 2019 in five consecutive monthly installments in equal amount. As compensation, the National Government will pay the licensees, as a subsidy, an economic compensation for the financial cost involved in the deferral.

On August 22, 2019, the SE issued Resolution No. 488/2019 establishing the procedure for the calculation to be carried out by the distribution and sub-distribution companies of natural gas of the deferral provided by Resolution 336. Likewise, this resolution instructs the Undersecretariat of Hydrocarbons and Fuels of the Secretariat of Non-renewable Resources and Fuel Market of the SE to implement the procedure by which the compensation mentioned above will be calculated and paid. As of the date of the issuance of these consolidated financial statements, the regulations for the calculation and payment methodology of the economic compensation mentioned above were not issued.

As of December 31, 2019, the Company has trade receivables with natural gas distribution companies for Ps. 1,206,030 for such concepts.

b)General framework for non-regulated segments

Domestic market

The Production and Commercialization of Liquids segment is not subject to regulation by ENARGAS, and as it is provided in the Transfer Agreement, is organized as a separate business unit within TGS, keeping accounting information separately. However, over recent years, the Argentine Government enacted regulations which significantly impacted on it.

In April 2005, the Argentine Government enacted Law No. 26,020 which sets forth the regulatory framework for the industry and commercialization of LPG. Among other things, the Law No. 26,020 creates the framework through which the Secretary of Hydrocarbon Resources (“SHR”) (formerly the Federal Energy Bureau) establishes regulations meant to cause LPG suppliers to guarantee sufficient supply of LPG in the domestic market at low prices. Law No. 26,020 creates a price regime pursuant to which the SRH periodically publish reference prices for LPG sold in the domestic market. It also sets forth LPG volumes to be sold in the domestic market.

On March 30, 2015, the Executive Branch issued Decree No. 470/2015, regulated by Resolution No. 49/2015 issued by the Federal Energy Bureau, which created the Programa Hogares con Garrafa (the “Households with Bottles Program”) which replaced the programs in force until that time. The Households with Bottles Program was implemented through Resolutions No. 49/2015 and No. 470/2015 issued by the Federal Energy Bureau.

Within the framework of the Households with Bottles Program, a maximum reference price was determined for the members of the commercialization chain in order to guarantee the supply to low-income residential users, forcing producers to supply with LPG at a certain price and at a certain quantity defined for each of them. Additionally, the payment of compensation to the participating producers of the Households with Bottles Program was established.

The current price of butane and propane marketed under this program, after successive modifications and according to Provision No. 104/2019 issued by the SHR and Fuels, is $ 9,895 and $ 9,656 per ton, respectively. No compensation has been set for these products.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

In this context, the Company has filed various administrative and judicial claims challenging the general regulations of the program, as well as the administrative acts that determine the volumes of butane that must be sold in the domestic market, in order to safeguard its economic-financial situation and thus, preventing that this situation does not extend over time.

In addition, the Company is a party of the Propane Gas Supply Agreement for Induced Propane Gas Distribution Networks ("Propane for Networks Agreement") entered into with the Argentine Government by which it undertakes to supply propane to the domestic market at a lower price to the market. In compensation, the Company receives an economic compensation calculated as the difference between the sales price and the export parity determined by the ex-MINEM.

On March 31, 2017, the MINEM issued Resolutions No. 74 and 474-E/2017 (“Resolution 474”) that stipulate increases in the price of undiluted propane gas destined to the Propane for Networks Agreement as of April 1 and December 1, 2017, respectively. From those dates onwards, the price of undiluted propane gas has been set at Ps. 1,267/ton and Ps. 2,832/ton (in accordance with Resolution 74) and Ps. 1,941.20/ton and Ps. 3,694/ton (in accordance with Resolution 474), respectively, depending on the client to whom the undiluted propane gas is delivered.

Finally, in May 2018, the Company signed the sixteenth extension by which the methodology for determining the price and volumes for the period April 1, 2018 - December 31, 2019 is established. Additionally, this last extension set the price for which the propane destined for this program was marketed to the client. At the date of issuance of these Financial Statements, a new agreement has not been concluded. Notwithstanding the foregoing, on January 14, 2020 TGS received the instruction issued by the Ministry of Energy to proceed with propane deliveries in accordance with the conditions of the sixteenth extension of the Propane Agreement for Networks, also indicating that such organism is committed to the tasks aimed at extending the validity of the agreement until at least June 30, 2020.

During 2019 and 2018, the Company received the amount of Ps. 468,494 and Ps. 625,678, for subsidies for the programs mentioned above, respectively.

As mentioned earlier, participation in the Households with Bottles Program implies economic and financial damages for the Company, because under certain circumstances the sale of the products would be carried out at prices that are below the production costs.

As of December 31, 2019, the Argentine Government owes the Company Ps. 143,829 for these concepts.

Foreign market

On September 3, 2018, the Executive Branch issued Decree No. 793/2018, which, between September 4, 2018 and December 31, 2020, sets an export duty of 12% on the exported amount of propane, butane and natural gasoline. This withholding is capped at $4 for each dollar of the tax base or the official FOB price.

Subsequently, on the occasion of the enactment of the Solidarity Law, an 8% cap was established for the rate applicable to hydrocarbons as of December 23, 2019.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Decree No. 2,067 / 08

Through Presidential Decree No. 2,067/08, the Executive Branch created a tariff charge to be paid by (i) the users of regulated services of transportation and / or distribution, (ii) natural gas consumers receiving natural gas directly from producers without making use of transportation systems or natural gas distribution, (iii) the natural gas processing companies in order to finance the import of natural gas. The tariff charge sets forth in this decree finance the higher price of the natural gas imports required to compensate the injection of natural gas necessary to meet national requirements (the “Charge”). When the Charge was created, TGS paid it in accordance with the provisions of Resolution I-563/2008, at Ps. 0.0492/m3.

The payment of the natural gas processing tariff charge was selectively subsidized from 2008 according to the destination of the natural gas. In November 2011, however, ENARGAS issued Resolution No. 1,982/11 and 1,991/11 (the “Subsidy Beneficiaries Resolutions”) which modified the list of the subsidy beneficiaries, and thus, involved a cost increase for many of our clients and for us (for certain of our consumption for our own account). The natural gas processing tariff charge increased from Ps. 0.0492 to Ps. 0.405 per cubic meter of natural gas effective from December 1, 2011, representing a significant increase in our variable costs of natural gas processing.

In order to avoid this damage, TGS appealed against the Presidential Decree and the Resolutions including National Government, ENARGAS and ex MPFIPyS as defendants.

For further information regarding the legal action filed the Company, see Note 20.b).

On March 28, 2016, the MINEM issued Resolution No. 28/16 (“Resolution 28”), which instructs ENARGAS to take all the necessary measures to derogate the tariff charge created by Decree No. 2,067/08 as from April 1, 2016. However, such Resolution does not repeal or declare illegitimate this decree and the Subsidy Beneficiaries Resolutions for which the judicial action is still ongoing.

c)Essential assets

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the natural gas transportation service. Therefore, TGS is required to keep separated and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

TGS may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than the provision of the licensed service without ENARGAS´s prior authorization. Any expansion or improvements that it makes to the gas pipeline system may only be encumbered to secure loans that have a term of more than one year to finance such extensions or improvements.

Upon expiration of the License, TGS will be required to transfer to the Argentine government or its designee, the essential assets listed in an updated inventory as of the expiration date, free of any debt, encumbrances or attachments. If the Company decides not to continue with the license, TGS will receive a compensation equal to the lower of the following two amounts:

i)the net book value of the essential assets determined on the basis of the price paid by the acquiring joint arrangements, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS; or

ii)  the net proceeds of a new competitive bidding (the “New Bidding”).

Once the period of the extension of the License expires, TGS will be entitled to participate in the New Bidding, and thus, it shall be entitled to:

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

(i) that its bid in the New Bidding be computed at an equal to the appraisal value to be determined by an investment bank selected by ENARGAS, which represents the value of the business of providing the licensed service as it is driven by the Licensee at the valuation date, as a going concern and without regard to the debts;

(ii) to obtain the new License, without payment, in the event that any bid submitted in the New Bidding exceeds the appraised value;

(iii) to match the best bid submitted by third parties in the New Bidding, if it would be higher than its bid mentioned in (i), paying the difference between both values to obtain the new License;

(iv) if the Company is unwilling to match the best bid made by a third party, to receive the appraisal value mentioned in (i) as compensation for the transfer of the Essential Assets to the new licensee.

18. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Balances in foreign currency as of December 31, 2019 and 2018 are detailed below:

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

19. COMMON STOCK AND DIVIDENDS

a)Common stock structure and shares’ public offer

As of December 31, 2019 and 2018, TGS’ common stock was as follows:

Common stock structure as of December 31, 2018
Shares Class	Amount of common stock, subscribed, issued and authorized for public offer
Common Shares Class(Face value $ 1, 1 vote)	Outstanding shares	Treasury Shares	Common Stock
Class “A”	405,192,594	-	405,192,594
Class “B”	375,701,909	13,600,780	389,302,689
Total	780,894,503	13,600,780	794,495.283
Common stock structure as of December 31, 2019
Shares Class	Amount of common stock, subscribed, issued and authorized for public offer
Common Shares Class(Face value $ 1, 1 vote)	Outstanding shares	Treasury Shares	Common Stock
Class “A”	405,192,594	-	405,192,594
Class “B”	379,415,934	9,886,755	389,302,689
Total	784,608,528	9,886,755	794,495.283

TGS's shares are traded on the BYMA and under the form of the ADSs (registered with the Securities and Exchange Commission (“SEC”) and representing 5 shares each) on the New York Stock Exchange.

b)Acquisition of treasury shares

During fiscal year 2018, the Board of Directors of the Company approved two programs for the acquisition of treasury shares, on May 9 and September 6, which were executed in accordance with the conditions established therein. For the definition of these programs, the Board of Directors considered the solid cash position and investments that the Company has. This program was approved by virtue of the distortion evidenced between the economic value of the Company, measured by its current businesses and derivatives of projects under development, and the price of the price of their shares in the market.

Subsequently, on March 27, 2019, the Board of Directors of the Company approved a third Program for the acquisition of treasury shares in the markets where TGS makes a public offering (the "Third Share Repurchase Program") for a maximum amount to be invested in Ps. 1,500 million (at the moment of its creation).

On August 26, 2019, after concluding the Third Buy Program, the Board of Directors of the Company approved a new program for the acquisition of treasury shares for a total of Ps. 3,200 million (at the moment of its creation).

As mentioned in “c. Distribution of dividends”, the treasury shares acquired as of October 31, 2019 were used to pay a dividend in shares.

Finally, on November 19, 2019, a fifth program of acquisition of treasury shares was approved (the “Fifth Share Repurchase Program”) for a total of Ps. 4,000 million (at the time of its creation). This program is valid for 120 days from its creation.

As of December 31, 2019, the Company has 9,886,755 treasury shares, representing 1.24% of the total share capital. The acquisition cost of the treasury shares in the market amounted to Ps. 730,764 which, in accordance with the provisions of Title IV, Chapter III, Article 3.11.c of

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

the Rules, restricts the amount of the realized and liquid gains mentioned above that the Company may distribute.

c)Distribution of dividends

Cash dividends

During the year ended December 31, 2019, the Company paid dividends as follows:

•The Ordinary General Shareholders´ Meeting of the Company at its meeting held on April 11, 2019 approved the payment of Ps. 9,185,584 (Ps. 11,7671 per share).

•The Board of Directors of the Company at its meeting held on April 11, 2019 approved the payment of Ps. 318,732 (Ps. 0,4083 per share).

•On October 31, 2019, the Board of Directors of the Company approved, together with the distribution mentioned below, to make available to the shareholders as of November 13, 2019 a cash dividend amounting to Ps. 256,338 (Ps. 0,3351 per share). This dividend was compensated -in the corresponding cases- with the withholding of income tax by virtue of the distribution of treasury shares (article 46 of the Income Tax Law and article 66.2 of the Regulatory Decree), in the case that it should be done.

Treasury shares distribution

On October 17, 2019, the Ordinary and Extraordinary General Shareholders´ Meeting of the Company decided to distribute among all shareholders in proportion to their holdings, in the terms provided in Article 67 of Law No. 26,831 all of the treasury shares in the portfolio for 29,444,795 class B shares and also delegated to the Board of Directors the broadest powers to effect the distribution of the shares indicated in accordance with current regulations, including the determination of the timing of such payment.

Subsequently, on October 31, 2019, the Board of Directors of TGS decided to make available to shareholders, as of November 13, 2019, the treasury shares, making it known that said distribution constitutes 0.0385 shares per ordinary share and 0.192 shares per ADR, both outstanding, representing approximately 3.706% of the share capital of TGS, which amounts to Ps. 794,495.

The market value of these shares amounted to Ps. 3,228,002 being its acquisition cost of Ps. 4,045,739. This transaction was accounted for as an equity transaction generating a decrease of Ps. 791,712, which was charged to the heading “Additional paid-up capital” of the net assets of the Company.

d)Restrictions on distribution of retained earnings

Pursuant to the General Companies Act and CNV Rules, we are required to allocate a legal reserve (“Legal Reserve”) equal to at least 5% of each year’s net income (as long as there are no losses for prior fiscal years pending to be absorbed) until the aggregate amount of such reserve equals 20% of the sum of (i) “common stock nominal value” plus (ii) “inflation adjustment to common stock,” as shown in our consolidated statement of changes in equity. If there are any losses pending to be absorbed from prior fiscal years, such 5% should be calculated on any excess of the net income over such losses, if any. Dividends may not be paid if the legal reserve has been impaired, nor until it has been fully replenished. The Legal Reserve is not available for distribution as a dividend.

The General Shareholders´ Meeting held on April 11, 2019, which decided to create the “Reserve for capital expenditures, acquisition of treasury shares and/or dividends” and delegated to the Board of Directors of the Company the decision of the distribution of dividends,

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

provided as maximum limit for such distribution up to 80% of said reserve restated according to the General Resolution N° 777/2018 of the CNV.

Finally, and as mentioned in subsection b of this note, the amounts subject to distribution are restricted up to the acquisition cost of treasury shares and the additional paid-up capital.

20. LEGAL CLAIMS AND OTHER MATTERS

a)Turnover tax calculated on the natural gas price consumed by TGS

The Company has interpretative differences with several provinces regarding the liquidation of the turnover tax calculated on the natural gas used by TGS as fuel to render its transportation services. In this framework there have been initiated several lawsuits against TGS, which have adversely concluded by the Company.

During fiscal year 2017 and 2016, the Company continued to receive several claims from different provinces, which meant that TGS paid Ps. 148.5 million and Ps. 27.6 million to provincial agencies (stated at their original values), respectively.

On May 24, 2017, ENARGAS issued Resolution No. 5041/2017, which approved the tariff methodology for turnover tax on gas withheld from those determinations or liquidations that the Company receives as of its date of issue.

As of December 31, 2019 and 2018, the Company recorded a provision of Ps. 515.1 million and Ps. 482.6 million, respectively, in respect of this contingency under the line item “Provisions”. Those amounts were determined in accordance with the estimations of tax and interests, that would be payable as of such date.

b)Action for annulment of ENARGAS Resolutions No. I-1,982/11 and No. I-1,991/11 (the “Resolutions”)

After the issuance of the Resolutions, TGS filed a judicial action before the National Court of First Instance in Federal Administrative Litigation No. 1 (the "Court") in order to obtain the declaration of nullity of the Presidential Decree No. 2067/08 and the Resolutions as well as the unconstitutionality of the administrative acts that created the Charge. The probative stage of these proceedings was concluded and the allegations are currently being carried out.

On July 5, 2012, the Court issued in favor of TGS a precautionary measure by which the suspension of the Charge was ordered in the terms set forth in the Resolutions. This decision was appealed in different opportunities by the National Government, by virtue of which the dictating of the precautionary measure was limited to the validity of six months. However, at maturity, the Company is entitled to obtain a new precautionary measure for a similar period.

As a result, on September 19, 2017, a new extension of the injunction was obtained (which prevented the Government to claim TGS of the payment of the amounts resulting from the new value of the Charge for the period between the November 2011 and March 2016), thus extending the validity until March 2018.

On the other hand, the National Court of Appeals in Contentious Administrative Dismissal rejected the extraordinary appeal filed by the National Government against the judgment of that court that confirmed the rejection made by the Court at the request of ENARGAS to declare abstract the legal action initiated by TGS in accordance with the precedent "Alliance" issued by the Supreme Court in December 2014.

On March 26, 2019, TGS was notified of the judgment of first instance issued by the Federal Contentious-Administrative Court No. 1 in its claim initiated by which TGS requested the

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

unconstitutionality of Decree No. 2,067/08; Resolutions and of any other rule or act issued or to be issued, that is caused by the mentioned rules (the “Cause”).

The first instance judgment declares the unconstitutionality of both Articles 53 and 54 of Law 26,784, as well as the aforementioned rules and of any other act tending to execute said provision, and consequently, the nullity of said rules (the “sentence").

The Judgment was appealed by the National Government on March 29, 2019, and the appeal was granted on April 3, 2019, which has not been resolved as of the closing date of the year.

On October 29, 2019, the intervening judge decided, considering what was decided in the judgment and attending to the reasons invoked by TGS, to extend the validity of the precautionary measure issued for six more months of processing in said ordinary process and / or until the sentence passed is firm.

TGS’s Management believes it has sufficient valid arguments to defend its position, and thus, the Company has not recorded the increase of the charge for natural gas consumptions from the date of obtaining the injunction until April 1, 2016, effective date of Resolution 28.

c)Recovery action of VAT and income tax

On October 9, 2008, TGS signed the 2008 Transitional Agreement with ex UNIREN that contemplated a tariff increase of 20%, applicable as from September 1, 2008. On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. By means of this decree, TGS was able to bill the tariff increase to its clients as soon as ENARGAS would have published the new tariffs schedule and set the methodology to bill the retroactive effect. Finally, this administrative act did not become effective and therefore in September 2010 TGS filed an acción de amparo (a summary proceeding to guarantee constitutional rights). Due to the passing of time since the enactment of Decree No. 1918/09, on December 16, 2010, the Board of Directors of the Company resolved to discontinue the recognition of the tariff increase revenue and to reverse the receivable of the tariff increase revenue already accrued. The reversal of the tariff increase did not imply any resignation to the Company´s rights resulting from the Decree No. 1,918/09.

On May 24, 2013, TGS filed a tax recovery appeal with respect to the income tax and VAT credits generated by the reversal of the tariff increase credit mentioned above. The total amount claimed by TGS amounted to Ps. 69.4 million plus compensatory interests. After the omission to pass judgment on the claim within the three months of the filing of the tax recovery appeal, on October 9, 2013, TGS filed an appeal before the Federal Tax Bureau. On June 6, 2017, the Tax Court of the Nation rejected the claim for recovery filed by the Company. This resolution was appealed by TGS.

On May 7, 2019, the National Court of Appeals for Federal Administrative Disputes made the appeal filed by TGS and revoked the judgment of first instance, with costs to the defeated defendant. On May 23, 2019, the Treasury filed an Extraordinary Appeal - which was granted on September 26, 2019 in relation to the interpretation of the federal norms at stake in the case, but was denied as to the arbitrariness of judgment - and then Complaint Appeal. As of the date of issuance of these financial statements, the case is being resolved by the Supreme Court of Justice of the Nation.

At December 31, 2019 and 2018 there are no account receivables booked per this recovery action

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

d)Turnover tax withholding in the Province of Buenos Aires

The Company was notified by ARBA regarding the initiation of various determinative procedures in which TGS is claimed for a total of Ps. 4.9 million (without fine or interest) for the omission as agent of withholding and collection of the turnover tax corresponding to the period July 2009 - June 2011. Given this determination, the Company presented to ARBA various elements of evidence that allow reducing substantially the amount claimed. As of the date of issuance of these consolidated financial statements, the Tax Court has not resolved the issue.

In March 2017, TGS partially canceled the debt claimed by ARBA, paying Ps. 2.9 million (stated in its original value) through the adhesion to the payment plans offered by the Province of Buenos Aires through Law 14,890. Adherence to these payment plans allowed partial cancellation of compensatory interest and all fines and charges claimed by ARBA.

As of the date of the issuance of these Consolidated Financial Statements, only two files remain in relation to the alleged failure of TGS to act as withholding and collection agent during 2009 and 2010. The Company's Management considers that it has sufficient arguments to assert its defense so at December 31, 2019 and 2018 it has no recorded any provision for this concept.

e)Environmental matters

The Company is subject to extensive environmental regulations in Argentina. TGS’ management believes that its current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced. The Company has not incurred in any material environmental liabilities as a result of its operations to date.

f)Others

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings which involve taxation, labor claims, social security, administrative and others arising in the ordinary course of business. The Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations. As of December 31, 2019 and 2018, the total amount of these provisions amounted Ps. 34.7 million and Ps. 56.6 million, respectively.

21. BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Technical, Financial and Operational Assistance Agreement

Pampa Energía is TGS’s technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Pampa Energía is in charge of providing services related to the operation and maintenance of the natural gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on a percentage of the operating income of the Company.

The Ordinary and Extraordinary General Shareholders´ Meeting held on October 17, 2019 ratified the proposal approved by the Board of Directors at its meeting on September 17, 2019 made to Pampa Energía that implies an extension in the contract and a modification in the determination of the remuneration received by Pampa Energía.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Such modifications, without implying a modification in the scope of the tasks performed, will mean a progressive reduction over the years in the remuneration that Pampa Energía will receive in its role of Technical Operator.

According to the modifications made, TGS will pay Pampa Energía the greater of: (i) an annual fixed sum of US$ 0.5 million or (ii) the variable compensation that arises from applying to comprehensive income before results and income taxes for the year but after deducting also the above fixed amount) the following scheme:

•From 12/28/2019 to 12/27/2020: 6.5%

•From 12/28/2020 to 12/27/2021: 6%

•From 12/28/2021 to 12/27/2022: 5.5%

•From 12/28/2022 to 12/27/2023: 5%

•From 12/28/2023 to 12/27/2024 and onwards: 4.5%

     Commercial transactions

In the normal course of its activity, TGS celebrated with Pampa Energía and other companies related to it, agreements to transfer natural gas and its richness. The price, which is denominated in US dollars, is determined according to common market practices.

In addition, in the normal course of business, TGS carries out liquid sales, natural gas transportation services and other services with its associated companies, Pampa Energía and related companies.

Lease agreement with Pampa Energía

As mentioned in Note 13 to these Consolidated Financial Statements, on August 11, 2016, the Company entered into a finance lease agreement with Pampa Energía (formerly Petrobras Argentina).

Key management compensation

The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Executive Committee for the years ended December 31, 2019 and 2018 were Ps. 142,116 and Ps. 128,942, respectively.

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of December 31, 2019 and 2018 is as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The detail of significant transactions with related parties for the years ended December 31, 2019 and 2018 is as follows:

Year ended December 31, 2019:

Additionally, during the year ended December 31, 2019, the Company received from SACDE Sociedad Argentina de Construcción, construction engineering services for Ps. 1,726,356, which are capitalized within the facilities related to the Vaca Muerta Projects.

Year ended December 31, 2018:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

22.CONTRACTUAL OBLIGATIONS

a)Contractual Commitments

As of December 31, 2019, the Company had the following contractual commitments:

The totality of the financial indebtedness of TGS and the obligations corresponding to gas purchases are denominated in U.S. dollars which have been translated into Argentine pesos at the exchange rate as of December 31, 2019 (US$ 1.00 = Ps. 59.89). The amounts to be paid in pesos could vary depending on the actual fluctuations in the exchange rate.

For further information, see Note 17.a).

b)Guarantees granted and goods for restricted availability

The Company has not granted any additional guarantees or goods of restricted availability other than those set out in the remaining notes.

23)ASSOCIATES AND JOINT AGREEMENT

Associates with significant influence

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s natural gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan (Buenos Aires province), located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

TGU:

TGU is a company incorporated in Uruguay. This company rendered operation and maintenance services to Gasoducto Cruz del Sur S.A. and its contract terminated in 2010. TGS holds 49% of its common stock and Pampa Energía holds the remaining 51%.

EGS (in liquidation):

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%).

EGS operates its own pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

In October 2012, ENARGAS issued a resolution which authorizes EGS to transfer the connection pipeline and service offerings in operation to TGS. On November 13, 2013, the sale of all the fixed assets of EGS to TGS for an amount of US$ 350,000 was made, the existing natural gas

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

transportation contracts were transferred and the procedures to dissolve the Company were initiated.

The Board of Directors Meeting held on January 13, 2016, approved to initiate the necessary steps for the dissolution of EGS. The Special Shareholders Meeting held on March 10, 2016 appointed EGS’ liquidator.

Joint Agreement

UT:

The Board of Directors of TGS approved the agreement to set up the UT together with SACDE. The objective of the UT is the assembly of pipes for the construction of the project of "Expansion of the System of Transportation and Distribution of Natural Gas" in the Province of Santa Fe, called by National Public Bid No. 452-0004-LPU17 by the MINEM (the "Work").

On October 27, 2017, TGS - SACDE UT signed the corresponding work contract with the MINEM.

The validity of the UT will be until it has fulfilled its purpose, once the Work is completed and until the end of the guarantee period, set at 18 months from the provisional reception.

As of December 31, 2019, the Work is being executed.

24)INFORMATION REQUIRED BY ARTICLE 26 OF SECTION VII CHAPTER IV TITLE II OF CNV RULES

In order to comply with General Resolution No. 629/2014 TGS informs that by March 6, 2020, supporting and management documentation related to open tax periods is safeguarded by Iron Mountain Argentina S.A. at its facilities are located at 2482 Amancio Alcorta Avenue in the Autonomous City of Buenos Aires.

As for commercial books and accounting records, they are situated in the headquarters of the Company in areas that ensure its preservation and inalterability.

The Company has available in its headquarters to CNV details of the documentation given in safeguard to third parties.

25)SUBSEQUENT EVENTS

The consolidated financial statements were authorized for issuance by the Board of Directors on March 6, 2020.

There are no subsequent events between the closing date of the annual period and the approval (issuance) of these financial statements, other than the ones already disclosed.

Luis Alberto Fallo

Chairman of the Board of Directors

English translation of the original report issued in Spanish for publication in Argentina

Independent Auditor’s Report on consolidated financial statements

To the Shareholders, President and Directors of

Transportadora de Gas del Sur S.A.

Legal address: Don Bosco 3672 5th Floor

Ciudad Autónoma de Buenos Aires

CUIT N° 30-65786206-8

Introduction

We have audited the accompanying consolidated financial statements of Transportadora de Gas del Sur S.A. and its subsidiaries, which comprise the consolidated statement of financial position at December 31, 2019, and the consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes.

The balances and other information corresponding to the fiscal year 2018 are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Responsibility of the Board of Directors

The Company's Board of Directors is responsible for the preparation and presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) adopted by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) as its professional accounting standards and added by the Comisión Nacional de Valores (“CNV”) to its regulations, as issued by the International Accounting Standard Board (“IASB”). The Company’s Board of Directors is also responsible for the existence of internal control that they may deem necessary to enable the preparation of consolidated financial statements that are free from material misstatement, either due to errors or irregularities.

Auditor’s Responsibilities

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing (ISAs) as issued by the International Auditing and Assurance Standards Board (IAASB) and adopted by the FACPCE through Technical Resolution N° 32 and its pertinent Adoption rules. Those standards require that we comply with the ethics requirements, as well as plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements.

English translation of the original report issued in Spanish for publication in Argentina

An audit involves performing procedures to obtain evidence about the amounts and disclosures included in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement in the consolidated financial statements due to irregularities or errors. In making those risk assessments, the auditor should take into account the internal control relevant to the preparation and fair presentation of the Company’s consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by the Company’s management, as well as evaluating the overall presentation of the consolidated financial statements as a whole.

We believe that the evidence we have obtained provides sufficient and appropriate basis for our audit opinion.

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Transportadora de Gas del Sur S.A. and its subsidiaries as at December 31, 2019, and its consolidated statement of comprehensive income and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Report about the compliance with current regulations

In compliance with current regulation, we report that:

a)The consolidated financial statements mentioned in paragraph 1. are transcribed into the “Inventory and Balance Sheet” book of Transportadora de Gas del Sur S.A. and, in our opinion, were prepared in all material respect, in accordance with the provisions of the Commercial Companies Law and pertinent resolutions of the CNV;

b)The separate financial statements of Transportadora de Gas del Sur S.A. arise from accounting records kept in all formal respects in conformity with current legal regulations, which maintain the conditions of security and integrity based on which they were authorized by the CNV;

c)The information included in points 11 d, e, f and h in the Annual Report  “Analysis of financial conditions and results of operations  for the year ended December 31, 2019, 2018 and 2017”, which is presented together with the consolidated financial statements to comply with CNV regulations, arise from the accompanying consolidated financial statements at December 31, 2019 and from the consolidated financial statements at December 31, 2018 , restated to the currency of purchasing power as of December 31, 2019, which are not included in the accompanying consolidated financial statements and on which we have issued an audit report dated March 7, 2019, to which we refer, which should be read together with this report.

English translation of the original report issued in Spanish for publication in Argentina

d)At December 31, 2019 the liabilities accrued in employee and employer contributions to the Argentine Integrated Social Security System according to the Company's accounting records amounted to Ps. 66,983,490 none of which were due at that date.

e)As required by article 21°, indent b), chapter III, section VI, Title II of the CNV rules, we report that total audit and related services fees billed to the Company by Price Waterhourse & Co. and Pistrelli, Henry Martin y Asociados S.R.L. during the fiscal year ended December 31, 2019 represent:

e.1) 89% and 77% of the total fees for any services billed to the Company during that fiscal year, respectively;

e.2) 14% and 81% of the total audit and related services fees billed to the Company, its parent companies, subsidiaries and related companies during that year, respectively;

e.3) 12% and 65% of the total fees for any services billed to the Company, its parent companies, subsidiaries and related companies during that year, respectively;

f)We have performed money laundering procedures and anti-terrorist financing procedures required by the professional standards issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires.

City of Buenos Aires, March 6, 2020.

PRICE WATERHOUSE & CO. S.R.L. (Partner)	PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L (Partner)
Dr. Fernando A. Rodriguez	Ezequiel A. Calciati

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán Diego Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: April 2, 2020.